Exhibit 99.1

TD Bank Group Reports First Quarter 2020 Results Report to Shareholders • Three months ended January 31, 2020

The financial information in this document is reported in Canadian dollars and is based on the Bank's unaudited Interim Consolidated Financial Statements and related Notes prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted.

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of the Management's Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

FIRST QUARTER FINANCIAL HIGHLIGHTS, compared with the first quarter last year:

•	Reported diluted earnings per share were $1.61, compared with $1.27.
•	Adjusted diluted earnings per share were $1.66, compared with $1.57.
•	Reported net income was $2,989 million, compared with $2,410 million.
•	Adjusted net income was $3,072 million, compared with $2,953 million.

FIRST QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The first quarter reported earnings figures included the following items of note:

•	Amortization of intangibles of $70 million ($59 million after-tax or 3 cents per share), compared with $80 million ($67 million after-tax or 4 cents per share) in the first quarter last year.
•

Charges associated with the acquisition of Greystone of $24 million ($24 million after-tax or 2 cents per share), compared with $31 million ($30 million after-tax or 2 cents per share) in the first quarter last year.

TORONTO, February 27, 2020 – TD Bank Group ("TD" or the "Bank") today announced its financial results for the first quarter ended January 31, 2020. First quarter reported earnings were $3 billion, up 24% on a reported basis and 4% on an adjusted basis, compared with the same quarter last year.

"TD started the year with a solid quarter, reflecting volume growth on both sides of the border in our Retail businesses and strong revenues and earnings in our Wholesale business," said Bharat Masrani, Group President and Chief Executive Officer, TD Bank Group. "Our strong performance demonstrates the advantages of our strategy and proven business model, as we continued to acquire new customers and engage with them in more innovative and personalized ways."

The Bank also announced a dividend increase of five cents per common share for the quarter ending in April, an increase of 7%.

Canadian Retail

Canadian Retail reported net income was $1,789 million, up 30% from the first quarter last year, primarily reflecting charges related to the Air Canada agreement in the first quarter of 2019. Adjusted net income was $1,813 million, a decrease of 2% compared with the same quarter last year. Revenue growth of 4%, reflecting volume-based increases in net interest and other income across the businesses, was more than offset by higher non-interest expenses, provisions for credit losses, and insurance claims.

Canadian Retail continued to invest in its business and capabilities, further strengthening its position as Canada's leading credit card issuer with the introduction of a new line of business cards that give business customers added flexibility and choice. In addition, TD Direct Investing was ranked highest among the banks in The Globe and Mail's annual review of online brokers, reflecting continued investments in its WebBroker and mobile platforms and resources to help customers achieve their financial goals.

U.S. Retail

U.S. Retail net income was $1,146 million (US$869 million), a decrease of 8% (7% in U.S. dollars), compared with the same quarter last year. TD Ameritrade contributed $201 million (US$152 million) in earnings to the segment, a decrease of 35% (35% in U.S. dollars) compared to the same quarter last year, primarily due to reduced trading commissions.

The U.S. Retail Bank, which excludes the Bank's investment in TD Ameritrade, contributed $945 million (US$717 million), up 2% (2% in U.S. dollars) from the same quarter last year. Revenue was down 2% as loan and deposit volume growth was offset by reduced margins given the lower interest rate environment. Provision for income taxes benefitted from changes in estimates. The U.S. Retail Bank continued to invest in its digital capabilities and this quarter, increased its number of mobile active customers by 12%. TD Bank, America's Most Convenient Bank®, also recorded a milestone achievement in the quarter, ranking "highest in customer satisfaction", among the national banks, according to the J.D. Power 2019 U.S. National Banking Satisfaction Study1 that evaluated banks from across the country.

Wholesale

Wholesale Banking reported net income of $281 million this quarter, an increase of $298 million, compared to the same quarter last year. Revenue for the quarter was $1,046 million, an increase of $464 million, compared with the first quarter last year, reflecting higher trading-related revenue and underwriting fees compared with the first quarter last year when the business experienced challenging market conditions. The Wholesale Bank continued to grow its banking and corporate lending relationships and gain market share, reflecting the investments made in its U.S. dollar strategy.

[1]

TD Bank received the highest score in the J.D. Power 2019 U.S. National Banking Satisfaction Study of customers' satisfaction with bank products and services among national banks. Visit jdpower.com/awards

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 1

Capital

TD's Common Equity Tier 1 Capital ratio on a Basel lll fully phased-in basis was 11.7%.

Innovation

"We continued to enhance our digital capabilities to provide customers with personalized and connected experiences and the ability to manage their finances across all of our channels," continued Masrani. "Since launching our artificial intelligence-powered chatbot TD Clari last year, we have seen more than 90% of mobile chat interactions handled instantly. These and other investments are extending our competitive advantage and deepening our customer relationships across the Bank."

Conclusion

"We are building for the future and are making strategic investments to extend our market differentiation and create lasting, trusted customer relationships across our businesses," added Masrani. "While macroeconomic conditions may fluctuate, our strategy is clear, and our more than 85,000 colleagues are focused with passion and commitment on the work ahead."

The foregoing contains forward-looking statements. Please refer to the "Caution Regarding Forward-Looking Statements" on page 4.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 2

ENHANCED DISCLOSURE TASK FORCE

The Enhanced Disclosure Task Force (EDTF) was established by the Financial Stability Board in 2012 to identify fundamental disclosure principles, recommendations and leading practices to enhance risk disclosures of banks. The index below includes the recommendations (as published by the EDTF) and lists the location of the related EDTF disclosures presented in the first quarter 2020 Report to Shareholders (RTS), Supplemental Financial Information (SFI), or Supplemental Regulatory Disclosures (SRD). Information on TD's website, SFI, and SRD is not and should not be considered incorporated herein by reference into the first quarter 2020 RTS, Management's Discussion and Analysis, or the Interim Consolidated Financial Statements. Certain disclosure references have been made to the Bank's 2019 Annual Report.

Type of Risk	Topic	EDTF Disclosure	Page
			RTS First Quarter 2020	SFI First Quarter 2020	SRD First Quarter 2020	Annual Report 2019

General	1	Present all related risk information together in any particular report.	Refer to below for location of disclosures
	2	The bank's risk terminology and risk measures and present key parameter values used.				73-78, 83, 90-93, 103-105
	3	Describe and discuss top and emerging risks.				68-73
	4	Outline plans to meet each new key regulatory ratio once applicable rules are finalized.	25, 38			63-64, 89, 97-98
Risk Governance and Risk Management and Business Model	5	Summarize the bank's risk management organization, processes, and key functions.				74-77
	6	Description of the bank's risk culture and procedures applied to support the culture.				73-74
	7	Description of key risks that arise from the bank's business models and activities.				62, 73, 78-105
	8	Description of stress testing within the bank's risk governance and capital frameworks.	29			61, 77, 86, 103
Capital Adequacy and Risk Weighted Assets	9	Pillar 1 capital requirements and the impact for global systemically important banks.	23-25, 67		1-3, 6	58-60, 64, 211
	10	Composition of capital and reconciliation of accounting balance sheet to the regulatory balance sheet.			1-3, 5	58
	11	Flow statement of the movements in regulatory capital.			4
	12	Discussion of capital planning within a more general discussion of management's strategic planning.				59-61, 103
	13	Analysis of how RWA relate to business activities and related risks.		8-11		61-62
	14	Analysis of capital requirements for each method used for calculating RWA.	29		10	79-81, 83, 85-86, 100
	15	Tabulate credit risk in the banking book for Basel asset classes and major portfolios.			22-36, 40-45
	16	Flow statement reconciling the movements of RWA by risk type.	26		11-12
	17	Discussion of Basel III back-testing requirements.			57	82, 86, 91-92
Liquidity	18	The bank's management of liquidity needs and liquidity reserves.	31-33, 35-36			93-95
Funding	19	Encumbered and unencumbered assets in a table by balance sheet category.	34			96, 205
	20	Tabulate consolidated total assets, liabilities and off-balance sheet commitments by remaining contractual maturity at the balance sheet date.	38-40			100-102
	21	Discussion of the bank's funding sources and the bank's funding strategy.	34-35, 37-38			99-100
Market Risk	22	Linkage of market risk measures for trading and non-trading portfolio and balance sheet.	28			84
	23	Breakdown of significant trading and non-trading market risk factors.	28-31			84, 86-89
	24	Significant market risk measurement model limitations and validation procedures.	29			85-89, 91-92
	25	Primary risk management techniques beyond reported risk measures and parameters.	29			85-89
Credit Risk	26	Provide information that facilitates users' understanding of the bank's credit risk profile, including any significant credit risk concentrations.	19-22, 56-59	20-35	1-5, 10-11, 13-57	45-58, 78-83, 164-169, 178, 181-182, 209-210
	27	Description of the bank's policies for identifying impaired loans.	59			53, 136-137, 143-144, 168
	28	Reconciliation of the opening and closing balances of impaired loans in the period and the allowance for loan losses.	19, 58-59	24, 28		50, 166-167
	29	Analysis of the bank's counterparty credit risks that arise from derivative transactions.			37-39, 46-50	81-82, 151, 174-175, 178, 181-182
	30	Discussion of credit risk mitigation, including collateral held for all sources of credit risk.				82, 140, 151
Other Risks	31	Description of 'other risk' types based on management's classifications and discuss how each one is identified, governed, measured and managed.				90-92, 103-105
	32	Discuss publicly known risk events related to other risks.	65			71-73, 203-205

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 3

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS
4	Caution Regarding Forward-Looking Statements
5	Financial Highlights
6	How We Performed
9	Financial Results Overview
12	How Our Businesses Performed
17	Quarterly Results
18	Balance Sheet Review
19	Credit Portfolio Quality
23	Capital Position
27	Managing Risk
41	Securitization and Off-Balance Sheet Arrangements

41	Accounting Policies and Estimates
42	Changes in Internal Control over Financial Reporting

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
43	Interim Consolidated Balance Sheet
44	Interim Consolidated Statement of Income
45	Interim Consolidated Statement of Comprehensive Income
46	Interim Consolidated Statement of Changes in Equity
47	Interim Consolidated Statement of Cash Flows
48	Notes to Interim Consolidated Financial Statements

68	SHAREHOLDER AND INVESTOR INFORMATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

This MD&A is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group ("TD" or the "Bank") for the three months ended January 31, 2020, compared with the corresponding periods shown. This MD&A should be read in conjunction with the Bank's unaudited Interim Consolidated Financial Statements and related Notes included in this Report to Shareholders and with the 2019 Annual Consolidated Financial Statements and related Notes and 2019 MD&A. This MD&A is dated February 26, 2020. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank's 2019 Annual Consolidated Financial Statements and related Notes or Interim Consolidated Financial Statements and related Notes, prepared in accordance with IFRS as issued by the IASB. Note that certain comparative amounts have been restated/reclassified to conform with the presentation adopted in the current period. Additional information relating to the Bank, including the Bank's 2019 Annual Information Form, is available on the Bank's website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the SEC's website at http://www.sec.gov (EDGAR filers section).

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management's Discussion and Analysis ("2019 MD&A") in the Bank's 2019 Annual Report under the heading "Economic Summary and Outlook", for the Canadian Retail, U.S. Retail, and Wholesale Banking segments under headings "Business Outlook and Focus for 2020", and for the Corporate segment, "Focus for 2020", and in other statements regarding the Bank's objectives and priorities for 2020 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "will", "would", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "goal", "target", "may", and "could".

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank's control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), liquidity, operational (including technology, cyber security, and infrastructure), model, reputational, insurance, strategic, regulatory, legal, conduct, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; geopolitical risk; the ability of the Bank to execute on long-term strategies and shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans; the ability of the Bank to attract, develop, and retain key executives; disruptions in or attacks (including cyber-attacks or data security breaches) on the Bank's information technology, internet, network access or other voice or data communications systems or services; fraud or other criminal activity to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance and the bank recapitalization "bail-in" regime; exposure related to significant litigation and regulatory matters; increased competition from incumbents and non-traditional competitors, including Fintech and big technology competitors; changes to the Bank's credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; Interbank Offered Rate (IBOR) transition risk; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; environmental and social risk; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. For more detailed information, please refer to the "Risk Factors and Management" section of the 2019 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the headings "Significant and Subsequent Events, and Pending Transactions" and "Significant Events and Pending Transactions" in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank's forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2019 MD&A under the headings "Economic Summary and Outlook", for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, "Business Outlook and Focus for 2020", and for the Corporate segment, "Focus for 2020", each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank's Audit Committee and was approved by the Bank's Board of Directors, on the Audit Committee's recommendation, prior to its release.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 4

TABLE 1:  FINANCIAL HIGHLIGHTS

(millions of Canadian dollars, except as noted)	As at or for the three months ended
	January 31 2020	October 31 2019	January 31 2019
Results of operations
Total revenue – reported	$10,609	$10,340	$9,998
Total revenue – adjusted	10,609	10,340	9,998
Provision for credit losses	919	891	850
Insurance claims and related expenses	780	705	702
Non-interest expenses – reported	5,467	5,543	5,855
Non-interest expenses – adjusted[1]	5,397	5,463	5,161
Net income – reported	2,989	2,856	2,410

Net income – adjusted[1]	3,072	2,946	2,953
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses	$693.2	$684.6	$648.5
Total assets	1,457.4	1,415.3	1,322.5
Total deposits	908.4	887.0	849.3
Total equity	88.8	87.7	81.7

Total risk-weighted assets	476.0	456.0	439.3
Financial ratios
Return on common equity (ROE) – reported	14.2%	13.6%	12.2%
Return on common equity – adjusted[2]	14.6	14.0	15.0
Return on tangible common equity (ROTCE)[2]	19.6	18.9	17.5
Return on tangible common equity – adjusted[2]	19.7	19.1	21.0
Efficiency ratio – reported	51.5	53.6	58.6
Efficiency ratio – adjusted[1]	50.9	52.8	51.6

Provision for credit losses as a % of net average loans and acceptances[3]	0.52	0.51	0.50
Common share information – reported (Canadian dollars)
Per share earnings
Basic	$1.61	$1.54	$1.27
Diluted	1.61	1.54	1.27
Dividends per share	0.74	0.74	0.67
Book value per share	45.91	45.20	41.69
Closing share price[4]	73.14	75.21	74.00
Shares outstanding (millions)
Average basic	1,810.9	1,811.7	1,833.1
Average diluted	1,813.6	1,814.5	1,836.2
End of period	1,808.2	1,811.9	1,830.8
Market capitalization (billions of Canadian dollars)	$132.3	$136.3	$135.5
Dividend yield[5]	4.0%	4.0%	3.8%
Dividend payout ratio	45.8	48.0	52.6
Price-earnings ratio	11.1	12.0	12.3

Total shareholder return (1 year)[6]	2.8	7.1	2.6
Common share information – adjusted (Canadian dollars)[1]
Per share earnings
Basic	$1.66	$1.59	$1.57
Diluted	1.66	1.59	1.57
Dividend payout ratio	44.6%	46.5%	42.7%

Price-earnings ratio	10.8	11.2	11.4
Capital ratios
Common Equity Tier 1 Capital ratio	11.7%	12.1%	12.0%
Tier 1 Capital ratio	13.1	13.5	13.5
Total Capital ratio	15.7	16.3	15.9

Leverage ratio	4.0	4.0	4.1

[1]	Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of this document for an explanation of reported and adjusted results.
[2]	Metrics are non-GAAP financial measures. Refer to the "Return on Common Equity" and "Return on Tangible Common Equity" sections of this document for an explanation.
[3]	Excludes acquired credit-impaired (ACI) loans.
[4]	Toronto Stock Exchange (TSX) closing market price.
[5]

Dividend yield is calculated as the annualized dividend per common share paid divided by daily average closing stock price in the relevant period. Dividend per common share is derived as follows: a) for the quarter – by annualizing the dividend per common share paid during the quarter; and b) for the year-to-date – by annualizing the year-to-date dividend per common share paid.

[6]	Total shareholder return (TSR) is calculated based on share price movement and dividends reinvested over a trailing one-year period.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 5

HOW WE PERFORMED

Corporate Overview

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves over 26 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, which includes the results of the Canadian personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and business banking operations, wealth management services, and the Bank's investment in TD Ameritrade Holding Corporation (TD Ameritrade); and Wholesale Banking. TD also ranks among the world's leading online financial services firms, with more than 13 million active online and mobile customers. TD had $1.5 trillion in assets as at January 31, 2020. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

How the Bank Reports

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as "reported" results. The Bank also utilizes non-GAAP financial measures referred to as "adjusted" results to assess each of its businesses and to measure the Bank's overall performance. To arrive at adjusted results, the Bank removes "items of note" from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank's performance. The items of note are disclosed in Table 3. As explained, adjusted results differ from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

The Bank's U.S. strategic cards portfolio comprises agreements with certain U.S. retailers pursuant to which TD is the U.S. issuer of private label and co-branded consumer credit cards to their U.S. customers. Under the terms of the individual agreements, the Bank and the retailers share in the profits generated by the relevant portfolios after credit losses. Under IFRS, TD is required to present the gross amount of revenue and provisions for credit losses related to these portfolios in the Bank's Interim Consolidated Statement of Income. At the segment level, the retailer program partners' share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners' net share) recorded in Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to TD under the agreements.

The following table provides the operating results on a reported basis for the Bank.

TABLE 2:  OPERATING RESULTS – Reported

(millions of Canadian dollars)	For the three months ended
	January 31 2020	October 31 2019	January 31 2019
Net interest income	$6,301	$6,175	$5,860

Non-interest income	4,308	4,165	4,138
Total revenue	10,609	10,340	9,998
Provision for credit losses	919	891	850
Insurance claims and related expenses	780	705	702

Non-interest expenses	5,467	5,543	5,855
Income before income taxes and equity in net income of an investment in TD Ameritrade	3,443	3,201	2,591
Provision for income taxes	659	646	503

Equity in net income of an investment in TD Ameritrade	205	301	322
Net income – reported	2,989	2,856	2,410

Preferred dividends	67	68	60
Net income available to common shareholders and non-controlling interests in subsidiaries	$2,922	$2,788	$2,350
Attributable to:
Common shareholders	$2,922	$2,788	$2,332

Non-controlling interests	–	–	18

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 6

The following table provides a reconciliation between the Bank's adjusted and reported results.

TABLE 3: NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income

(millions of Canadian dollars)	For the three months ended
	January 31 2020	October 31 2019	January 31 2019
Operating results – adjusted
Net interest income	$6,301	$6,175	$5,860

Non-interest income	4,308	4,165	4,138
Total revenue	10,609	10,340	9,998
Provision for credit losses	919	891	850
Insurance claims and related expenses	780	705	702

Non-interest expenses[1]	5,397	5,463	5,161
Income before income taxes and equity in net income of an investment in TD Ameritrade	3,513	3,281	3,285
Provision for income taxes	670	660	678

Equity in net income of an investment in TD Ameritrade[2]	229	325	346
Net income – adjusted	3,072	2,946	2,953

Preferred dividends	67	68	60
Net income available to common shareholders and non-controlling interests in subsidiaries – adjusted	3,005	2,878	2,893
Attributable to:

Non-controlling interests in subsidiaries, net of income taxes	–	–	18
Net income available to common shareholders – adjusted	3,005	2,878	2,875
Pre-tax adjustments for items of note
Amortization of intangibles[3]	(70)	(74)	(80)
Charges related to the long-term loyalty agreement with Air Canada[4]	–	–	(607)
Charges associated with the acquisition of Greystone[5]	(24)	(30)	(31)
Less: Impact of income taxes
Amortization of intangibles	(11)	(12)	(13)
Charges related to the long-term loyalty agreement with Air Canada	–	–	(161)

Charges associated with the acquisition of Greystone	–	(2)	(1)
Total adjustments for items of note	(83)	(90)	(543)
Net income available to common shareholders – reported	$2,922	$2,788	$2,332

[1]

Adjusted Non-interest expenses exclude the following items of note: Amortization of intangibles, as explained in footnote 3 – first quarter 2020 – $46 million, fourth quarter 2019 – $50 million, first quarter 2019 – $56 million, these amounts were reported in the Corporate segment. Charges related to the long-term loyalty agreement with Air Canada, as explained in footnote 4 – first quarter 2019 – $607 million; this amount was reported in the Canadian Retail segment. Charges associated with the acquisition of Greystone, as explained in footnote 5 – first quarter 2020 – $24 million, fourth quarter 2019 – $30 million, first quarter 2019 – $31 million; this amount was reported in the Canadian Retail segment.

[2]

Adjusted Equity in net income of an investment in TD Ameritrade excludes the following items of note: Amortization of intangibles, as explained in footnote 3 – first quarter 2020 – $24 million, fourth quarter 2019 – $24 million, first quarter 2019 – $24 million. The earnings impact of this item was reported in the Corporate segment.

[3]

Amortization of intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of intangibles relating to the Equity in net income of the investment in TD Ameritrade. Although the amortization of software and asset servicing rights are recorded in amortization of intangibles, they are not included for purposes of the items of note.

[4]

On January 10, 2019, the Bank's long-term loyalty program agreement with Air Canada became effective in conjunction with Air Canada completing its acquisition of Aimia Canada Inc., which operates the Aeroplan loyalty business (the "Transaction"). In connection with the Transaction, the Bank recognized an expense of $607 million ($446 million after-tax) in the Canadian Retail segment.

[5]

On November 1, 2018, the Bank acquired Greystone Capital Management Inc., the parent company of Greystone Managed Investments Inc. ("Greystone"). The Bank incurred acquisition related charges including compensation to employee shareholders issued in common shares in respect of the purchase price, direct transaction costs, and certain other acquisition related costs. These amounts have been recorded as an adjustment to net income and were reported in the Canadian Retail segment.

TABLE 4:  RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)1

(Canadian dollars)	For the three months ended
	January 31 2020	October 31 2019	January 31 2019
Basic earnings per share – reported	$1.61	$1.54	$1.27

Adjustments for items of note[2]	0.05	0.05	0.30
Basic earnings per share – adjusted	$1.66	$1.59	$1.57

Diluted earnings per share – reported	$1.61	$1.54	$1.27

Adjustments for items of note[2]	0.05	0.05	0.30
Diluted earnings per share – adjusted	$1.66	$1.59	$1.57

[1]	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
[2]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 7

TABLE 5:  AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES1

(millions of Canadian dollars)	For the three months ended
	January 31 2020	October 31 2019	January 31 2019
TD Bank, National Association (TD Bank, N.A.)	$17	$17	$21
TD Ameritrade[2]	24	24	24
MBNA Canada	7	10	10
Aeroplan	4	4	4

Other	7	7	8
	59	62	67

Software and asset servicing rights	124	126	110
Amortization of intangibles, net of income taxes	$183	$188	$177

[1]

Amortization of intangibles, with the exception of software and asset servicing rights, are included as items of note. For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

[2]	Included in Equity in net income of an investment in TD Ameritrade.

Return on Common Equity

The Bank's methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III. Capital allocated to the business segments is based on 10.5% Common Equity Tier 1 (CET1) Capital in fiscal 2020 and 10% in fiscal 2019.

Adjusted ROE is adjusted net income available to common shareholders as a percentage of average common equity.

Adjusted ROE is a non-GAAP financial measure as it is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6:  RETURN ON COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2020	October 31 2019	January 31 2019

Average common equity	$81,933	$81,286	$75,873
Net income available to common shareholders – reported	2,922	2,788	2,332

Items of note, net of income taxes[1]	83	90	543
Net income available to common shareholders – adjusted	3,005	2,878	2,875
Return on common equity – reported	14.2%	13.6%	12.2%
Return on common equity – adjusted	14.6	14.0	15.0

[1]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

Return on Tangible Common Equity

Tangible common equity (TCE) is calculated as common shareholders' equity less goodwill, imputed goodwill and intangibles on an investment in TD Ameritrade and other acquired intangible assets, net of related deferred tax liabilities. ROTCE is calculated as reported net income available to common shareholders after adjusting for the after-tax amortization of acquired intangibles, which are treated as an item of note, as a percentage of average TCE. Adjusted ROTCE is calculated using reported net income available to common shareholders, adjusted for items of note, as a percentage of average TCE. Adjusted ROTCE provides a useful measure of the performance of the Bank's income producing assets, independent of whether or not they were acquired or developed internally. TCE, ROTCE, and adjusted ROTCE are each non-GAAP financial measures and are not defined terms under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 7:  RETURN ON TANGIBLE COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2020	October 31 2019	January 31 2019

Average common equity	$81,933	$81,286	$75,873
Average goodwill	16,971	17,046	17,021
Average imputed goodwill and intangibles on an investment in TD Ameritrade	4,089	4,119	4,170
Average other acquired intangibles[1]	564	613	676

Average related deferred tax liabilities	(261)	(267)	(238)
Average tangible common equity	60,570	59,775	54,244
Net income available to common shareholders – reported	2,922	2,788	2,332

Amortization of acquired intangibles, net of income taxes[2]	59	62	67
Net income available to common shareholders after adjusting for after-tax amortization of acquired intangibles	2,981	2,850	2,399

Other items of note, net of income taxes[2]	24	28	476
Net income available to common shareholders – adjusted	$3,005	$2,878	$2,875
Return on tangible common equity	19.6%	18.9%	17.5%
Return on tangible common equity – adjusted	19.7	19.1	21.0

[1]	Excludes intangibles relating to software and asset servicing rights.
[2]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 8

SIGNIFICANT EVENTS AND PENDING TRANSACTIONS

TD Ameritrade Holding Corporation and The Charles Schwab Corporation

On November 25, 2019, the Bank announced its support for the acquisition of TD Ameritrade, of which the Bank is a major shareholder, by The Charles Schwab Corporation, through a definitive agreement announced by those companies. The transaction is expected to close in the second half of calendar 2020, subject to all applicable closing conditions having been satisfied. Refer to the "Financial Results Overview – Significant and Subsequent Events, and Pending Transactions" section of the Bank's 2019 MD&A for a discussion of the announced transaction.

FINANCIAL RESULTS OVERVIEW

Performance Summary

Outlined below is an overview of the Bank's performance on an adjusted basis for the first quarter of 2020. Shareholder performance indicators help guide and benchmark the Bank's accomplishments. For the purposes of this analysis, the Bank utilizes adjusted earnings, which excludes items of note from the reported results that are prepared in accordance with IFRS. Reported and adjusted results and items of note are explained in the "How the Bank Reports" section of this document.

•

Adjusted diluted earnings per share for the three months ended January 31, 2020, increased 6% from the same period last year. The Bank's goal is to achieve 7 to 10% adjusted earnings per share growth over the medium term.

•	Adjusted ROTCE for the three months ended January 31, 2020, was 19.7%.
•	For the twelve months ended January 31, 2020, the total shareholder return was 2.8% compared to the Canadian peer[2] average of 5.4%.

Net Income

Quarterly comparison – Q1 2020 vs. Q1 2019

Reported net income for the quarter was $2,989 million, an increase of $579 million, or 24%, compared with the first quarter last year reflecting charges related to the agreement with Air Canada in the prior year. On an adjusted basis, net income for the quarter was $3,072 million, an increase of $119 million, or 4%, reflecting higher pre-provision earnings, partially offset by higher provision for credit losses (PCL) and a lower contribution from TD Ameritrade.

By segment, the increase in reported net income was due to an increase in Canadian Retail of $410 million, or 30%, and an increase in Wholesale Banking of $298 million, partially offset by a decrease in U.S. Retail of $94 million, or 8%, and a higher net loss in the Corporate segment of $35 million, or 18%.

Quarterly comparison – Q1 2020 vs. Q4 2019

Reported net income for the quarter increased $133 million, or 5%, compared with the prior quarter. The increase reflects higher pre-provision earnings, partially offset by higher PCL, and a lower contribution from TD Ameritrade. On an adjusted basis, net income for the quarter increased $126 million, or 4%.

By segment, the increase in reported net income was due to an increase in Wholesale Banking of $121 million, or 76%, an increase in Canadian Retail of $44 million, or 3%, and a lower net loss in the Corporate segment of $13 million, or 5%, partially offset by a decrease in U.S. Retail of $45 million, or 4%.

Net Interest Income

Quarterly comparison – Q1 2020 vs. Q1 2019

Net interest income for the quarter was $6,301 million, an increase of $441 million, or 8%, compared with the first quarter last year. The increase reflects loan and deposit volume growth, higher trading-related revenue, partially offset by lower deposit margins in the Canadian and U.S. Retail segments, and the impact of interest expense relating to lease liabilities recorded upon adoption of IFRS 16, Leases (IFRS 16).

By segment, the increase in net interest income was due to an increase in the Corporate segment of $185 million, or 47%, an increase in Wholesale Banking of $184 million, and an increase in Canadian Retail of $123 million, or 4%, partially offset by a decrease in U.S. Retail of $51 million, or 2%.

Quarterly comparison – Q1 2020 vs. Q4 2019

Net interest income for the quarter increased $126 million, or 2%, compared with the prior quarter, reflecting higher trading-related revenue, and loan and deposit volume growth, partially offset by lower deposit margins in the U.S. Retail segment, and the impact of interest expense relating to lease liabilities recorded upon adoption of IFRS 16.

By segment, the increase in net interest income was due to an increase in the Corporate segment of $89 million, or 18%, and an increase in Wholesale Banking of $79 million, or 28%, partially offset by a decrease in U.S. Retail of $36 million, or 2%, and a decrease in Canadian Retail of $6 million.

Non-Interest Income

Quarterly comparison – Q1 2020 vs. Q1 2019

Reported non-interest income for the quarter was $4,308 million, an increase of $170 million, or 4%, compared with the first quarter last year. The increase reflects higher trading-related revenue and underwriting fees in Wholesale Banking, higher revenues from the insurance business, and higher fee-based revenue in the Canadian wealth business.

By segment, the increase in reported non-interest income was due to an increase in Wholesale Banking of $280 million, or 68%, an increase in Canadian Retail of $144 million, or 5%, and an increase in U.S. Retail of $5 million, or 1%, partially offset by a decrease in the Corporate segment of $259 million.

Quarterly comparison – Q1 2020 vs. Q4 2019

Reported non-interest income for the quarter increased $143 million, or 3%, compared with the prior quarter. The increase reflects higher trading-related revenue and a prior quarter derivative valuation charge in Wholesale Banking, higher fee income, and changes in fair value of investments supporting claims liabilities which resulted in a similar increase to insurance claims.

By segment, the increase in reported non-interest income was due to an increase in Canadian Retail of $128 million, or 4%, and an increase in Wholesale Banking of $119 million, or 21%, partially offset by a decrease in the Corporate segment of $93 million, and a decrease in U.S. Retail of $11 million, or 2%.

[2]	Canadian peers include Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 9

Provision for Credit Losses

Quarterly comparison – Q1 2020 vs. Q1 2019

PCL for the quarter was $919 million, an increase of $69 million, or 8%, compared with the first quarter last year. PCL – impaired for the quarter was $806 million, an increase of $89 million, or 12%, reflecting credit migration in Wholesale Banking, higher provisions in the Canadian commercial and consumer lending portfolios, and volume growth. PCL – performing for the quarter was $113 million, a decrease of $20 million, or 15%, reflecting lower provisions in Wholesale Banking and the U.S. strategic cards portfolio, partially offset by higher provisions in the commercial lending portfolios. Total PCL for the quarter as an annualized percentage of credit volume was 0.52%.

By segment, the increase in PCL was due to an increase in Canadian Retail of $81 million, or 26%, an increase in U.S. Retail of $13 million, or 4%, and an increase in Wholesale Banking of $10 million, partially offset by a decrease in the Corporate segment of $35 million, or 15%.

Quarterly comparison – Q1 2020 vs. Q4 2019

PCL for the quarter increased by $28 million, or 3%, compared with the prior quarter. PCL – impaired was $806 million, an increase of $67 million, or 9%, reflecting credit migration in Wholesale Banking, and seasonal trends in the U.S. strategic cards portfolio, largely recognized in the Corporate segment. PCL – performing was $113 million, a decrease of $39 million, or 26%, reflecting lower provisions in Wholesale Banking, partially offset by higher provisions in the U.S. commercial portfolio. Total PCL for the quarter as an annualized percentage of credit volume was 0.52%.

By segment, the increase in PCL was due to an increase in the Corporate segment of $37 million, or 24%, and an increase in U.S. Retail of $24 million, or 8%, partially offset by a decrease in Wholesale Banking of $24 million, or 59%, and a decrease in Canadian Retail of $9 million, or 2%.

TABLE 8:  PROVISION FOR CREDIT LOSSES

(millions of Canadian dollars)	For the three months ended
	January 31 2020	October 31 2019	January 31 2019
Provision for credit losses – Stage 3 (impaired)
Canadian Retail	$320	$324	$264
U.S. Retail	273	268	285
Wholesale Banking	52	8	–

Corporate[1]	161	139	168
Total provision for credit losses – Stage 3	806	739	717

Provision for credit losses – Stage 1 and Stage 2 (performing)[2]
Canadian Retail	71	76	46
U.S. Retail	46	27	21
Wholesale Banking	(35)	33	7

Corporate[1]	31	16	59
Total provision for credit losses – Stage 1 and Stage 2	113	152	133
Total provision for credit losses	$919	$891	$850

[1]	Includes PCL on the retailer program partners' share of the U.S. strategic cards portfolio.
[2]	Includes financial assets, loan commitments, and financial guarantees.

Insurance claims and related expenses

Quarterly comparison – Q1 2020 vs. Q1 2019

Insurance claims and related expenses for the quarter were $780 million, an increase of $78 million, or 11%, compared with the first quarter last year, reflecting higher current year claims primarily from business growth.

Quarterly comparison – Q1 2020 vs. Q4 2019

Insurance claims and related expenses for the quarter increased $75 million, or 11%, compared with the prior quarter, reflecting less favourable prior years' claims development and changes in the fair value of investments supporting claims liabilities, partially offset by lower current year claims and less severe weather-related events.

Non-Interest Expenses and Efficiency Ratio

Quarterly comparison – Q1 2020 vs. Q1 2019

Reported non-interest expenses were $5,467 million, a decrease of $388 million, or 7%, compared with the first quarter last year, reflecting prior year charges related to the agreement with Air Canada. On an adjusted basis, non-interest expenses were $5,397 million, an increase of $236 million, or 5%, reflecting higher spend supporting business initiatives and volume growth, and higher employee compensation, partially offset by productivity savings and a reduction in operating expense due to the adoption of IFRS 16.

By segment, the decrease in reported non-interest expenses was due to a decrease in Canadian Retail of $448 million, or 15%, and a decrease in U.S. Retail of $18 million, or 1%, partially offset by an increase in Wholesale Banking of $50 million, or 8%, and an increase in the Corporate segment of $28 million, or 5%.

The Bank's reported efficiency ratio was 51.5%, compared with 58.6% in the first quarter last year. The Bank's adjusted efficiency ratio was 50.9%, compared with 51.6% in the first quarter last year.

Quarterly comparison – Q1 2020 vs. Q4 2019

Reported non-interest expenses for the quarter decreased $76 million, or 1%, compared with the prior quarter, reflecting restructuring charges in the prior quarter and a reduction in operating expense due to the adoption of IFRS 16, partially offset by higher spend supporting volume growth, and a prior quarter adjustment in post-retirement benefit costs. On an adjusted basis, non-interest expenses decreased $66 million, or 1%.

By segment, the decrease in reported non-interest expenses was due to a decrease in U.S. Retail of $76 million, or 5%, a decrease in the Corporate segment of $51 million, or 8%, and a decrease in Canadian Retail of $1 million, partially offset by an increase in Wholesale Banking of $52 million, or 9%.

The Bank's reported efficiency ratio was 51.5%, compared with 53.6% in the prior quarter. The Bank's adjusted efficiency ratio was 50.9%, compared with 52.8% in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 10

Income Taxes

As discussed in the "How the Bank Reports" section of this document, the Bank adjusts its reported results to assess each of its businesses and to measure overall Bank performance. As such, the provision for income taxes is stated on a reported and an adjusted basis.

The Bank's effective income tax rate on a reported basis was 19.1% for the first quarter, compared with 19.4% in the first quarter last year and 20.2% in the prior quarter. The year-over-year decrease primarily reflects changes to the estimated liability for uncertain tax positions and higher tax-exempt dividend income, partially offset by the impact of higher income before taxes. The quarter-over-quarter decrease primarily reflects changes to the estimated liability for uncertain tax positions and higher tax-exempt dividend income, partially offset by the impact of higher income before taxes.

TABLE 9: INCOME TAXES

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2020		October 31 2019		January 31 2019
Income taxes at Canadian statutory income tax rate	$908	26.4%	$847	26.5%	$687	26.5%
Increase (decrease) resulting from:
Dividends received	(32)	(0.9)	(26)	(0.8)	(23)	(0.9)
Rate differentials on international operations	(236)	(6.9)	(197)	(6.2)	(185)	(7.1)

Other	19	0.5	22	0.7	24	0.9
Provision for income taxes and effective income tax rate – reported	$659	19.1%	$646	20.2%	$503	19.4%
Total adjustments for items of note[1]	11		14		175
Provision for income taxes and effective income tax rate – adjusted[2,3]	$670	19.1%	$660	20.1%	$678	20.6%

[1]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
[2]	The tax effect for each item of note is calculated using the statutory income tax rate of the applicable legal entity.
[3]	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

The Bank's adjusted effective tax rate was 19.1% for the quarter, lower than 20.6% in the first quarter last year and 20.1% in the prior quarter. The year-over-year decrease primarily reflects changes to the estimated liability for uncertain tax positions and higher tax-exempt dividend income, partially offset by the impact of higher income before taxes. The quarter-over-quarter decrease primarily reflects changes to the estimated liability for uncertain tax positions and higher tax-exempt dividend income, partially offset by the impact of higher income before taxes.

Impact of Foreign Exchange Rate on U.S. Retail Segment Translated Earnings

The following table reflects the estimated impact of foreign currency translation on key U.S. Retail segment income statement items.

TABLE 10: IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS

(millions of Canadian dollars, except as noted)	For the three months ended
January 31, 2020 vs. January 31, 2019 Increase (Decrease)
U.S. Retail Bank
Total revenue	$(32)
Non-interest expenses	(18)
Net income – after-tax	(10)
Equity in net income on an investment in TD Ameritrade[1]	–
U.S. Retail segment net income – after-tax	(10)
Earnings per share (Canadian dollars)
Basic	$(0.01)

Diluted	(0.01)

[1]	Equity in net income of an investment in TD Ameritrade and the foreign exchange impact are reported with a one-month lag.

Average foreign exchange rate (equivalent of CAD $1.00)	For the three months ended
	January 31 2020	January 31 2019

U.S. dollar	$0.760	$0.751

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 11

Economic Summary and Outlook

Calendar year 2019 saw a marked deceleration of global economic growth from 3.7% in the prior year to an estimated 2.8%, a decade low. This downshift primarily reflected a cyclical slowing among major economies as well as the dampening effects of heightened trade policy uncertainty. Positive developments since the end of the calendar year – including the signing of a 'phase one' U.S.-China trade deal and early signs of a bottoming in global manufacturing activity – have been eclipsed by the emergence of the novel Coronavirus (COVID-19) in China. Efforts to contain the spread of the virus will significantly reduce China's growth rate in the first calendar quarter of 2020, with notable ripple-through effects to other economies via supply chain disruptions and reduced travel/tourism. TD Economics is anticipating a moderate rebound in global growth beginning in the second calendar quarter of 2020, under the assumption that containment efforts prove successful. This pattern would be consistent with the experience during the 2003 Severe acute respiratory syndrome (SARS) outbreak. However, these assumptions are subject to considerable uncertainty, and may need to be adjusted as circumstances evolve.

The United States economy remains a standout among its global peers from a growth perspective. U.S. real gross domestic product (GDP) expanded by a 2.1% annualized pace in the final calendar quarter of 2019, matching the advance recorded over the prior calendar quarter. This steady performance masked a cooling in consumer spending from an unsustainable pace in the prior two quarters. Non-residential fixed investment remained a weak spot, falling for a third consecutive quarter. Conversely, the U.S. trade deficit narrowed sharply, as exports increased slightly while imports dropped. Looking ahead, early indications are that the U.S. economy will remain on a moderate growth trajectory in the first calendar quarter of 2020, reflecting the crosswinds from solid consumer spending and the near-term weight from measures to contain the COVID-19 outbreak and a persistence in soft business investment.

The Federal Reserve left the policy interest rate unchanged at a range of 1.50% to 1.75% at its January 2020 meeting. The statement accompanying the decision showed few modifications. TD Economics expects the target range on the U.S. federal funds rate to remain unchanged this year, consistent with the department's forecast of a steady 2% expansion in calendar 2020 and into calendar 2021.

Canada's economic performance in the fourth calendar quarter of 2019 was challenged by a number of short-term setbacks, such as strikes in the domestic rail transportation and U.S. auto sectors, as well as energy pipeline disruptions. Beyond these special factors, the economy showed a moderation in underlying growth, as evidenced by a meaningful slowdown in hiring activity during the second half of the calendar year. Accordingly, the economy is estimated to have recorded little-to-no growth in the final quarter of calendar 2019, capping off a lacklustre year of an estimated 1.6% expansion.

In the near term, Canadian economic data will reflect opposing forces. A positive growth-impulse from a reversal of the temporary impacts noted above is expected to be partially offset by the negative impact from the disruptive effects of COVID-19. On balance, the Canadian economy is expected to expand at a still-subdued rate of about 1.5% in calendar 2020. The expansion will likely be constrained by cautious consumers, who continue to confront high average debt levels and rising insolvencies (albeit from a low starting point). However, the housing sector is expected to offer more of a contribution due to a re-acceleration of activity. Rising demand and low supply are expected to fuel strong home price gains across the country's major urban markets in calendar 2020.

Prospects for Canadian exports and business investment are mixed, given the backdrop of a healthy U.S. expansion within a challenging global economic environment. The ratification of the United States-Mexico-Canada Agreement (USMCA) should provide some added certainty to Canada's export sector. The 'phase one' U.S.-China trade deal is more ambiguous in its implications for Canada. Although an easing in tensions between these two countries is supportive to global sentiment, China's commitment to largescale purchases of U.S. products could displace Canadian exports in some areas. Canadian exporters should receive some support from a relatively stable and competitive Canadian dollar, which is projected to hold in the US75-77 cents range over the remainder of this calendar year.

Despite the Canadian economy's recent patch of sub-par growth, the central bank has maintained its overnight rate at 1.75% even as it downgraded the near-term growth outlook. TD Economics expects the Bank of Canada to reduce its policy rate by 25 basis points (bps) during the second calendar quarter of this year to help counter headwinds to growth. This reduction remains uncertain, however, as the central bank will continue to weigh the benefits of mitigating the impact of elevated debt service burdens and a slower consumer spending profile against perceived costs, notably incentivizing a further buildup in household debt. Similarly, should the upcoming federal budget offer sizeable additional fiscal stimulus, this would help obviate the need for an interest rate reduction.

The balance of risks around the global economic outlook continue to be tilted to the downside. COVID-19 impacts on the global economy are likely to be larger than the 2003 SARS experience, as China's economic footprint has grown rapidly over the past two decades. This would likely impart larger disruptions in supply chains, trade and market sentiment if virus containment efforts are longer than presumed. On the trade front, although the U.S. has reached a deal with China, it could next turn its attention to trade frictions with Europe. Finally, ongoing tensions in the Middle East and the Korean Peninsula, as well as populist threats to political and economic systems all remain potential downside risks. Any materialization of these risks within an already modest global growth environment could prompt a period of elevated financial market volatility.

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and business banking operations, wealth management services, and the Bank's investment in TD Ameritrade; and Wholesale Banking. The Bank's other activities are grouped into the Corporate segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments the Bank indicates that the measure is adjusted. For further details, refer to the "How the Bank Reports" section of this document, the "Business Focus" section in the Bank's 2019 MD&A, and Note 29 Segmented Information of the Bank's Consolidated Financial Statements for the year ended October 31, 2019. For information concerning the Bank's measure of ROE, which is a non-GAAP financial measure, refer to the "How We Performed" section of this document.

PCL related to performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees is recorded within the respective segment.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including certain dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking's results are reversed in the Corporate segment. The TEB adjustment for the quarter was $38 million, compared with $21 million in the first quarter last year and $36 million in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 12

TABLE 11:  CANADIAN RETAIL

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2020	October 31 2019	January 31 2019
Net interest income	$3,167	$3,173	$3,044

Non-interest income	3,088	2,960	2,944
Total revenue	6,255	6,133	5,988
Provision for credit losses – impaired	320	324	264

Provision for credit losses – performing	71	76	46
Total provision for credit losses	391	400	310
Insurance claims and related expenses	780	705	702
Non-interest expenses – reported	2,636	2,637	3,084
Non-interest expenses – adjusted[1]	2,612	2,607	2,446
Provision for (recovery of) income taxes – reported	659	646	513

Provision for (recovery of) income taxes – adjusted[1]	659	648	675
Net income – reported	1,789	1,745	1,379
Net income – adjusted[1]	$1,813	$1,773	$1,855

Selected volumes and ratios
Return on common equity – reported[2]	37.1%	37.9%	31.6%
Return on common equity – adjusted[1,2]	37.6	38.5	42.5
Net interest margin (including on securitized assets)	2.94	2.96	2.94
Efficiency ratio – reported	42.1	43.0	51.5

Efficiency ratio – adjusted	41.8	42.5	40.8
Assets under administration (billions of Canadian dollars)	$439	$422	$396

Assets under management (billions of Canadian dollars)	365	353	332
Number of Canadian retail branches	1,088	1,091	1,099

Average number of full-time equivalent staff	41,394	41,650	39,997

[1]

Adjusted non-interest expenses excludes the following items of note: Charges related to the long-term loyalty agreement with Air Canada in the first quarter 2019 – $607 million ($446 million after-tax); and charges associated with the acquisition of Greystone in the first quarter 2020 – $24 million ($24 million after-tax), fourth quarter 2019 – $30 million ($28 million after-tax), first quarter 2019 – $31 million ($30 million after-tax). For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

[2]	Capital allocated to the business segment was increased to 10.5% CET1 effective fiscal 2020 compared to 10% in fiscal 2019.

Quarterly comparison – Q1 2020 vs. Q1 2019

Canadian Retail reported net income for the quarter was $1,789 million, an increase of $410 million, or 30%, compared with the first quarter last year, primarily due to charges related to the agreement with Air Canada in the prior year. On an adjusted basis, net income for the quarter was $1,813 million, a decrease of $42 million, or 2%, reflecting higher adjusted non-interest expenses, PCL, and insurance claims, partially offset by revenue growth. The reported and adjusted annualized ROE for the quarter was 37.1% and 37.6%, respectively, compared with 31.6% and 42.5%, respectively, in the first quarter last year.

Canadian Retail revenue is derived from Canadian personal and commercial banking, wealth, and insurance businesses. Revenue for the quarter was $6,255 million, an increase of $267 million, or 4%, compared with the first quarter last year.

Net interest income was $3,167 million, an increase of $123 million, or 4%, reflecting volume growth. Average loan volumes increased $19 billion, or 4%, reflecting 4% growth in personal loans and 8% growth in business loans. Average deposit volumes increased $24 billion, or 7%, reflecting 7% growth in both personal and business deposits, and an 8% increase in wealth deposits. Net interest margin was 2.94%, consistent with the first quarter last year, reflecting competitive pricing and the impact of interest expense relating to lease liabilities recorded upon adoption of IFRS 16, Leases (IFRS 16), offset by favourable balance sheet mix from growth in deposits.

Non-interest income was $3,088 million, an increase of $144 million, or 5%, reflecting higher revenues from the insurance business and higher fee-based revenue in the wealth business.

Assets under administration (AUA) were $439 billion as at January 31, 2020, an increase of $43 billion, or 11%, compared with the first quarter last year, reflecting increases in market value and new asset growth. Assets under management (AUM) were $365 billion as at January 31, 2020, an increase of $33 billion, or 10%, compared with the first quarter last year, reflecting increases in market value.

PCL was $391 million, an increase of $81 million, or 26%, compared with the first quarter last year. PCL – impaired for the quarter was $320 million, an increase of $56 million, or 21%, reflecting lower prior year provisions in commercial, higher insolvencies in consumer lending, and volume growth. PCL – performing was $71 million, an increase of $25 million, reflecting credit migration in the commercial and auto portfolios. Total PCL as an annualized percentage of credit volume was 0.36%, or an increase of 7 basis points (bps).

Insurance claims and related expenses for the quarter were $780 million, an increase of $78 million, or 11%, compared with the first quarter last year reflecting higher current year claims primarily from business growth.

Reported non-interest expenses for the quarter were $2,636 million, a decrease of $448 million, or 15%, compared with the first quarter last year, primarily due to prior year charges related to the agreement with Air Canada. On an adjusted basis, non-interest expenses were $2,612 million, an increase of $166 million, or 7%, reflecting higher spend supporting business growth, volume-driven expenses, and changes in pension costs, partially offset by a reduction in operating expense due to the adoption of IFRS 16.

The reported and adjusted efficiency ratio for the quarter was 42.1% and 41.8%, respectively, compared with 51.5% and 40.8%, respectively, in the first quarter last year.

Quarterly comparison – Q1 2020 vs. Q4 2019

Canadian Retail reported net income for the quarter increased $44 million, or 3%, compared with the prior quarter, reflecting revenue growth, partially offset by higher insurance claims. On an adjusted basis, net income increased $40 million, or 2%. The reported and adjusted annualized ROE for the quarter was 37.1% and 37.6%, respectively, compared with 37.9% and 38.5%, respectively, in the prior quarter.

Revenue increased $122 million, or 2%, compared with the prior quarter. Net interest income decreased $6 million, relatively flat compared with the prior quarter. Average loan volumes increased $4 billion, or 1%, reflecting 1% growth in both personal and business loans. Average deposit volumes increased $10 billion, or 3%, reflecting 2% growth in personal deposits, 4% in business deposits, and 5% in wealth deposits. Net interest margin was 2.94%, a decrease of 2 bps, reflecting seasonality and the impact of interest expense relating to lease liabilities recorded upon adoption of IFRS 16.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 13

Non-interest income increased $128 million, or 4%, reflecting higher revenues from the insurance business and higher fee-based revenue in the banking and wealth businesses. The increase in non-interest income also includes $54 million related to higher fair value of investments supporting claims liabilities, which resulted in a similar increase to insurance claims.

AUA increased $17 billion, or 4%, compared with the prior quarter, reflecting increases in market value and new asset growth. AUM increased $12 billion, or 3%, reflecting increases in market value.

PCL decreased $9 million, or 2%, compared with the prior quarter. PCL – impaired decreased by $4 million. PCL – performing decreased $5 million. Total PCL as an annualized percentage of credit volume was 0.36%, or a decrease of 1 basis point.

Insurance claims and related expenses for the quarter increased $75 million, or 11%, compared with the prior quarter. The increase reflects less favourable prior years' claims development and changes in the fair value of investments supporting claims liabilities, partially offset by lower current year claims and less severe weather-related events.

Reported non-interest expenses decreased $1 million, relatively flat, compared with the prior quarter. On an adjusted basis, non-interest expenses increased $5 million.

The reported and adjusted efficiency ratio for the quarter was 42.1% and 41.8%, respectively, compared with 43.0% and 42.5%, respectively, in the prior quarter.

TABLE 12:  U.S. RETAIL

(millions of dollars, except as noted)	For the three months ended
Canadian Dollars	January 31 2020	October 31 2019	January 31 2019
Net interest income	$2,196	$2,232	$2,247

Non-interest income	706	717	701
Total revenue	2,902	2,949	2,948
Provision for credit losses – impaired	273	268	285

Provision for credit losses – performing	46	27	21
Total provision for credit losses	319	295	306
Non-interest expenses	1,593	1,669	1,611

Provision for (recovery of) income taxes	45	85	102
U.S. Retail Bank net income	945	900	929

Equity in net income of an investment in TD Ameritrade[1]	201	291	311
Net income	$1,146	$1,191	$1,240

U.S. Dollars
Net interest income	$1,668	$1,687	$1,688

Non-interest income	536	543	528
Total revenue – reported	2,204	2,230	2,216
Provision for credit losses – impaired	208	203	214

Provision for credit losses – performing	35	20	16
Total provision for credit losses	243	223	230
Non-interest expenses	1,210	1,261	1,209

Provision for (recovery of) income taxes	34	65	77
U.S. Retail Bank net income	717	681	700

Equity in net income of an investment in TD Ameritrade[1]	152	219	235
Net income	$869	$900	$935

Selected volumes and ratios
Return on common equity[2]	11.1%	11.8%	12.6%
Net interest margin[3]	3.07	3.18	3.42

Efficiency ratio	54.9	56.5	54.6
Assets under administration (billions of U.S. dollars)	$22	$21	$19

Assets under management (billions of U.S. dollars)	44	44	46
Number of U.S. retail stores	1,220	1,241	1,240

Average number of full-time equivalent staff	26,261	26,513	26,864

[1]	The after-tax amounts for amortization of intangibles relating to the Equity in net income of the investment in TD Ameritrade is recorded in the Corporate segment with other acquired intangibles.
[2]	Capital allocated to the business segment was increased to 10.5% CET1 effective fiscal 2020 compared to 10% in fiscal 2019.
[3]

Net interest margin excludes the impact related to the TD Ameritrade insured deposit accounts (IDA) and the impact of intercompany deposits and cash collateral. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value.

Quarterly comparison – Q1 2020 vs. Q1 2019

U.S. Retail net income for the quarter was $1,146 million (US$869 million), a decrease of $94 million (US$66 million), or 8% (7% in U.S. dollars), compared with the first quarter last year. The annualized ROE for the quarter was 11.1%, compared with 12.6% in the first quarter last year.

U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank's investment in TD Ameritrade. Net income for the quarter from the U.S. Retail Bank and the Bank's investment in TD Ameritrade were $945 million (US$717 million) and $201 million (US$152 million), respectively.

The contribution from TD Ameritrade was US$152 million, a decrease of US$83 million, or 35%, compared with the first quarter last year, primarily reflecting the reduced trading commissions and higher operating expenses, partially offset by higher trading volumes.

U.S. Retail Bank net income of US$717 million for the quarter increased US$17 million, or 2%, compared with the first quarter last year, reflecting loan and deposit growth and a lower provision for income taxes, partially offset by lower deposit margins and higher PCL.

U.S. Retail Bank revenue is derived from personal and business banking, and wealth management. Revenue for the quarter was US$2,204 million, a decrease of US$12 million, or 1%, compared with the first quarter last year. Net interest income decreased US$20 million, or 1%, as lower deposit margins and the impact of interest expense relating to lease liabilities recorded upon adoption of IFRS 16 in the quarter were partially offset by growth in loan and deposit volumes. Net interest margin was 3.07%, a decrease of 35 bps, reflecting lower deposit margins, balance sheet mix, and the impact of interest expense relating to lease liabilities recorded upon adoption of IFRS 16. Non-interest income increased US$8 million, or 2%, reflecting higher personal and commercial banking volumes.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 14

Average loan volumes increased US$8 billion, or 5%, compared with the first quarter last year reflecting growth in business and personal loans of 2% and 8%, respectively. Average deposit volumes increased US$13 billion, or 5%, reflecting 10% growth in business deposit volumes, 5% growth in personal deposit volumes, and 2% increase in sweep deposit volume from TD Ameritrade.

AUA were US$22 billion as at January 31, 2020, an increase of US$3 billion, or 16%, compared with the first quarter last year. AUM were US$44 billion as at January 31, 2020, a decrease of US$2 billion, or 4%, compared with the first quarter last year.

PCL for the quarter was US$243 million, an increase of US$13 million, or 6%, compared with the first quarter last year. PCL – impaired was US$208 million, a decrease of US$6 million, or 3%. PCL – performing was US$35 million, an increase of US$19 million, primarily reflecting higher provisions in the commercial portfolio. U.S. Retail PCL including only the Bank's contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.59%, flat, compared with the first quarter last year.

Non-interest expenses for the quarter were US$1,210 million, an increase of US$1 million, compared with the first quarter last year, primarily reflecting higher employee-related and volume-driven expenses, partially offset by productivity savings and a reduction in operating expense reflecting the adoption of IFRS 16.

Provision for income taxes for the quarter was US$34 million, a decrease of US$43 million, or 56%, compared with the first quarter last year, primarily reflecting changes to the estimated liability for uncertain tax positions.

The efficiency ratio for the quarter was 54.9%, compared with 54.6% in the first quarter last year.

Quarterly comparison – Q1 2020 vs. Q4 2019

U.S. Retail net income of $1,146 million (US$869 million) decreased $45 million (US$31 million), or 4% (3% in U.S. dollars), compared with the prior quarter. The annualized ROE for the quarter was 11.1%, compared with 11.8% in the prior quarter.

The contribution from TD Ameritrade was US$152 million, a decrease of US$67 million, or 31%, compared with the prior quarter, primarily reflecting the reduced trading commissions, partially offset by higher trading volumes and lower operating expenses.

U.S. Retail Bank net income for the quarter was US$717 million, an increase of US$36 million or 5%, compared with prior quarter, reflecting lower expenses and a lower provision for income taxes, partially offset by lower revenue and higher PCL.

Revenue for the quarter decreased US$26 million, or 1%, compared with the prior quarter. Net interest income decreased US$19 million, or 1%, reflecting lower deposit margins and the impact of interest expense relating to lease liabilities recorded upon adoption of IFRS 16, partially offset by growth in loan and deposit volumes. Net interest margin was 3.07%, a decrease of 11 bps, primarily reflecting lower deposit margins and the impact of interest expense relating to lease liabilities recorded upon adoption of IFRS 16. Non-interest income decreased US$7 million, or 1%, compared with the prior quarter.

Average loan volumes increased US$1 billion, or 1%, compared with prior quarter, reflecting growth in personal loans of 3% and decline in business loans of 1%. Average deposit volumes increased US$8 billion, or 3%, reflecting 2% growth in both personal and business deposit volumes, respectively, and a 5% increase in sweep deposit volume from TD Ameritrade.

AUA were US$22 billion as at January 31, 2020, an increase of US$1 billion, or 4%, compared to prior quarter. AUM were US$44 billion as at January 31, 2020, relatively flat to prior quarter.

PCL for the quarter increased US$20 million, or 9%, compared with the prior quarter. PCL – impaired increased US$5 million, or 2%. PCL – performing increased US$15 million, or 75%, primarily reflecting higher provisions in the commercial portfolio. U.S. Retail PCL including only the Bank's contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.59%, or an increase of 4 bps.

Non-interest expenses for the quarter were US$1,210 million, a decrease of US$51 million, or 4% compared with the prior quarter, primarily reflecting prior quarter restructuring charges and a reduction in operating expense reflecting the adoption of IFRS 16, partially offset by a prior quarter adjustment in post-retirement benefit costs.

Provision for income taxes for the quarter was US$34 million, a decrease of US$31 million, or 48%, compared with the prior quarter, primarily reflecting changes to the estimated liability for uncertain tax positions.

The efficiency ratio for the quarter was 54.9%, compared with 56.5% in the prior quarter.

TD AMERITRADE HOLDING CORPORATION

Refer to Note 7, Investment in Associates and Joint Ventures of the Bank's Interim Consolidated Financial Statements for further information on TD Ameritrade.

TABLE 13:  WHOLESALE BANKING

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2020	October 31 2019	January 31 2019
Net interest income (TEB)	$357	$278	$173

Non-interest income	689	570	409
Total revenue	1,046	848	582
Provision for (recovery of) credit losses – impaired	52	8	–

Provision for (recovery of) credit losses – performing	(35)	33	7
Total provision for (recovery of) credit losses	17	41	7
Non-interest expenses	652	600	602

Provision for (recovery of) income taxes (TEB)	96	47	(10)
Net income (loss)	$281	$160	$(17)

Selected volumes and ratios
Trading-related revenue (TEB)	$612	$411	$251
Average gross lending portfolio (billions of Canadian dollars)[1]	55.1	52.5	48.9
Return on common equity[2]	14.0%	8.5%	(0.9	) %

Efficiency ratio	62.3	70.8	103.4

Average number of full-time equivalent staff	4,517	4,570	4,478

[1]	Includes gross loans and bankers' acceptances relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps (CDS), and allowance for credit losses.
[2]	Capital allocated to the business segment was increased to 10.5% CET1 effective fiscal 2020 compared to 10% in fiscal 2019.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 15

Quarterly comparison – Q1 2020 vs. Q1 2019

Wholesale Banking net income for the quarter was $281 million, an increase in net income of $298 million, compared with net loss of $17 million in the first quarter last year, reflecting higher revenue, partially offset by higher non-interest expenses.

Wholesale Banking revenue is derived primarily from capital markets and corporate and investment banking services provided to corporate, government, and institutional clients. Wholesale Banking generates revenue from corporate lending, advisory, underwriting, sales, trading and research, client securitization, trade finance, cash management, prime services, and trade execution services. Revenue for the quarter was $1,046 million, an increase of $464 million, or 80%, compared with the first quarter last year, reflecting higher trading-related revenue and underwriting fees compared with the first quarter last year when the business experienced challenging market conditions.

PCL for the quarter was $17 million, an increase of $10 million compared with the first quarter last year. PCL – impaired was $52 million reflecting credit migration. PCL – performing decreased $42 million, reflecting migration from performing to impaired.

Non-interest expenses were $652 million, an increase of $50 million, or 8%, compared with the first quarter last year. This increase reflects higher variable compensation, securities lending fees, and underwriting costs.

Quarterly comparison – Q1 2020 vs. Q4 2019

Wholesale Banking net income for the quarter was $281 million, an increase in net income of $121 million, or 76%, compared with net income of $160 million in the prior quarter, reflecting higher revenue and lower PCL, partially offset by higher non-interest expenses.

Revenue for the quarter increased $198 million, or 23%, compared with the prior quarter, reflecting higher trading-related revenue, advisory and loan fees, and higher derivative valuation charges in the prior quarter.

PCL for the quarter decreased by $24 million, compared with the prior quarter. PCL – impaired increased by $44 million reflecting credit migration. PCL – performing decreased $68 million, reflecting migration from performing to impaired.

Non-interest expenses for the quarter increased $52 million, or 9%, compared with the prior quarter, reflecting higher securities lending fees, underwriting costs, and variable compensation, partially offset by restructuring charges in the prior quarter.

TABLE 14:  CORPORATE

(millions of Canadian dollars)	For the three months ended
	January 31 2020	October 31 2019	January 31 2019
Net income (loss) – reported	$(227)	$(240)	$(192)
Adjustments for items of note[1]
Amortization of intangibles before income taxes	70	74	80

Less: impact of income taxes	11	12	13
Net income (loss) – adjusted	$(168)	$(178)	$(125)
Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(179)	$(201)	$(182)
Other	11	23	39

Non-controlling interests	–	–	18
Net income (loss) – adjusted	$(168)	$(178)	$(125)

Selected volumes

Average number of full-time equivalent staff	17,458	17,316	16,229

[1]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

Quarterly comparison – Q1 2020 vs. Q1 2019

Corporate segment's reported net loss for the quarter was $227 million, compared with a reported net loss of $192 million in the first quarter last year. Reported net loss increased primarily reflecting lower contribution from other items and non-controlling interests. Other items decreased primarily reflecting an unfavourable adjustment relating to hedge accounting, partially offset by higher revenue from other treasury and balance sheet management activities recognized in the first quarter this year. Adjusted net loss was $168 million compared with an adjusted net loss of $125 million in the first quarter last year.

Quarterly comparison – Q1 2020 vs. Q4 2019

Corporate segment's reported net loss for the quarter was $227 million, compared with a reported net loss of $240 million in the prior quarter. Reported net loss decreased primarily reflecting lower net corporate expenses in the current quarter, partially offset by lower contribution from other items in the current quarter. Other items decreased primarily reflecting an unfavourable adjustment relating to hedge accounting, partially offset by higher revenue from other treasury and balance sheet management activities recognized in the first quarter this year. Net corporate expenses decreased largely due to restructuring charges incurred in the prior quarter. Adjusted net loss was $168 million compared with an adjusted net loss of $178 million in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 16

QUARTERLY RESULTS

The following table provides summary information related to the Bank's eight most recently completed quarters.

TABLE 15:  QUARTERLY RESULTS

(millions of Canadian dollars, except as noted)					For the three months ended
	2020				2019			2018
	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30
Net interest income	$6,301	$6,175	$6,024	$5,872	$5,860	$5,756	$5,655	$5,398

Non-interest income	4,308	4,165	4,475	4,356	4,138	4,380	4,244	4,084
Total revenue	10,609	10,340	10,499	10,228	9,998	10,136	9,899	9,482
Provision for credit losses	919	891	655	633	850	670	561	556
Insurance claims and related expenses	780	705	712	668	702	684	627	558
Non-interest expenses	5,467	5,543	5,374	5,248	5,855	5,366	5,131	4,837
Provision for (recovery of) income taxes	659	646	813	773	503	691	705	746

Equity in net income of an investment in TD Ameritrade	205	301	303	266	322	235	230	131
Net income – reported	2,989	2,856	3,248	3,172	2,410	2,960	3,105	2,916
Pre-tax adjustments for items of note[1]
Amortization of intangibles	70	74	75	78	80	76	77	86
Charges related to the long-term loyalty agreement with Air Canada	–	–	–	–	607	–	–	–
Charges associated with the acquisition of Greystone	24	30	26	30	31	–	–	–

Charges associated with the Scottrade transaction[2]	–	–	–	–	–	25	18	77
Total pre-tax adjustments for items of note	94	104	101	108	718	101	95	163

Less: Impact of income taxes	11	14	11	14	175	13	73	17
Net income – adjusted	3,072	2,946	3,338	3,266	2,953	3,048	3,127	3,062

Preferred dividends	67	68	62	62	60	51	59	52
Net income available to common shareholders and non-controlling interests in subsidiaries – adjusted	$3,005	$2,878	$3,276	$3,204	$2,893	$2,997	$3,068	$3,010
Attributable to:
Common shareholders – adjusted	$3,005	$2,878	$3,276	$3,204	$2,875	$2,979	$3,050	$2,992
Non-controlling interests – adjusted	–	–	–	–	18	18	18	18

(Canadian dollars, except as noted)
Basic earnings per share
Reported	$1.61	$1.54	$1.75	$1.70	$1.27	$1.58	$1.65	$1.54
Adjusted	1.66	1.59	1.79	1.75	1.57	1.63	1.67	1.62
Diluted earnings per share
Reported	1.61	1.54	1.74	1.70	1.27	1.58	1.65	1.54
Adjusted	1.66	1.59	1.79	1.75	1.57	1.63	1.66	1.62
Return on common equity – reported	14.2%	13.6%	15.8%	16.5%	12.2%	15.8%	16.9%	16.8%
Return on common equity – adjusted	14.6	14.0	16.2	17.0	15.0	16.3	17.1	17.6

(billions of Canadian dollars, except as noted)
Average earning assets	$1,292	$1,264	$1,240	$1,191	$1,200	$1,183	$1,152	$1,124

Net interest margin	1.94%	1.94%	1.93%	2.02%	1.94%	1.93%	1.95%	1.97%

[1]

For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document. For further explanations of items of note for the quarters ended July 31, 2019, April 30, 2019, July 31, 2018 and April 30, 2018, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of the Report to Shareholders for such quarter. For further explanations of items of note for the quarter ended October 31, 2018, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of the earnings news release for the three months and twelve months ended October 31, 2018, issued on November 29, 2018.

[2]

On September 18, 2017, the Bank acquired Scottrade Bank and TD Ameritrade acquired Scottrade, together with the Bank's purchase of TD Ameritrade shares issued in connection with TD Ameritrade's acquisition of Scottrade (the "Scottrade transaction"). Scottrade Bank merged with TD Bank, N.A. The Bank and TD Ameritrade incurred acquisition related charges including employee severance, contract termination fees, direct transaction costs, and other one-time charges. These amounts have been recorded as an adjustment to net income and include charges associated with the Bank's acquisition of Scottrade Bank and the after-tax amounts for the Bank's share of charges associated with TD Ameritrade's acquisition of Scottrade. These amounts were reported in the U.S. Retail segment.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 17

BALANCE SHEET REVIEW

TABLE 16:  SELECTED INTERIM CONSOLIDATED BALANCE SHEET ITEMS

(millions of Canadian dollars)		As at
	January 31, 2020	October 31, 2019
Assets
Cash and interest-bearing deposits with banks	$39,130	$30,446
Trading loans, securities, and other	162,475	146,000
Non-trading financial assets at fair value through profit or loss	7,172	6,503
Derivatives	45,604	48,894
Financial assets designated at fair value through profit or loss	3,614	4,040
Financial assets at fair value through other comprehensive income	107,872	111,104
Debt securities at amortized cost, net of allowance for credit losses	134,854	130,497
Securities purchased under reverse repurchase agreements	165,795	165,935
Loans, net of allowance for loan losses	693,166	684,608

Other	97,747	87,263

Total assets	$1,457,429	$1,415,290
Liabilities
Trading deposits	$27,344	$26,885
Derivatives	45,535	50,051
Financial liabilities designated at fair value through profit or loss	112,040	105,131
Deposits	908,417	886,977
Obligations related to securities sold under repurchase agreements	126,296	125,856
Subordinated notes and debentures	10,711	10,725

Other	138,284	121,964

Total liabilities	1,368,627	1,327,589

Total equity	88,802	87,701
Total liabilities and equity	$1,457,429	$1,415,290

Total assets were $1,457 billion as at January 31, 2020, an increase of $42 billion, or 3%, from October 31, 2019. The increase reflects trading loans, securities, and other of $16 billion, cash and interest-bearing deposits with banks of $9 billion, loans, net of allowances for loan losses of $9 billion, debt securities at amortized cost, net of allowance for credit losses of $4 billion, and other assets of $10 billion. The increase was partially offset by decreases in derivatives of $3 billion, and financial assets at fair value through other comprehensive income of $3 billion. The foreign currency translation impact on total assets, primarily in the U.S. Retail segment, was an increase of approximately $3 billion.

Cash and interest-bearing deposits with banks increased $9 billion reflecting cash management activities.

Trading loans, securities, and other increased $16 billion reflecting an increase in equity positions and government issued securities.

Derivatives decreased $3 billion reflecting lower mark-to-market values on forward options.

Financial assets at fair value through other comprehensive income decreased $3 billion reflecting maturities.

Debt securities at amortized cost, net of allowance for credit losses increased $4 billion reflecting new investments, partially offset by maturities.

Loans, net of allowance for loan losses increased $9 billion reflecting growth in business and government loans, and residential mortgages.

Other assets increased $10 billion reflecting an increase in trading volume, and the impact of right-of-use assets recorded upon adoption of IFRS 16.

Total liabilities were $1,369 billion as at January 31, 2020, an increase of $41 billion, or 3%, from October 31, 2019. The increase reflects deposits of $21 billion, financial liabilities designated at fair value though profit or loss of $7 billion, and other liabilities of $17 billion. The increase was partially offset by a decrease in derivatives of $4 billion. The foreign currency translation impact on total liabilities, primarily in the U.S. Retail segment, was an increase of approximately $3 billion.

Derivatives decreased $4 billion reflecting lower mark-to-market values on forward options.

Financial liabilities designated at fair value through profit or loss increased $7 billion reflecting new issuances of funding instruments.

Deposits increased $21 billion reflecting growth in personal deposits, and business and government deposits.

Other liabilities increased $17 billion reflecting obligations related to securities sold short, the impact of lease liabilities recorded upon adoption of IFRS 16, and an increase in trading volume.

Equity was $89 billion as at January 31, 2020, an increase of $1 billion, or 1%, from October 31, 2019. The increase reflects retained earnings, and other comprehensive income due to gains on cash flow hedges and foreign currency translation.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 18

CREDIT PORTFOLIO QUALITY

Quarterly comparison – Q1 2020 vs. Q1 2019

Gross impaired loans excluding FDIC covered loans and other ACI loans were $3,207 million as at January 31, 2020, a decrease of $327 million, or 9%, compared with the first quarter last year. Canadian Retail gross impaired loans increased $123 million, or 13%, compared with the first quarter last year largely due to new formations in the Canadian commercial portfolio. U.S. Retail gross impaired loans decreased $592 million, or 23%, compared with the first quarter last year reflecting resolutions outpacing formations in the U.S. HELOC portfolio, including a reclassification to performing for certain U.S. HELOC clients current with their payments, and resolutions in the commercial portfolio primarily attributable to the power and utilities sector. Wholesale gross impaired loans increased $142 million, compared with the first quarter last year reflecting borrower specific idiosyncratic events. Net impaired loans were $2,336 million as at January 31, 2020, a decrease of $418 million, or 15%, compared with the first quarter last year, reflecting resolutions in the U.S. HELOC and commercial portfolios.

The allowance for credit losses of $5,300 million as at January 31, 2020, was comprised of Stage 3 allowance for impaired loans of $899 million, Stage 2 allowance of $1,931 million, Stage 1 allowance of $2,466 million collectively for performing loans and off-balance sheet instruments and allowance for debt securities of $4 million.

The Stage 3 allowance for loan losses increased $97 million, or 12%, reflecting credit migration in the Canadian commercial and wholesale lending portfolios. The Stage 1 and Stage 2 allowance for loan losses increased $401 million, or 10%, reflecting volume growth, credit migration and the impact of foreign exchange.

The allowance for debt securities was $4 million.

Forward-looking information, including macroeconomic variables deemed to be predictive of expected credit losses (ECLs) based on the Bank's experience, is incorporated in the ECL scenarios and associated probability weights used to determine the probability-weighted ECLs. Each quarter, all base forecasted macroeconomic variables on a regional or national level are refreshed, together with new upside and downside macroeconomic scenarios, which are derived from a range of distributions of each economic variable and degree of uncertainty around the baseline scenario. The probability weightings assigned to each resultant ECL scenario are also reviewed each quarter and updated as required, as part of the Bank's ECL governance process. Resulting from periodic reviews and quarterly updates, certain revisions may be made to reflect updates in statistically derived loss estimates for the Bank's recent loss experience of its credit portfolios and forward-looking views, which may cause a change to the allowance for ECLs. The Bank periodically reviews the methodology for assessing significant increase in credit risk and ECLs. During the first quarter of 2020, no changes were made to the methodology. Refer to Note 3 of the Bank's 2019 Annual Consolidated Financial Statements for further details on forward-looking information.

The Bank calculates allowances for ECLs on debt securities measured at amortized cost (DSAC) and fair value through other comprehensive income (FVOCI). The Bank has $238 billion in such debt securities of which $238 billion are performing securities (Stage 1 and 2) and none are impaired (Stage 3). The allowance for credit losses on DSAC and debt securities at FVOCI was $1 million and $3 million, respectively.

Quarterly comparison – Q1 2020 vs. Q4 2019

Gross impaired loans excluding FDIC covered loans and other ACI loans increased $175 million, or 6%, compared with the prior quarter primarily due to new formations in the Wholesale Banking segment reflecting borrower specific idiosyncratic events. Impaired loans net of allowance increased $38 million, or 2%, compared with the prior quarter.

The Stage 3 allowance for loan losses increased $138 million, or 18%, compared with the prior quarter reflecting credit migration in the Wholesale portfolio and seasonal trends in the U.S. credit card portfolio. The Stage 1 and Stage 2 allowance for loan losses increased $126 million, or 3%, compared with the prior quarter.

The allowance for debt securities was $4 million.

For further details on loans, impaired loans, and allowance for credit losses, refer to Note 6 of the Bank's first quarter 2020 Interim Consolidated Financial Statements.

TABLE 17:  CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES

(millions of Canadian dollars)	For the three months ended
	January 31 2020	October 31 2019	January 31 2019
Personal, Business, and Government Loans[1]
Impaired loans as at beginning of period	$3,032	$2,945	$3,154
Classified as impaired during the period	1,689	1,516	1,722
Transferred to performing during the period	(257)	(248)	(200)
Net repayments	(420)	(389)	(371)
Disposals of loans	–	–	–
Amounts written off	(848)	(850)	(766)
Recoveries of loans and advances previously written off	–	–	–

Exchange and other movements	11	58	(5)
Impaired loans as at end of period	$3,207	$3,032	$3,534
[1]	Excludes FDIC covered loans and other ACI loans.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 19

TABLE 18:  ALLOWANCE FOR CREDIT LOSSES1

(millions of Canadian dollars, except as noted)			As at
	January 31 2020	October 31 2019	January 31 2019
Allowance for loan losses for on-balance sheet loans
Stage 1 allowance for loan losses	$2,149	$2,122	$1,640
Stage 2 allowance for loan losses	1,653	1,579	1,293
Stage 3 allowance for loan losses	881	746	796
Total allowance for loan losses for on-balance sheet loans	4,683	4,447	3,729
Allowance for off-balance sheet instruments[2]
Stage 1 allowance for loan losses	317	293	573
Stage 2 allowance for loan losses	278	277	490
Stage 3 allowance for loan losses	18	15	6

Total allowance for off-balance sheet instruments	613	585	1,069

Allowance for loan losses	5,296	5,032	4,798

Allowance for debt securities	4	4	6
Allowance for credit losses	$5,300	$5,036	$4,804
Impaired loans, net of allowance[3,4]	$2,336	$2,298	$2,754
Net impaired loans as a percentage of net loans[3,4]	0.33%	0.33%	0.41%
Provision for loan losses as a percentage of net average loans and acceptances	0.52	0.51	0.50
[1]	Certain comparatives have been recast to conform with the presentation adopted in the current period.
[2]	In the fourth quarter of 2019, the Bank revised its allocation methodology for the reporting of Allowance for Credit Losses for off-balance sheet instruments for certain retail portfolios.
[3]	Excludes FDIC covered loans and other ACI loans.
[4]	Credit cards are considered impaired when they are 90 days past due and written off at 180 days past due.

Real Estate Secured Lending

Retail real estate secured lending includes mortgages and lines of credit to North American consumers to satisfy financing needs including home purchases and refinancing. While the Bank retains first lien on the majority of properties held as security, there is a small portion of loans with second liens, but most of these are behind a TD mortgage that is in first position. In Canada, credit policies are designed so that the combined exposure of all uninsured facilities on one property does not exceed 80% of the collateral value at origination. Lending at a higher loan-to-value ratio is permitted by legislation but requires default insurance. This insurance is contractual coverage for the life of eligible facilities and protects the Bank's real estate secured lending portfolio against potential losses caused by borrowers' default. The Bank also purchases default insurance on lower loan-to-value ratio loans. The insurance is provided by either government-backed entities or approved private mortgage insurers. In the U.S., for residential mortgage originations, mortgage insurance is usually obtained from either government-backed entities or approved private mortgage insurers when the loan-to-value exceeds 80% of the collateral value at origination.

The Bank regularly performs stress tests on its real estate lending portfolio as part of its overall stress testing program. This is done with a view to determine the extent to which the portfolio would be vulnerable to a severe downturn in economic conditions. The effect of severe changes in house prices, interest rates, and unemployment levels are among the factors considered when assessing the impact on credit losses and the Bank's overall profitability. A variety of portfolio segments, including dwelling type and geographical regions, are examined during the exercise to determine whether specific vulnerabilities exist. Based on the Bank's most recent reviews, potential losses on all real estate secured lending exposures are considered manageable.

Canadian benchmark rate for qualifying insured mortgages

On February 18, 2020, the Department of Finance Canada announced changes to the minimum qualifying rate for insured mortgages. Effective April 6, 2020, the new benchmark rate will be the weekly median 5-year fixed insured mortgage rate plus 2%, compared to the current benchmark rate of the five-year fixed rate posted by the domestic systemically important banks (D-SIBs). The Bank will continue to assess the impacts and will continue to monitor for any further developments.

TABLE 19:  CANADIAN REAL ESTATE SECURED LENDING1

(millions of Canadian dollars)					As at
	Amortizing			Non-amortizing	Total
	Residential Mortgages	Home equity lines of credit	Total amortizing real estate secured lending	Home equity lines of credit
					January 31, 2020
Total	$202,330	$57,214	$259,544	$33,728	$293,272

					October 31, 2019
Total	$200,952	$56,503	$257,455	$34,550	$292,005
[1]

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 20

TABLE 20: REAL ESTATE SECURED LENDING1,2

(millions of Canadian dollars, except as noted)												As at
	Residential mortgages				Home equity lines of credit				Total
	Insured[3]		Uninsured		Insured[3]		Uninsured		Insured[3]		Uninsured
								January 31, 2020
Canada
Atlantic provinces	$3,291	1.6%	$2,927	1.4%	$351	0.4%	$1,306	1.4%	$3,642	1.2%	$4,233	1.4%
British Columbia[4]	10,609	5.2	27,070	13.4	1,818	2.0	15,286	16.8	12,427	4.2	42,356	14.4
Ontario[4]	30,400	15.0	71,421	35.4	6,409	7.0	44,214	48.8	36,809	12.7	115,635	39.5
Prairies[4]	21,975	10.9	16,247	8.0	2,936	3.2	11,107	12.2	24,911	8.5	27,354	9.3
Québec	8,673	4.3	9,717	4.8	1,107	1.2	6,408	7.0	9,780	3.3	16,125	5.5

Total Canada	74,948	37.0%	127,382	63.0%	12,621	13.8%	78,321	86.2%	87,569	29.9%	205,703	70.1%

United States	964		35,266		–		11,358		964		46,624
Total	$75,912		$162,648		$12,621		$89,679		$88,533		$252,327
								October 31, 2019
Canada
Atlantic provinces	$3,340	1.7%	$2,861	1.4%	$363	0.4%	$1,297	1.4%	$3,703	1.3%	$4,158	1.4%
British Columbia[4]	10,944	5.4	26,395	13.1	1,872	2.1	15,302	16.8	12,816	4.4	41,697	14.3
Ontario[4]	31,299	15.6	69,399	34.5	6,650	7.3	43,970	48.3	37,949	13.0	113,369	38.8
Prairies[4]	22,283	11.1	16,062	8.0	3,008	3.3	11,125	12.2	25,291	8.7	27,187	9.3
Québec	8,823	4.4	9,546	4.8	1,149	1.3	6,317	6.9	9,972	3.4	15,863	5.4

Total Canada	76,689	38.2%	124,263	61.8%	13,042	14.4%	78,011	85.6%	89,731	30.8%	202,274	69.2%

United States	938		33,750		–		11,549		938		45,299
Total	$77,627		$158,013		$13,042		$89,560		$90,669		$247,573
[1]	Geographic location is based on the address of the property mortgaged.
[2]

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.

[3]

Default insurance is contractual coverage for the life of eligible facilities whereby the Bank's exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government-backed entities or other approved private mortgage insurers.

[4]	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

The following table provides a summary of the Bank's residential mortgages by remaining amortization period. All figures are calculated based on current customer payment behaviour in order to properly reflect the propensity to prepay by borrowers. The current customer payment basis accounts for any accelerated payments made to date and projects remaining amortization based on existing balance outstanding and current payment terms.

TABLE 21: RESIDENTIAL MORTGAGES BY REMAINING AMORTIZATION1,2

									As at
	<5 years	5– <10 years	10– <15 years	15– <20 years	20– <25 years	25– <30 years	30– <35 years	>=35 years	Total
							January 31, 2020
Canada	1.0%	3.5%	6.5%	16.6%	44.4%	27.5%	0.5%	–%	100%

United States	5.1	5.8	4.8	6.2	24.4	52.1	1.3	0.3	100
Total	1.6%	3.8%	6.3%	15.0%	41.4%	31.3%	0.6%	–%	100%
							October 31, 2019
Canada	1.0%	3.6%	6.5%	16.2%	44.2%	27.8%	0.7%	–%	100%

United States	4.8	6.3	4.8	6.1	25.8	49.9	2.0	0.3	100
Total	1.6%	4.0%	6.3%	14.7%	41.4%	31.1%	0.9%	–%	100%
[1]

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.

[2]	Percentage based on outstanding balance.

TABLE 22:  UNINSURED AVERAGE LOAN-TO-VALUE – Newly Originated and Newly Acquired1,2,3

	For the three months ended
	Residential mortgages	Home equity lines of credit[4,5]	Total	Residential mortgages	Home equity lines of credit[4,5]	Total
		January 31, 2020			October 31, 2019
Canada
Atlantic provinces	74%	70%	73%	73%	69%	72%
British Columbia[6]	67	62	65	67	62	65
Ontario[6]	68	65	67	68	65	67
Prairies[6]	73	70	72	73	70	72

Québec	72	71	72	73	72	73

Total Canada	69	65	68	69	66	68

United States	68	61	67	70	62	68
Total	69%	65%	67%	69%	65%	68%
[1]	Geographic location is based on the address of the property mortgaged.
[2]

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.

[3]	Based on house price at origination.
[4]	Home equity lines of credit (HELOC) loan-to-value includes first position collateral mortgage if applicable.
[5]	HELOC fixed rate advantage option is included in loan-to-value calculation.
[6]	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 21

Sovereign Risk

The following table provides a summary of the Bank's credit exposure to certain European countries, including Greece, Italy, Ireland, Portugal, and Spain (GIIPS).

TABLE 23:  EXPOSURE TO EUROPE – Total Net Exposure by Country and Counterparty1

(millions of Canadian dollars)													As at
	Loans and commitments[2]				Derivatives, repos, and securities lending[3]				Trading and investment portfolio[4,5]				Total
	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Exposure[6]
Country											January 31, 2020

GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	–	10	10	–	–	3	3	1	–	36	37	50
Ireland	–	–	332	332	–	–	105	105	–	–	15	15	452
Portugal	–	–	–	–	–	104	17	121	7	–	–	7	128

Spain	–	–	117	117	–	–	239	239	32	1,107	44	1,183	1,539

Total GIIPS	–	–	459	459	–	104	364	468	40	1,107	95	1,242	2,169

Rest of Europe
Austria	–	–	18	18	3	69	13	85	1	953	18	972	1,075
Belgium	265	–	212	477	811	4	359	1,174	37	303	–	340	1,991
Denmark	–	93	1	94	–	44	358	402	4	480	77	561	1,057
Finland	–	77	9	86	–	63	173	236	–	1,010	19	1,029	1,351
France	652	1,168	932	2,752	57	371	1,800	2,228	112	3,124	324	3,560	8,540
Germany	1,434	522	365	2,321	831	856	1,415	3,102	330	8,731	207	9,268	14,691
Netherlands	470	394	281	1,145	495	409	891	1,795	52	2,397	267	2,716	5,656
Norway	–	399	31	430	2	288	39	329	5	365	666	1,036	1,795
Sweden	–	–	73	73	–	169	170	339	6	1,437	656	2,099	2,511
Switzerland	1,161	58	331	1,550	509	–	1,517	2,026	18	–	182	200	3,776
United Kingdom	3,100	7,424	742	11,266	1,556	547	7,263	9,366	114	2,204	1,587	3,905	24,537

Other[7]	–	–	121	121	9	87	263	359	1	89	1	91	571

Total Rest of Europe	7,082	10,135	3,116	20,333	4,273	2,907	14,261	21,441	680	21,093	4,004	25,777	67,551
Total Europe	$7,082	$10,135	$3,575	$20,792	$4,273	$3,011	$14,625	$21,909	$720	$22,200	$4,099	$27,019	$69,720
Country											October 31, 2019

GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	–	10	10	–	–	27	27	13	–	6	19	56
Ireland	–	–	298	298	14	–	311	325	–	–	1	1	624
Portugal	–	–	–	–	–	56	1	57	2	–	–	2	59

Spain	–	–	116	116	–	–	125	125	25	594	56	675	916

Total GIIPS	–	–	424	424	14	56	464	534	40	594	63	697	1,655

Rest of Europe
Austria	–	–	18	18	4	61	16	81	1	668	–	669	768
Belgium	263	–	189	452	803	12	511	1,326	10	82	5	97	1,875
Denmark	–	92	–	92	2	65	283	350	4	464	49	517	959
Finland	–	77	9	86	–	49	141	190	–	969	29	998	1,274
France	576	1,163	811	2,550	23	505	2,131	2,659	162	3,508	244	3,914	9,123
Germany	1,272	520	364	2,156	683	832	1,163	2,678	295	8,662	139	9,096	13,930
Netherlands	485	392	236	1,113	412	477	687	1,576	72	3,096	361	3,529	6,218
Norway	–	397	31	428	1	307	38	346	3	576	678	1,257	2,031
Sweden	–	–	27	27	–	193	109	302	20	1,433	651	2,104	2,433
Switzerland	664	58	324	1,046	363	–	981	1,344	19	–	144	163	2,553
United Kingdom	3,227	6,736	717	10,680	1,457	693	7,889	10,039	155	983	1,656	2,794	23,513

Other[7]	–	–	116	116	11	100	489	600	2	35	10	47	763

Total Rest of Europe	6,487	9,435	2,842	18,764	3,759	3,294	14,438	21,491	743	20,476	3,966	25,185	65,440
Total Europe	$6,487	$9,435	$3,266	$19,188	$3,773	$3,350	$14,902	$22,025	$783	$21,070	$4,029	$25,882	$67,095
1	Certain comparatives have been recast to conform with the presentation adopted in the current period.
2

Exposures include interest-bearing deposits with banks and are presented net of impairment charges where applicable. There were no impairment charges for European exposures as at January 31, 2020, or October 31, 2019.

3

Exposures are calculated on a fair value basis and are net of collateral. Total market value of pledged collateral is $1.0 billion (October 31, 2019 – $1.1 billion) for GIIPS and $72.9 billion for the rest of Europe (October 31, 2019 – $84.5 billion). Derivatives are presented as net exposures where there is an International Swaps and Derivatives Association (ISDA) master netting agreement.

4	Trading and investment portfolio includes deposits and trading exposures are net of eligible short positions.
5	The fair values of the GIIPS exposures in Level 3 in the trading and investment portfolio were not significant as at January 31, 2020 and October 31, 2019.
6	The reported exposures do not include $7 million notional amount of protection the Bank purchased through CDS (October 31, 2019 – $26 million).
7

Other European exposure is distributed across 9 countries (October 31, 2019 – 8 countries), each of which has a net exposure including loans and commitments, derivatives, repos and securities lending, and trading and investment portfolio below $1.0 billion as at January 31, 2020.

Of the Bank's European exposure, approximately 96% (October 31, 2019 – 97%) is to counterparties in countries rated either Aa3 or better by Moody's Investor Services (Moody's) or AA or better by Standard & Poor's (S&P), with the majority of this exposure to the sovereigns themselves or to well rated, systemically important banks in these countries. Derivatives and securities repurchase transactions are completed on a collateralized basis. The vast majority of derivatives exposure is offset by cash collateral while the repurchase transactions are backed largely by government securities rated AA or better, and cash. The Bank also takes a limited amount of exposure to well rated corporate issuers in Europe where the Bank also does business with their related entities in North America.

In addition to the European exposure identified above, the Bank also has $14.1 billion (October 31, 2019 – $14.0 billion) of exposure to supranational entities with European sponsorship and $4.1 billion (October 31, 2019 – $2.9 billion) of indirect exposure to European collateral from non-European counterparties related to repurchase and securities lending transactions that are margined daily.

As part of the Bank's usual credit risk and exposure monitoring processes, all exposures are reviewed on a regular basis. European exposures are reviewed monthly or more frequently as circumstances dictate and are periodically stress tested to identify and understand any potential vulnerabilities. Based on the most recent reviews, all European exposures are considered manageable.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 22

CAPITAL POSITION

REGULATORY CAPITAL

Capital requirements of the Basel Committee on Banking Supervision (BCBS) are commonly referred to as Basel III. Under Basel III, Total Capital consists of three components, namely CET1, Additional Tier 1, and Tier 2 Capital. Risk sensitive regulatory capital ratios are calculated by dividing CET1, Tier 1, and Total Capital by risk-weighted assets (RWA), inclusive of any minimum requirements outlined under the regulatory floor. In 2015, Basel III implemented a non-risk sensitive leverage ratio to act as a supplementary measure to the risk-sensitive capital requirements. The objective of the leverage ratio is to constrain the build-up of excess leverage in the banking sector. The leverage ratio is calculated by dividing Tier 1 Capital by leverage exposure which is primarily comprised of on-balance sheet assets with adjustments made to derivative and securities financing transaction exposures, and credit equivalent amounts of off-balance sheet exposures. TD continues to manage its regulatory capital in accordance with the Basel III Capital Framework as discussed in the "Capital Position" section of the Bank's 2019 Annual Report.

Office of the Superintendent of Financial Institutions (OSFI) Canada Capital Requirements under Basel III

OSFI's Capital Adequacy Requirements (CAR) guideline details how the Basel III capital rules apply to Canadian banks.

From fiscal 2014 to 2018, the CVA capital charge was phased-in based on a scalar approach. For fiscal 2018, the scalars inclusion of CVA for CET1, Tier 1, and Total Capital RWA were 80%, 83%, and 86%, respectively. For fiscal 2019, the CVA was fully phased-in.

Effective January 1, 2013, all newly issued non-common Tier 1 and Tier 2 Capital instruments must include non-viability contingent capital (NVCC) provisions to qualify as regulatory capital. NVCC provisions require the conversion of non-common capital instruments into a variable number of common shares of the Bank upon the occurrence of a trigger event as defined in the guidance. Existing non-common Tier 1 and Tier 2 capital instruments which do not include NVCC provisions are non-qualifying capital instruments and are subject to a phase-out period which began in 2013 and ends in 2022.

The CAR guideline sets the minimum CET1, Tier 1, and Total Capital ratios at 4.5%, 6%, and 8%, respectively. OSFI expects Canadian banks to include an additional capital conservation buffer of 2.5%, effectively raising the CET1, Tier 1 Capital, and Total Capital ratio minimum requirements to 7%, 8.5%, and 10.5%, respectively.

In March 2013, OSFI designated the six major Canadian banks as D-SIBs, for which a 1% common equity capital surcharge is in effect from January 1, 2016. As a result, the six Canadian banks designated as D-SIBs, including TD, are required to meet a Pillar 1 target CET1, Tier 1, and Total Capital ratios of 8%, 9.5%, and 11.5%, respectively. On November 22, 2019, the Bank was designated as a Global Systemically Important Bank (G-SIB) by the Financial Stability Board (FSB). As a result of the designation, the Bank would be subject to an additional loss absorbency requirement (CET1 as a percentage of RWA) of 1% under applicable FSB member authority requirements; however, in accordance with OSFI's CAR guideline, for Canadian banks designated as a G-SIB, the higher of the D-SIB and G-SIB surcharges will apply. As the D-SIB surcharge is currently equivalent to the 1% G-SIB common equity ratio requirement, the Bank's G-SIB designation has no additional impact on the Bank's minimum CET1 regulatory requirements. For further detail, please refer to the "Global Systemically Important Banks Disclosures" section of this document.

At the discretion of OSFI, a common equity countercyclical capital buffer (CCB) within a range of 0% to 2.5% may be imposed. The primary objective of the CCB is to protect the banking sector against future potential losses resulting from periods of excess aggregate credit growth that have often been associated with the build-up of system-wide risk. The CCB is an extension of the capital conservation buffer and must be met with CET1 capital. The CCB is calculated using the weighted-average of the buffers deployed in Canada and across BCBS member jurisdictions and selected non-member jurisdictions to which the bank has private sector credit exposures.

Effective November 1, 2017, OSFI required D-SIBs and foreign bank subsidiaries in Canada to comply with the CCB regime, phased-in according to the transitional arrangements. As a result, the maximum countercyclical buffer relating to foreign private sector credit exposures was capped at 1.25% of total RWA in the first quarter of 2017 and increases each subsequent year by an additional 0.625%, to reach its final maximum of 2.5% of total RWA in the first quarter of 2019. As at January 31, 2020, the CCB is only applicable to private sector credit exposures located in France, Hong Kong, Luxembourg, Sweden, Norway, and the United Kingdom. Based on the allocation of exposures and buffers currently in place in these countries, the Bank's countercyclical buffer requirement is 0% as at January 31, 2020.

On June 25, 2018, OSFI provided greater transparency related to previously undisclosed Pillar 2 CET1 capital buffer through the introduction of the public Domestic Stability Buffer (DSB). The DSB is held by D-SIBs against Pillar 2 risks associated with systemic vulnerabilities including, but not limited to: i) Canadian consumer indebtedness; ii) asset imbalances in the Canadian market; and iii) Canadian institutional indebtedness. The level of the buffer ranges between 0% and 2.5% of total RWA and must be met with CET1 Capital. At a minimum, OSFI will review the buffer semi-annually and any changes will be made public. The current buffer is set at 2.0%. In December 2019, OSFI announced that the DSB would be increased to 2.25% effective April 30, 2020, effectively raising the CET1 target to 10.25%, inclusive of the DSB. A breach of the buffer will not automatically constrain capital distributions; however, OSFI will require a remediation plan.

Effective in the second quarter of 2018, OSFI implemented a revised methodology for calculating the regulatory capital floor. The revised floor is based on the Basel II standardized approach, with the floor factor transitioned in over three quarters. The floor was fully transitioned, to a factor of 75%, in the fourth quarter of fiscal 2018. The Bank is not constrained by the capital floor.

In the first quarter of 2019, the Bank implemented the revised CAR guidelines related to the domestic implementation of the standardized approach for measuring counterparty credit risk (SA-CCR), capital requirements for bank exposures to central counterparties, as well as revisions to the securitization framework. On November 1, 2019, the one-year grandfathering of the capital treatment eliminating the initial impact of the revisions to the securitization framework expired.

The leverage ratio is calculated as per OSFI's Leverage Requirements guideline and has a regulatory minimum requirement of 3%.

The Canadian Bail-in regime, including OSFI's Total Loss Absorbing Capacity (TLAC) guideline, came into effect on September 23, 2018. Under this guideline, the Bank is required to meet target TLAC requirements by November 1, 2021. The Bank is currently subject to a target risk-based TLAC ratio of 23.5% of RWA and a TLAC leverage ratio of 6.75%. There is no impact to the supervisory target risk-based TLAC ratio or TLAC leverage ratio requirements as a result of the Bank's G-SIB designation.

In July 2019, in consideration of the final Basel III revisions published by the BCBS in December 2017, OSFI published guidance related to the capital requirements for operational risk. Banks currently approved to use the Advanced Measurement Approach (AMA) will be required to use a revised Basel III standardized approach when the revised requirements are implemented in Canada in the first quarter of 2021. In January 2020, OSFI issued further guidance to move the implementation date from the first quarter of 2021 to the first quarter of 2022 to coincide with the implementation of the final Basel III credit risk and leverage ratio requirements. To facilitate implementation of the revised requirements, OSFI is providing a transition period for fiscal 2020 and 2021, during which time banks currently reporting under AMA, are required to report operational risk capital using the current standardized approach.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 23

Global Systemically Important Banks Disclosures

The FSB, in consultation with the BCBS and national authorities, identifies G-SIBs. In July 2013, the BCBS issued an update to the final rules on G-SIBs and outlined the G-SIB assessment methodology which is based on the submissions of the largest global banks. Twelve indicators are used in the G-SIB assessment methodology to determine systemic importance. The score for a particular indicator is calculated by dividing the individual bank value by the aggregate amount for the indicator summed across all banks included in the assessment. Accordingly, an individual bank's ranking is reliant on the results and submissions of other global banks. The update also provided clarity on the public disclosure requirements of the twelve indicators used in the assessment methodology.

The Bank is required to publish the twelve indicators used in the G-SIB indicator-based assessment framework. Public disclosure of financial year-end data is required annually, no later than the date of a bank's first quarter public disclosure of shareholder financial data in the following year.

The public communications on G-SIB status is issued annually each November. On November 22, 2019, the Bank was designated as a G-SIB by the FSB. As a result of this designation, the Bank would be subject to an additional loss absorbency requirement (CET1 as a percentage of RWA) of 1% under applicable FSB member authority requirements; however, in accordance with OSFI's CAR guideline, for Canadian banks designated as a G-SIB, the higher of the D-SIB and G-SIB surcharges will apply. As the D-SIB surcharge is currently equivalent to the 1% G-SIB common equity ratio requirement, the Bank's designation has no additional impact on the Bank's minimum CET1 regulatory requirements. There is no impact to the supervisory target risk-based TLAC ratio of 23.5% or TLAC leverage ratio of 6.75% as a result of the Bank's G-SIB designation. The Bank continues to be in discussions with regulatory bodies regarding requirements arising from the impact of the G-SIB designation.

As a result of the Bank's G-SIB designation, the U.S. Federal Reserve requires TD Group US Holding LLC (TDGUS), as TD's U.S. intermediate holding company (IHC), to maintain a minimum amount of TLAC and long-term debt. From the date the Bank was designated as a G-SIB, TDGUS has a three-year transitional period to meet these requirements.

In July 2018, BCBS issued a revised G-SIB framework; G-SIBs: revised assessment methodology and the higher loss absorbency requirement. The new assessment methodology introduces a trading volume indicator and modifies the weights in the substitutability category, amends the definition of cross-jurisdictional indicators, extends the scope of consolidation to insurance subsidiaries, and provides further guidance on bucket migration and associated loss absorbency surcharges. The revised methodology is expected to be implemented in 2021.

The indicator-based measurement approach divides the twelve indicators into five categories, with each category yielding a 20% weight to a bank's total score on the G-SIB scale as per the following table.

Category (and weighting)	Individual indicator (and weighting)	Category background

Cross-jurisdictional activity (20%)	1. Cross-jurisdictional claims (10%) 2. Cross-jurisdictional liabilities (10%)

This category measures the importance of the bank's activities outside its home jurisdiction, relative to overall activity of other banks. The two indicators account for an understanding that the international impact of a bank's distress or failure would vary in line with its share of cross-jurisdictional assets and liabilities.

Size (20%)	3. Total exposures as defined for use in the Basel III leverage ratio (20%)

This category measures the size of the bank. The larger the bank, the more difficult it is for its activities to be quickly replaced by other banks and therefore the greater the chance that its distress or failure would cause disruption to the financial markets in which it operates. The distress or failure of a large bank is also more likely to damage confidence in the financial system as a whole. Size is therefore a key measure of systemic importance.

Interconnectedness (20%)	4. Intra-financial system assets (6.67%) 5. Intra-financial system liabilities (6.67%) 6. Securities outstanding (6.67%)

This category measures the magnitude of dependence amongst banks. Given the network of contractual obligations in which the banks operate, financial distress at one institution can materially increase the likelihood of distress at other institutions. A bank's systemic impact is likely to be positively related to its interconnectedness vis-à-vis other financial institutions.

Substitutability / financial institution infrastructure (20%)	7. Assets under custody (6.67%) 8. Payments activity (6.67%) 9. Underwritten transactions in debt and equity markets (6.67%)

This category measures the extent to which other institutions could provide the same service (such as availability of substitutes) of the failed bank. The three indicators also measure the bank's dominance in the financial institution infrastructure in which it operates. The greater a bank's role in a particular business line, or as a service provider in underlying market infrastructure (for example, payment systems), the larger the disruption will likely be following its failure, in terms of both service gaps and reduced flow of market and infrastructure liquidity. At the same time, the cost to the failed bank's customers in having to seek the same service from another institution is likely to be higher for a failed bank with relatively greater market share in providing the service.

Complexity (20%)	10. Notional amount of over-the-counter (OTC) derivatives (6.67%) 11. Trading and other securities (6.67%) 12. Level 3 assets (6.67%)

This category measures the complexity of the bank. The systemic impact of a bank's distress or failure is expected to be positively related to its overall complexity – that is, its business, structural, and operational complexity. The more complex a bank is, the greater are the costs and time needed to resolve the bank.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 24

The following table provides the results of the twelve indicators for the Bank. The increase in Cross-jurisdictional liabilities is due to an increase in deposits and obligations related to securities sold under repurchase agreements. The increase in notional amount of OTC derivatives is due to interest rate swaps and foreign exchange swaps.

TABLE 24:  G-SIB INDICATORS1

(millions of Canadian dollars)		As at
		October 31 2019	October 31 2018
Category (and weighting)	Individual Indicator
Cross-jurisdictional activity (20%)	Cross-jurisdictional claims	$672,076	$614,504
	Cross-jurisdictional liabilities	629,498	567,172
Size (20%)	Total exposures as defined for use in the Basel III leverage ratio	1,546,214	1,452,835
Interconnectedness (20%)	Intra-financial system assets	96,814	82,249
	Intra-financial system liabilities	34,810	44,761
	Securities outstanding	374,549	363,154
Substitutability / financial institution infrastructure (20%)	Assets under custody Payments activity	443,931 28,826,622	410,970 28,769,038
	Underwritten transactions in debt and equity markets	168,306	140,173
Complexity (20%)	Notional amount of OTC derivatives	16,510,992	13,382,592
	Trading and other securities[2]	108,425	93,353
	Level 3 assets	2,689	3,352

[1]

The G-SIB indicators are prepared based on the methodology prescribed in BCBS guidelines published. Given the Bank was designated as a G-SIB by the FSB on November 22, 2019, additional public disclosures on these indicators are required. Refer to the Bank's Regulatory Capital Disclosures at www.td.com/investor-relations/ir-homepage/regulatory-disclosures/g-sib/disclosures.jsp for these additional disclosures on the 2018 G-SIB indicators.

[2]	Includes trading securities, securities designated at fair value through profit or loss, and securities at fair value through other comprehensive income.

The following table provides details of TD's regulatory capital position.

TABLE 25:  REGULATORY CAPITAL POSITION

(millions of Canadian dollars, except as noted)			As at
	January 31 2020	October 31 2019	January 31 2019
Capital
Common Equity Tier 1 Capital	$55,689	$55,042	$52,668
Tier 1 Capital	62,329	61,683	59,396

Total Capital	74,773	74,122	69,968
Risk-weighted assets for:
Credit risk	407,005	388,171	370,583
Market risk	12,765	12,200	15,735
Operational risk	56,242	55,606	53,006
Total	$476,012	$455,977	$439,324

Capital and leverage ratios
Common Equity Tier 1 Capital ratio	11.7%	12.1%	12.0%
Tier 1 Capital ratio	13.1	13.5	13.5
Total Capital ratio	15.7	16.3	15.9
Leverage ratio	4.0	4.0	4.1

As at January 31, 2020, the Bank's CET1, Tier 1, and Total Capital ratios were 11.7%, 13.1%, and 15.7%, respectively. Compared with the Bank's CET1 Capital ratio of 12.1% at October 31, 2019, the CET1 Capital ratio decreased due to implementation of IFRS 16 accounting rules, common shares repurchases, and RWA increase across the business segments, partially offset by organic capital growth.

As at January 31, 2020 and October 31, 2019, the Bank's Leverage ratio was 4.0%. The Leverage ratio remained relatively flat as the increase in exposure from business growth primarily in Wholesale Banking, and the implementation of IFRS 16 in the first quarter of 2020, was offset by capital generation.

Future Regulatory Capital Developments

Future regulatory capital developments, in addition to those described in the "Future Regulatory Capital Developments" section of the Bank's 2019 Annual Report, are noted below.

In July 2019, in consideration of the final Basel III revisions published by the BCBS in December 2017, OSFI published guidance related to the capital requirements for operational risk. Banks currently approved to use the Advanced Measurement Approach (AMA) will be required to use a revised Basel III standardized approach when the revised requirements are implemented in Canada in the first quarter of 2021. In January 2020, OSFI issued further guidance to move the implementation date from the first quarter of 2021 to the first quarter of 2022 to coincide with the implementation of the final Basel III credit risk and leverage ratio requirements. To facilitate implementation of the revised requirements, OSFI is providing a transition period for fiscal 2020 and 2021, during which time banks currently reporting under AMA, are required to report operational risk capital using the current standardized approach.

In December 2019, OSFI announced that the DSB would be increased from 2.0% to 2.25% effective April 30, 2020, effectively raising the CET1 target to 10.25%, inclusive of the DSB. In August 2018, OSFI provided notification to the Bank setting a supervisory target TLAC ratio at 23.0% of RWA, inclusive of the DSB, and the minimum TLAC leverage ratio at 6.75%. This is pursuant to the final guideline on TLAC issued by OSFI in April 2018. Beginning the first quarter of 2022, D-SIBs will be expected to meet the supervisory target TLAC ratio of 23.75% of RWA, inclusive of the DSB. Investments in TLAC issued by G-SIBs or Canadian D-SIBs will be required to be deducted from capital.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 25

Normal Course Issuer Bid

On December 19, 2019, the Bank announced that the Toronto Stock Exchange (TSX) and OSFI have approved the Bank's previously announced normal course issuer bid (NCIB) to repurchase for cancellation up to 30 million of its common shares. The new NCIB commenced on December 24, 2019. During the three months ended January 31, 2020, the Bank repurchased 4.2 million common shares under the current NCIB, at an average price of $73.51 per share for a total amount of $306 million.

The Bank's prior NCIB to repurchase up to 20 million of its common shares commenced on June 18, 2019 and was terminated on December 23, 2019. The Bank has repurchased all 20 million of its common shares under the prior NCIB, at an average price of $75.35 per share for a total amount of $1.5 billion.

TABLE 26: EQUITY AND OTHER SECURITIES

(millions of shares/units, except as noted)		As at
	January 31, 2020	October 31, 2019
	Number of shares/units	Number of shares/units
Common shares outstanding	1,810.0	1,812.5

Treasury shares – common	(1.8)	(0.6)
Total common shares	1,808.2	1,811.9
Stock options
Vested	6.2	4.7

Non-vested	7.8	8.1
Preferred shares – Class A
Series 1	20.0	20.0
Series 3	20.0	20.0
Series 5[1]	20.0	20.0
Series 7	14.0	14.0
Series 9	8.0	8.0
Series 11	6.0	6.0
Series 12	28.0	28.0
Series 14	40.0	40.0
Series 16	14.0	14.0
Series 18	14.0	14.0
Series 20	16.0	16.0
Series 22	14.0	14.0

Series 24	18.0	18.0

	232.0	232.0

Treasury shares – preferred	(0.3)	(0.3)
Total preferred shares	231.7	231.7
Debt issued by TD Capital Trust IV:
TD Capital Trust IV Notes – Series 2	450.0	450.0
TD Capital Trust IV Notes – Series 3	750.0	750.0

[1]

On January 16, 2020, the Bank announced that none of its 20 million Non-Cumulative 5-Year Rate Reset Preferred Shares NVCC, Series 5 (the "Series 5 Shares") would be converted on January 31, 2020, into Non-Cumulative Floating Rate Preferred Shares NVCC, Series 6. As previously announced on January 2, 2020, the dividend rate for the Series 5 Shares for the 5-year period from and including January 31, 2020, to but excluding January 31, 2025, will be 3.876%.

All series of preferred shares – Class A include NVCC provisions. If a NVCC trigger event were to occur, the maximum number of common shares that could be issued, assuming there are no declared and unpaid dividends on the respective series of preferred shares at the time of conversion, would be 1.2 billion in aggregate.

For NVCC subordinated notes and debentures, if a NVCC trigger event were to occur, the maximum number of common shares that could be issued, assuming there is no accrued and unpaid interest on the respective subordinated notes and debentures, would be 3.1 billion in aggregate. The following subordinated debentures contain NVCC provisions: the 2.692% subordinated debentures due June 24, 2025, 2.982% subordinated debentures due September 30, 2025, 3.589% subordinated debentures due September 14, 2028, 3.224% subordinated debentures due July 25, 2029, 4.859% subordinated debentures due March 4, 2031, 3.625% subordinated debentures due September 15, 2031, and the 3.06% subordinated debentures due January 26, 2032. Refer to Note 19 of the Bank's 2019 Annual Consolidated Financial Statements for additional details.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 26

MANAGING RISK

EXECUTIVE SUMMARY

Growing profitability in financial results based on balanced revenue, expense and capital growth services involves selectively taking and managing risks within the Bank's risk appetite. The Bank's goal is to earn a stable and sustainable rate of return for every dollar of risk it takes, while putting significant emphasis on investing in its businesses to meet its future strategic objectives.

The Bank's businesses and operations are exposed to a broad number of risks that have been identified and defined in the Enterprise Risk Framework. The Bank's tolerance to those risks is defined in the Enterprise Risk Appetite which has been developed within a comprehensive framework that takes into consideration current conditions in which the Bank operates and the impact that emerging risks will have on TD's strategy and risk profile. The Bank's risk appetite states that it takes risks required to build its business, but only if those risks: (1) fit the business strategy, and can be understood and managed; (2) do not expose the enterprise to any significant single loss events; TD does not 'bet the bank' on any single acquisition, business, or product; and (3) do not risk harming the TD brand. Each business is responsible for setting and aligning its individual risk appetites with that of the enterprise based on a thorough examination of the specific risks to which it is exposed.

The Bank considers it critical to regularly assess its operating environment and highlight top and emerging risks. These are risks with a potential to have a material effect on the Bank and where the attention of senior leaders is focused due to the potential magnitude or immediacy of their impact.

Risks are identified, discussed, and actioned by senior leaders and reported quarterly to the Risk Committee of the Board and the Board. Specific plans to mitigate top and emerging risks are prepared, monitored, and adjusted as required.

The Bank's risk governance structure and risk management approach have not substantially changed from that described in the Bank's 2019 Annual Report. Additional information on risk factors can be found in the 2019 MD&A under the heading "Risk Factors and Management". For a complete discussion of the risk governance structure and the risk management approach, refer to the "Managing Risk" section in the Bank's 2019 Annual Report.

The shaded sections of this MD&A represent a discussion relating to market and liquidity risks and form an integral part of the Interim Consolidated Financial Statements for the period ended January 31, 2020.

CREDIT RISK

Gross credit risk exposure, also referred to as exposure at default (EAD), is the total amount the Bank is exposed to at the time of default of a loan and is measured before counterparty-specific provisions or write-offs. Gross credit risk exposure does not reflect the effects of credit risk mitigation and includes both on-balance sheet and off-balance sheet exposures. On-balance sheet exposures consist primarily of outstanding loans, acceptances, non-trading securities, derivatives, and certain other repo-style transactions. Off-balance sheet exposures consist primarily of undrawn commitments, guarantees, and certain other repo-style transactions.

Gross credit risk exposures for the two approaches the Bank uses to measure credit risk are included in the following table.

TABLE 27:  GROSS CREDIT RISK EXPOSURES – Standardized and Advanced Internal Ratings-Based (AIRB) Approaches1

(millions of Canadian dollars)	As at
	January 31, 2020			October 31, 2019
	Standardized	AIRB	Total	Standardized	AIRB	Total
Retail
Residential secured	$2,867	$391,950	$394,817	$4,380	$386,840	$391,220
Qualifying revolving retail	–	135,131	135,131	–	131,863	131,863

Other retail	8,367	85,199	93,566	8,015	84,658	92,673

Total retail	11,234	612,280	623,514	12,395	603,361	615,756
Non-retail
Corporate	135,857	443,142	578,999	135,283	401,096	536,379
Sovereign	115,391	132,662	248,053	104,412	140,304	244,716

Bank	17,993	113,329	131,322	18,165	118,418	136,583

Total non-retail	269,241	689,133	958,374	257,860	659,818	917,678
Gross credit risk exposures	$280,475	$1,301,413	$1,581,888	$270,255	$1,263,179	$1,533,434

[1]	Gross credit risk exposures represent EAD and are before the effects of credit risk mitigation. This table excludes securitization, equity, and other credit RWA.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 27

MARKET RISK

Market risk capital is calculated using internal models and comprises three components: (1) Value-at-Risk (VaR); (2) Stressed VaR; and (3) Incremental Risk Charge (IRC). In addition, the Bank calculates market risk capital using the Standardized approach for a limited number of portfolios.

Market Risk Linkage to the Balance Sheet

The following table provides a breakdown of the Bank's balance sheet into assets and liabilities exposed to trading and non-trading market risks. Market risk of assets and liabilities included in the calculation of VaR and other metrics used for regulatory market risk capital purposes is classified as trading market risk.

TABLE 28: MARKET RISK LINKAGE TO THE BALANCE SHEET

(millions of Canadian dollars)		As at
	January 31, 2020				October 31, 2019
	Balance sheet	Trading market risk	Non-trading market risk	Other	Balance sheet	Trading market risk	Non-trading market risk	Other	Non-trading market risk – primary risk sensitivity
Assets subject to market risk
Interest-bearing deposits with banks	$34,057	$786	$33,271	$–	$25,583	$215	$25,368	$–	Interest rate
Trading loans, securities, and other	162,475	159,096	3,379	–	146,000	143,342	2,658	–	Interest rate
Non-trading financial assets at fair value through profit or loss	7,172	–	7,172	–	6,503	–	6,503	–	Equity, foreign exchange, interest rate
Derivatives	45,604	43,139	2,465	–	48,894	45,716	3,178	–	Equity, foreign exchange, interest rate
Financial assets designated at fair value through profit or loss	3,614	–	3,614	–	4,040	–	4,040	–	Interest rate
Financial assets at fair value through other comprehensive income	107,872	–	107,872	–	111,104	–	111,104	–	Equity, foreign exchange, interest rate
Debt securities at amortized cost, net of allowance for credit losses	134,854	–	134,854	–	130,497	–	130,497	–	Foreign exchange, interest rate
Securities purchased under reverse repurchase agreements	165,795	6,582	159,213	–	165,935	4,843	161,092	–	Interest rate
Loans, net of allowance for loan losses	693,166	–	693,166	–	684,608	–	684,608	–	Interest rate
Customers' liability under acceptances	14,155	–	14,155	–	13,494	–	13,494	–	Interest rate
Investment in TD Ameritrade	9,456	–	9,456	–	9,316	–	9,316	–	Equity
Other assets[1]	1,792	–	1,792	–	1,774	–	1,774	–	Interest rate

Assets not exposed to market risk	77,417	–	–	77,417	67,542	–	–	67,542

Total Assets	1,457,429	209,603	1,170,409	77,417	1,415,290	194,116	1,153,632	67,542
Liabilities subject to market risk
Trading deposits	27,344	10,551	16,793	–	26,885	10,182	16,703	–	Interest rate
Derivatives	45,535	41,492	4,043	–	50,051	45,361	4,690	–	Equity, foreign exchange, interest rate
Securitization liabilities at fair value	13,082	13,082	–	–	13,058	13,058	–	–	Interest rate
Financial liabilities designated at fair value through profit or loss	112,040	12	112,028	–	105,131	9	105,122	–	Interest rate
Deposits	908,417	–	908,417	–	886,977	–	886,977	–	Interest rate, foreign exchange
Acceptances	14,155	–	14,155	–	13,494	–	13,494	–	Interest rate
Obligations related to securities sold short	37,488	35,316	2,172	–	29,656	28,419	1,237	–	Interest rate
Obligations related to securities sold under repurchase agreements	126,296	3,043	123,253	–	125,856	2,973	122,883	–	Interest rate
Securitization liabilities at amortized cost	14,090	–	14,090	–	14,086	–	14,086	–	Interest rate
Subordinated notes and debentures	10,711	–	10,711	–	10,725	–	10,725	–	Interest rate
Other liabilities[1]	17,544	–	17,544	–	17,597	–	17,597	–	Equity, interest rate

Liabilities and Equity not exposed to market risk	130,727	–	–	130,727	121,774	–	–	121,774
Total Liabilities and Equity	$1,457,429	$103,496	$1,223,206	$130,727	$1,415,290	$100,002	$1,193,514	$121,774

[1]	Relates to retirement benefits, insurance, and structured entity liabilities.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 28

Calculating VaR

TD computes total VaR on a daily basis by combining the General Market Risk (GMR) and Idiosyncratic Debt Specific Risk (IDSR) associated with the Bank's trading positions.

GMR is determined by creating a distribution of potential changes in the market value of the current portfolio using historical simulation. The Bank values the current portfolio using the market price and rate changes of the most recent 259 trading days for equity, interest rate, foreign exchange, credit, and commodity products. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. A one-day holding period is used for GMR calculation, which is scaled up to ten days for regulatory capital calculation purposes.

IDSR measures idiosyncratic (single-name) credit spread risk for credit exposures in the trading portfolio using Monte Carlo simulation. The IDSR model is based on the historical behaviour of five-year idiosyncratic credit spreads. Similar to GMR, IDSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. IDSR is measured for a ten-day holding period.

The following graph discloses daily one-day VaR usage and trading net revenue, reported on a taxable equivalent basis, within Wholesale Banking. Trading net revenue includes trading income and net interest income related to positions within the Bank's market risk capital trading books. For the quarter ended January 31, 2020, there was one day of trading losses and trading net revenue was positive for 98% of the trading days. Losses in the quarter did not exceed VaR on any trading day.

VaR is a valuable risk measure but it should be used in the context of its limitations, for example:

•	VaR uses historical data to estimate future events, which limits its forecasting abilities;
•	it does not provide information on losses beyond the selected confidence level; and
•	it assumes that all positions can be liquidated during the holding period used for VaR calculation.

The Bank continuously improves its VaR methodologies and incorporates new risk measures in line with market conventions, industry best practices, and regulatory requirements. In the first quarter of 2020, the Bank implemented infrastructure enhancements to improve its interest rate and foreign exchange modelling in VaR.

To mitigate some of the shortcomings of VaR, the Bank uses additional metrics designed for risk management and capital purposes. These include Stressed VaR, IRC, Stress Testing Framework, as well as limits based on the sensitivity to various market risk factors.

Calculating Stressed VaR

In addition to VaR, the Bank also calculates Stressed VaR, which includes Stressed GMR and Stressed IDSR. Stressed VaR is designed to measure the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of stressed market conditions. Stressed VaR is determined using similar techniques and assumptions in GMR and IDSR VaR. However, instead of using the most recent 259 trading days (one year), the Bank uses a selected year of stressed market conditions. In the first quarter of 2020, Stressed VaR was calculated using the one-year period that began on February 1, 2008. The appropriate historical one-year period to use for Stressed VaR is determined on a quarterly basis. Stressed VaR is a part of regulatory capital requirements.

Calculating the Incremental Risk Charge

The IRC is applied to all instruments in the trading book subject to migration and default risk. Migration risk represents the risk of changes in the credit ratings of the Bank's exposures. TD applies a Monte Carlo simulation with a one-year horizon and a 99.9% confidence level to determine IRC, which is consistent with regulatory requirements. IRC is based on a "constant level of risk" assumption, which requires banks to assign a liquidity horizon to positions that are subject to IRC. IRC is a part of regulatory capital requirements.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 29

The following table presents the end of quarter, average, high, and low usage of TD's portfolio metrics.

TABLE 29:  PORTFOLIO MARKET RISK MEASURES

(millions of Canadian dollars)	For the three months ended
	January 31 2020					October 31 2019	January 31 2019
	As at	Average	High		Low	Average	Average
Interest rate risk	$19.2	$13.8	$22.8		$8.4	$8.0	$12.9
Credit spread risk	10.5	9.5	12.2		6.9	11.0	19.7
Equity risk	5.7	6.9	9.4		5.7	6.2	7.1
Foreign exchange risk	2.4	4.4	6.9		2.4	2.7	6.5
Commodity risk	1.4	2.0	3.0		1.4	1.7	2.6
Idiosyncratic debt specific risk	21.3	14.5	22.5		10.9	13.1	20.2

Diversification effect[1]	(32.6)	(31.6)	n/m	[2]	n/m	(25.4)	(41.4)
Total Value-at-Risk (one-day)	27.9	19.5	28.8		15.1	17.3	27.6
Stressed Value-at-Risk (one-day)	54.1	44.9	55.2		31.3	43.7	60.5
Incremental Risk Capital Charge (one-year)	$239.5	$209.8	$246.1		$164.8	$224.5	$232.6

[1]	The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
[2]	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Average VaR increased compared to the prior quarter due to changes in US interest rate risk positions and decreased compared to the first quarter last year due to changes in financial and government bond positions. Average Stressed VaR decreased compared to the first quarter last year due to changes in financial and government bond positions.

Average IRC decreased compared to the prior quarter and the same quarter last year due to positions in Canadian banks and provinces.

Validation of VaR Model

The Bank uses a back-testing process to compare the actual and theoretical profit and losses to VaR to ensure that they are consistent with the statistical results of the VaR model. The theoretical profit or loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio. Validation of the IRC model must follow a different approach since the one-year horizon and 99.9% confidence level preclude standard back-testing techniques. Instead, key parameters of the IRC model such as transition and correlation matrices are subject to independent validation by benchmarking against external study results or through analysis using internal or external data.

Structural (Non-Trading) Interest Rate Risk

The Bank's structural interest rate risk arises from traditional personal and commercial banking activity and is generally the result of mismatches between the maturities and repricing dates of the Bank's assets and liabilities. The measurement of interest rate risk in the banking book does not include exposures from TD's Wholesale Banking or Insurance businesses.

As of January 31, 2020, the Bank's structural interest rate risk measures changed to be consistent with the updated OSFI Guideline B-12 for Interest Rate Risk in the Banking Book (IRRBB). The primary measures for this risk are Economic Value of Shareholders' Equity (EVE) Sensitivity and Net Interest Income Sensitivity (NIIS).

The EVE Sensitivity is defined as the difference between the change in present value of the Bank's banking book assets, liabilities, and certain off-balance sheet items, excluding shareholders' equity and product margins, for a specified change in interest rates. The updated EVE Sensitivity reflects a measurement of the potential present value impact on shareholders' equity without an assumed term profile for the management of the Bank's own equity. A target term profile for equity was included in the Bank's previous Economic Value at Risk measure.

The NIIS measures the NII change for a specified change in interest rates for banking book assets, liabilities, and certain off-balance sheet items over a twelve-month horizon assuming a constant balance sheet over the period. The Bank's previous NIIS primarily focused on the risk arising from "mismatched positions". Mismatched positions arise when asset and liability principal and interest cash flows (determined based on contractual cash flows, product optionality and target-modeled maturity profiles for non-maturity products) have different interest payment or maturity dates.

The Bank policy as approved by the Risk Committee sets overall limits on the structural interest rate risk measures. These limits are periodically reviewed and approved by the Risk Committee. In addition to Board policy limits, book-level risk limits consistent with the overall Board Market Risk Policy are set for the Bank's management of non-trading interest rate risk by Risk Management. The Bank has recalibrated its limits for the new EVE and NII Sensitivity risk measures to be consistent with the Bank's enterprise risk appetite. Exposures against these limits are routinely monitored and reported, and breaches of the Board limits, if any, are escalated to both the Asset/Liability and Capital Committee (ALCO) and the Risk Committee of the Board.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 30

The following table shows the potential before-tax impact of an immediate and sustained 100 bps increase or decrease in interest rates on the EVE Sensitivity and NIIS measures.

TABLE 30:  STRUCTURAL INTEREST RATE SENSITIVITY MEASURES

(millions of Canadian dollars)								As at
					January 31, 2020		October 31, 2019
	EVE Sensitivity			NII[1] Sensitivity			EVE Sensitivity	NII Sensitivity
	Canada	U.S.	Total	Canada	U.S.	Total	Total	Total
Before-tax impact of
100 bps increase in rates	$(259)	$(1,762)	$(2,021)	$490	$419	$909	$(1,832)	$890

100 bps decrease in rates	118	685	803	(604)	(678)	(1,282)	618	(1,231)

[1]	Represents the 12-month NII exposure to an immediate and sustained shock in rates.

As at January 31, 2020, an immediate and sustained 100 bps increase in interest rates would have had a negative impact to the Bank's EVE of $2,021 million, an increase of $189 million from last quarter, and a positive impact to the Bank's NII of $909 million, an increase of $19 million from last quarter. An immediate and sustained 100 bps decrease in interest rates would have had a positive impact to the Bank's EVE of $803 million, an increase of $185 million from last quarter, and a negative impact to the Bank's NII of $1,282 million, an increase of $51 million from last quarter. The quarter-over-quarter change in EVE and NII Sensitivity is primarily attributed to an increase in net asset sensitivity resulting in higher repricing risk over the next 12 months. Note that the October 31, 2019 EVE and revised NII Sensitivities were not previously reported but are included for comparative purposes. EVE and revised NII Sensitivity results for January 31, 2019 are not included in the table as the new EVE and revised NII Sensitivity measures are not available prior to October 31, 2019.

Liquidity Risk

Liquidity risk is the risk of having insufficient cash or collateral to meet financial obligations and an inability to, in a timely manner, raise funding or monetize assets at a non-distressed price. Financial obligations can arise from deposit withdrawals, debt maturities, commitments to provide credit or liquidity support or the need to pledge additional collateral.

TD'S LIQUIDITY RISK APPETITE

The Bank maintains a prudent and disciplined approach to managing its potential exposure to liquidity risk. The Bank targets a 90-day survival horizon under a combined bank-specific and market-wide stress scenario, and a minimum buffer over regulatory requirements prescribed by the OSFI Liquidity Adequacy Requirements (LAR) guideline. Under the LAR guideline, Canadian banks are required to maintain a Liquidity Coverage Ratio (LCR) at the minimum of 100% and beginning January 2020 a Net Stable Funding Ratio (NSFR) at the minimum of 100%. The Bank's funding program emphasizes maximizing deposits as a core source of funding, and having ready access to wholesale funding markets across diversified terms, funding types, and currencies that is designed to ensure low exposure to a sudden contraction of wholesale funding capacity and to minimize structural liquidity gaps. The Bank also maintains a comprehensive contingency funding plan to enhance preparedness for recovery from potential liquidity stress events. The resultant management strategies and actions comprise an integrated liquidity risk management program that is designed to ensure low exposure to liquidity risk and compliance with regulatory requirements.

LIQUIDITY RISK MANAGEMENT RESPONSIBILITY

The Bank's ALCO oversees the Bank's liquidity risk management program. It ensures there are effective management structures and practices in place to properly measure and manage liquidity risk. The GLF, a subcommittee of the ALCO comprised of senior management from Treasury Balance Sheet Management (TBSM), Risk Management and Wholesale Banking, identifies and monitors the Bank's liquidity risks. The management of liquidity risk is the responsibility of the Head of TBSM, while oversight and challenge is provided by the ALCO and independently by Risk Management. The Risk Committee of the Board regularly reviews the Bank's liquidity position and approves the Bank's Liquidity Risk Management Framework bi-annually and the related policies annually.

The Bank has established TDGUS, as TD's U.S. IHC, and a Combined U.S. Operations (CUSO) reporting unit that consists of the IHC and TD's U.S. branch and agency network. Both TDGUS and CUSO are managed to the U.S. Enhanced Prudential Standards liquidity requirements in addition to the Bank's liquidity management framework.

The Bank's liquidity risk appetite and liquidity risk management approach have not substantially changed from that described in the Bank's 2019 Annual Report. For a complete discussion of liquidity risk, refer to the "Liquidity Risk" section in the Bank's 2019 Annual Report.

LIQUID ASSETS

The unencumbered liquid assets the Bank holds to meet its liquidity requirements must be high-quality securities that the Bank believes can be monetized quickly in stress conditions with minimum loss in market value. The liquidity value of unencumbered liquid assets considers estimated market or trading depths, settlement timing, and/or other identified impediments to potential sale or pledging. Overall, the Bank expects any reduction in market value of its liquid asset portfolio to be modest given the underlying high credit quality and demonstrated liquidity.

Assets held by the Bank to meet liquidity requirements are summarized in the following tables. The tables do not include assets held within the Bank's insurance businesses due to investment restrictions.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 31

TABLE 31:  SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY1,2

(millions of Canadian dollars, except as noted)						As at
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	% of total	Encumbered liquid assets	Unencumbered liquid assets
						January 31, 2020
Cash and due from banks	$3,949	$–	$3,949	1%	$609	$3,340
Canadian government obligations	10,379	82,740	93,119	14	61,653	31,466
National Housing Act Mortgage-Backed Securities (NHA MBS)	37,342	15	37,357	5	3,635	33,722
Provincial government obligations	16,433	26,410	42,843	6	33,597	9,246
Corporate issuer obligations	12,159	3,745	15,904	2	4,145	11,759
Equities	14,139	3,160	17,299	3	12,181	5,118

Other marketable securities and/or loans	2,833	279	3,112	–	1,075	2,037
Total Canadian dollar-denominated	97,234	116,349	213,583	31	116,895	96,688
Cash and due from banks	27,078	–	27,078	4	52	27,026
U.S. government obligations	37,568	54,566	92,134	13	45,339	46,795
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	62,612	10,895	73,507	11	20,488	53,019
Other sovereign obligations	45,605	47,966	93,571	14	37,206	56,365
Corporate issuer obligations	83,640	2,083	85,723	13	6,126	79,597
Equities	52,664	39,361	92,025	13	44,596	47,429

Other marketable securities and/or loans	5,576	13	5,589	1	382	5,207
Total non-Canadian dollar-denominated	314,743	154,884	469,627	69	154,189	315,438
Total	$411,977	$271,233	$683,210	100%	$271,084	$412,126

						October 31, 2019
Cash and due from banks	$5,140	$–	$5,140	1%	$566	$4,574
Canadian government obligations	13,872	77,275	91,147	14	56,337	34,810
NHA MBS	38,138	15	38,153	6	3,816	34,337
Provincial government obligations	15,679	25,151	40,830	6	31,287	9,543
Corporate issuer obligations	11,149	3,623	14,772	2	3,882	10,890
Equities	13,636	2,770	16,406	3	11,225	5,181

Other marketable securities and/or loans	2,512	311	2,823	–	1,078	1,745
Total Canadian dollar-denominated	100,126	109,145	209,271	32	108,191	101,080
Cash and due from banks	19,225	–	19,225	3	33	19,192
U.S. government obligations	34,103	47,803	81,906	13	37,367	44,539
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	58,222	11,873	70,095	11	20,939	49,156
Other sovereign obligations	47,854	49,304	97,158	15	39,500	57,658
Corporate issuer obligations	84,835	1,856	86,691	13	7,070	79,621
Equities	40,550	34,607	75,157	12	39,403	35,754

Other marketable securities and/or loans	4,658	667	5,325	1	712	4,613
Total non-Canadian dollar-denominated	289,447	146,110	435,557	68	145,024	290,533
Total	$389,573	$255,255	$644,828	100%	$253,215	$391,613

[1]	Positions stated include gross asset values pertaining to securities financing transactions.
[2]	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.

Liquid assets are held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries and branches and are summarized in the following table.

TABLE 32:  SUMMARY OF UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES

(millions of Canadian dollars)		As at
	January 31 2020	October 31 2019
The Toronto-Dominion Bank (Parent)	$136,556	$139,550
Bank subsidiaries	245,138	228,978

Foreign branches	30,432	23,085
Total	$412,126	$391,613

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 32

The Bank's monthly average liquid assets (excluding those held in insurance subsidiaries) for the quarters ended January 31, 2020 and October 31, 2019, are summarized in the following table.

TABLE 33:  SUMMARY OF AVERAGE LIQUID ASSETS BY TYPE AND CURRENCY1,2

(millions of Canadian dollars, except as noted)	Average for the three months ended
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	% of Total	Encumbered liquid assets	Unencumbered liquid assets
	January 31, 2020
Cash and due from banks	$3,344	$–	$3,344	–%	$564	$2,780
Canadian government obligations	9,768	82,466	92,234	14	56,297	35,937
NHA MBS	38,000	15	38,015	6	3,550	34,465
Provincial government obligations	16,596	25,920	42,516	6	31,955	10,561
Corporate issuer obligations	11,815	3,876	15,691	2	4,228	11,463
Equities	14,263	3,311	17,574	3	12,870	4,704

Other marketable securities and/or loans	2,812	301	3,113	–	1,070	2,043
Total Canadian dollar-denominated	96,598	115,889	212,487	31	110,534	101,953
Cash and due from banks	25,769	–	25,769	4	37	25,732
U.S. government obligations	38,289	56,678	94,967	14	50,425	44,542
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	60,575	11,278	71,853	10	20,948	50,905
Other sovereign obligations	47,240	50,910	98,150	14	41,419	56,731
Corporate issuer obligations	84,043	1,937	85,980	13	6,786	79,194
Equities	52,069	38,476	90,545	13	44,222	46,323

Other marketable securities and/or loans	4,608	586	5,194	1	693	4,501
Total non-Canadian dollar-denominated	312,593	159,865	472,458	69	164,530	307,928
Total	$409,191	$275,754	$684,945	100%	$275,064	$409,881

	October 31, 2019
Cash and due from banks	$3,404	$–	$3,404	1%	$457	$2,947
Canadian government obligations	13,779	69,160	82,939	13	49,895	33,044
NHA MBS	41,436	32	41,468	7	3,607	37,861
Provincial government obligations	14,042	23,145	37,187	6	27,559	9,628
Corporate issuer obligations	8,311	3,907	12,218	2	4,038	8,180
Equities	10,742	3,876	14,618	2	9,540	5,078

Other marketable securities and/or loans	3,130	397	3,527	1	566	2,961
Total Canadian dollar-denominated	94,844	100,517	195,361	32	95,662	99,699
Cash and due from banks	27,019	–	27,019	4	34	26,985
U.S. government obligations	32,168	44,473	76,641	12	37,573	39,068
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	51,854	7,139	58,993	10	16,393	42,600
Other sovereign obligations	51,841	45,645	97,486	16	36,818	60,668
Corporate issuer obligations	80,482	2,391	82,873	13	7,028	75,845
Equities	37,818	36,572	74,390	12	39,191	35,199

Other marketable securities and/or loans	4,680	770	5,450	1	955	4,495
Total non-Canadian dollar-denominated	285,862	136,990	422,852	68	137,992	284,860
Total	$380,706	$237,507	$618,213	100%	$233,654	$384,559
[1]	Positions stated include gross asset values pertaining to securities financing transactions.
[2]	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.

Average liquid assets held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries and branches are summarized in the following table.

TABLE 34:  SUMMARY OF AVERAGE UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES

(millions of Canadian dollars)	Average for the three months ended
	January 31 2020	October 31 2019
The Toronto-Dominion Bank (Parent)	$143,919	$140,192
Bank subsidiaries	237,586	224,533

Foreign branches	28,376	19,834
Total	$409,881	$384,559

ASSET ENCUMBRANCE

In the course of the Bank's day-to-day operations, assets are pledged to obtain funding, support trading and brokerage businesses, and participate in clearing and/or settlement systems. A summary of encumbered and unencumbered assets (excluding assets held in insurance subsidiaries) is presented in the following table to identify assets that are used or available for potential funding needs.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 33

TABLE 35:  ENCUMBERED AND UNENCUMBERED ASSETS

(millions of Canadian dollars, except as noted)	As at
	Encumbered[1]		Unencumbered
	Pledged as collateral[2]	Other[3]	Available as collateral[4]	Other[5]	Total assets	Encumbered assets as a % of total assets
					January 31, 2020
Cash and due from banks	$160	$–	$–	$4,913	$5,073	–%
Interest-bearing deposits with banks	4,406	102	26,447	3,102	34,057	0.3
Securities, trading loans, and other[6]	80,321	13,084	298,051	24,531	415,987	6.4
Derivatives	–	–	–	45,604	45,604	–
Securities purchased under reverse repurchase agreements[7]	–	–	–	165,795	165,795	–
Loans, net of allowance for loan losses	26,934	60,630	82,041	523,561	693,166	6.0
Customers' liability under acceptances	–	–	–	14,155	14,155	–
Investment in TD Ameritrade	–	–	–	9,456	9,456	–
Goodwill	–	–	–	17,047	17,047	–
Other intangibles	–	–	–	2,422	2,422	–
Land, buildings, equipment, and other depreciable assets	–	–	–	9,624	9,624	–
Deferred tax assets	–	–	–	1,803	1,803	–

Other assets[8]	630	–	–	42,610	43,240	0.1
Total on-balance sheet assets	$112,451	$73,816	$406,539	$864,623	$1,457,429	12.8%
Off-balance sheet items[9]
Securities purchased under reverse repurchase agreements	160,855	–	27,046	(165,795)
Securities borrowing and collateral received	55,938	2,272	27,602	–
Margin loans and other client activity	9,035	–	21,777	(14,728)
Total off-balance sheet items	225,828	2,272	76,425	(180,523)
Total	$338,279	$76,088	$482,964	$684,100

					October 31, 2019

Total on-balance sheet assets	$105,175	$74,065	$384,780	$851,270	$1,415,290	12.7%
Total off-balance sheet items	213,505	3,707	70,164	(180,084)
Total	$318,680	$77,772	$454,944	$671,186

[1]

Asset encumbrance has been analyzed on an individual asset basis. Where a particular asset has been encumbered and TD has holdings of the asset both on-balance sheet and off-balance sheet, for the purpose of this disclosure, the on and off-balance sheet holdings are encumbered in alignment with the business practice.

[2]

Represents assets that have been posted externally to support the Bank's day-to-day operations, including securities financing transactions, clearing and payments, and derivative transactions. Also includes assets that have been pledged supporting Federal Home Loan Bank (FHLB) activity.

[3]	Assets supporting TD's long-term funding activities, assets pledged against securitization liabilities, and assets held by consolidated securitization vehicles or in pools for covered bond issuance.
[4]

Assets that are considered readily available in their current legal form to generate funding or support collateral needs. This category includes reported FHLB assets that remain unutilized and DSAC that are available for collateral purposes however not regularly utilized in practice.

[5]

Assets that cannot be used to support funding or collateral requirements in their current form. This category includes those assets that are potentially eligible as funding program collateral (for example, Canada Mortgage and Housing Corporation insured mortgages that can be securitized into NHA MBS).

[6]

Securities include trading loans, securities, non-trading financial assets at fair value through profit or loss and other financial assets designated at fair value through profit or loss, securities at FVOC and DSAC.

[7]	Assets reported in Securities purchased under reverse repurchase agreements represent the value of the loans extended and not the value of the collateral received.
[8]	Other assets include amounts receivable from brokers, dealers, and clients.
[9]

Off-balance sheet items include the collateral value from the securities received under reverse repurchase agreements, securities borrowing, margin loans, and other client activity. The loan value from the reverse repurchase transactions and margin loans/client activity is deducted from the on-balance sheet Unencumbered – Other category.

LIQUIDITY STRESS TESTING AND CONTINGENCY FUNDING PLANS

In addition to the "Severe Combined Stress Scenario" (SCSS), the Bank performs liquidity stress testing on multiple alternate scenarios. These scenarios are a mix of TD-specific events and market-wide stress events designed to test the impact from risk factors material to the Bank's risk profile. Liquidity assessments are also part of the Bank's Enterprise-Wide Stress Testing program.

The Bank has liquidity contingency funding plans (CFP) in place at the overall Bank level and for subsidiaries operating in the foreign jurisdictions ("Regional CFP"). The Bank's CFP provides a documented framework for managing unexpected liquidity situations and thus is an integral component of the Bank's overall liquidity risk management program. It outlines different contingency levels based on the severity and duration of the liquidity situation, and identifies recovery actions appropriate for each level. For each recovery action, it provides key operational steps required to execute the action. Regional CFPs identify recovery actions to address region-specific stress events. The actions and governance structure outlined in the Bank's CFP are aligned with the Bank's Crisis Management Recovery Plan.

CREDIT RATINGS

Credit ratings impact TD's borrowing costs and ability to raise funds. Rating downgrades could potentially result in higher financing costs, increased requirement to pledge collateral, reduced access to capital markets, and could also affect the Bank's ability to enter into derivative transactions.

Credit ratings and outlooks provided by rating agencies reflect their views and are subject to change from time-to-time, based on a number of factors including the Bank's financial strength, competitive position, and liquidity, as well as factors not entirely within the Bank's control, including the methodologies used by rating agencies and conditions affecting the overall financial services industry.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 34

TABLE 36:  CREDIT RATINGS1

As at
January 31, 2020
	Moody's	S&P	DBRS
Deposits/Counterparty[2]	Aa1	AA-	AA (high)
Legacy Senior Debt[3]	Aa1	AA-	AA (high)
Senior Debt[4]	Aa3	A	AA
Covered Bonds	Aaa	–	AAA
Subordinated Debt	A2	A	AA (low)
Subordinated Debt – NVCC	A2 (hyb)	A-	A
Preferred Shares – NVCC	Baa1 (hyb)	BBB	Pfd-2 (high)
Short-Term Debt (Deposits)	P-1	A-1+	R-1 (high)

Outlook	Stable	Stable	Stable

[1]

The above ratings are for The Toronto-Dominion Bank legal entity. Subsidiaries' ratings are available on the Bank's website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell, or hold a financial obligation in as much as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

[2]	Represents Moody's Long-Term Deposits Ratings and Counterparty Risk Rating, S&P's Issuer Credit Rating, and DBRS' Long-Term Issuer Rating.
[3]

Includes (a) Senior debt issued prior to September 23, 2018; and (b) Senior debt issued on or after September 23, 2018 which is excluded from the bank recapitalization "bail-in" regime, including debt with an original term-to-maturity of less than 400 days and most structured notes.

[4]	Subject to conversion under the bank recapitalization "bail-in" regime.

The Bank regularly reviews the level of increased collateral its trading counterparties would require in the event of a downgrade of TD's credit rating. The following table presents the additional collateral that could have been contractually required to be posted to the derivative counterparties at the reporting date in the event of one, two, and three-notch downgrades of the Bank's credit ratings.

TABLE 37:  ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES1

(millions of Canadian dollars)	Average for the three months ended
	January 31 2020	October 31 2019
One-notch downgrade	$149	$173
Two-notch downgrade	186	235

Three-notch downgrade	836	887

[1]	The above collateral requirements are based on contractual trading counterparty Credit Support Annex (CSA) and the Bank's credit rating across applicable rating agencies.

LIQUIDITY COVERAGE RATIO

The LCR is a Basel III metric calculated as the ratio of the stock of unencumbered HQLA over the net cash outflow requirements in the next 30 days under a hypothetical liquidity stress event.

The Bank must maintain the LCR above 100% under normal operating conditions in accordance with the OSFI LAR requirement. The Bank's LCR is calculated according to the scenario parameters in the LAR guideline, including prescribed HQLA eligibility criteria and haircuts, deposit run-off rates, and other outflow and inflow rates. HQLA held by the Bank that are eligible for the LCR calculation under the LAR are primarily central bank reserves, sovereign issued or guaranteed securities, high-quality securities or equities issued by non-financial entities, and certain covered bonds.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 35

The following table summarizes the Bank's daily LCR position for the first quarter of 2020.

TABLE 38:  AVERAGE BASEL III LIQUIDITY COVERAGE RATIO1

(millions of Canadian dollars, except as noted)	Average for the three months ended
	January 31, 2020
	Total unweighted value (average)[2]		Total weighted value (average)[3]

High-quality liquid assets
Total high-quality liquid assets	$ n/a	[4]	$231,192

Cash outflows
Retail deposits and deposits from small business customers, of which:	$502,052		$38,335
Stable deposits[5]	200,325		6,010
Less stable deposits	301,727		32,325
Unsecured wholesale funding, of which:	246,605		122,785
Operational deposits (all counterparties) and deposits in networks of cooperative banks[6]	100,297		23,902
Non-operational deposits (all counterparties)	110,898		63,473
Unsecured debt	35,410		35,410
Secured wholesale funding	n/a		20,994
Additional requirements, of which:	222,628		63,655
Outflows related to derivative exposures and other collateral requirements	36,386		24,553
Outflows related to loss of funding on debt products	5,396		5,396
Credit and liquidity facilities	180,846		33,706
Other contractual funding obligations	13,361		7,692

Other contingent funding obligations[7]	602,216		9,359
Total cash outflows	$ n/a		$262,820

Cash inflows
Secured lending	$200,489		$24,454
Inflows from fully performing exposures	15,221		7,399

Other cash inflows	62,117		62,117
Total cash inflows	$277,827		$93,970

	Average for the three months ended
	January 31, 2020		October 31, 2019
	Total adjusted value		Total adjusted value
Total high-quality liquid assets[8]	$231,192		$228,860
Total net cash outflows[9]	168,850		172,057
Liquidity coverage ratio	137%		133%

[1]	The LCR for the quarter ended January 31, 2020, is calculated as an average of the 62 daily data points in the quarter.
[2]	Unweighted inflow and outflow values are outstanding balances maturing or callable within 30 days.
[3]	Weighted values are calculated after the application of respective HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guideline.
[4]	Not applicable.
[5]

As defined by the OSFI LAR guideline, stable deposits from retail and small medium-sized enterprise (SME) customers are deposits that are insured and are either held in transactional accounts or the depositors have an established relationship with the Bank that make deposit withdrawal highly unlikely.

[6]

Operational deposits from non-SME business customers are deposits kept with the Bank in order to facilitate their access and ability to conduct payment and settlement activities. These activities include clearing, custody, or cash management services.

[7]

Includes uncommitted credit and liquidity facilities, stable value money market mutual funds, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows. TD has no contractual obligation to buyback these outstanding TD debt securities, and as a result, a 0% outflow rate is applied under the OSFI LAR guideline.

[8]	Adjusted HQLA includes both asset haircut and applicable caps, as prescribed by the OSFI LAR guideline (HQLA assets after haircuts are capped at 40% for Level 2 and 15% for Level 2B).
[9]	Adjusted Net Cash Outflows include both inflow and outflow rates and applicable caps, as prescribed by the OSFI LAR guideline (inflows are capped at 75% of outflows).

The Bank's average LCR of 137% for quarter ended January 31, 2020, continues to meet the regulatory requirements.

The Bank holds a variety of liquid assets commensurate with liquidity needs in the organization. Many of these assets qualify as HQLA under the OSFI LAR guideline. The average HQLA of the Bank for the quarter ended January 31, 2020, was $231 billion (October 31, 2019 – $229 billion), with Level 1 assets representing 80% (October 31, 2019 – 81%). The Bank's reported HQLA excludes excess HQLA from the U.S. Retail operations, as required by the OSFI LAR guideline, to reflect liquidity transfer considerations between U.S. Retail and its affiliates in the Bank as a result of U.S. Federal Reserve Board's regulations. By excluding excess HQLA, the U.S. Retail LCR is effectively capped at 100% prior to total Bank consolidation.

As described in the "How TD Manages Liquidity Risk" section of the Bank's 2019 Annual Report, the Bank manages its HQLA and other liquidity buffers to the higher of TD's 90-day surplus requirement and the target buffers over regulatory requirements from the LCR and the Net Cumulative Cash Flow (NCCF) metrics. As a result, the total stock of HQLA is subject to ongoing rebalancing against the projected liquidity requirements.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 36

FUNDING

The Bank has access to a variety of unsecured and secured funding sources. The Bank's funding activities are conducted in accordance with the liquidity management policy that requires assets be funded to the appropriate term and to a prudent diversification profile.

The Bank's primary approach to managing funding activities is to maximize the use of deposits raised through personal and commercial banking channels. The following table illustrates the Bank's large base of personal and commercial, wealth, and TD Ameritrade sweep deposits (collectively, "P&C deposits") that make up over 70% of total funding.

TABLE 39:  SUMMARY OF DEPOSIT FUNDING

(millions of Canadian dollars)		As at
	January 31 2020	October 31 2019
P&C deposits – Canadian Retail	$390,736	$382,252
P&C deposits – U.S. Retail	370,595	360,761
Other deposits	23	23
Total	$761,354	$743,036

WHOLESALE FUNDING

The Bank actively maintains various registered external wholesale term (greater than 1 year) funding programs to provide access to diversified funding sources, including asset securitization, covered bonds, and unsecured wholesale debt. The Bank also raises term funding through Senior Notes, NHA MBS, Canada Mortgage Bonds, and notes backed by credit card receivables (Evergreen Credit Card Trust). The Bank's wholesale funding is diversified by geography, by currency, and by funding types. The Bank raises short-term (1 year and less) funding using certificates of deposit and commercial paper.

The following table summarizes the registered term funding programs by geography, with the related program size.

Canada	United States	Europe
Capital Securities Program ($10 billion) Canadian Senior Medium-Term Linked Notes Program ($4 billion) HELOC ABS Program (Genesis Trust II) ($7 billion)	U.S. SEC (F-3) Registered Capital and Debt Program (US$45 billion)	United Kingdom Listing Authority (UKLA) Registered Legislative Covered Bond Program ($55 billion) UKLA Registered European Medium-Term Note Program (US$20 billion)

The Bank regularly evaluates opportunities to diversify its funding into new markets and to new investors in order to manage funding risk and cost. The following table presents a breakdown of the Bank's term debt by currency and funding type. Term funding as at January 31, 2020, was $128.2 billion (October 31, 2019 – $129.8 billion).

TABLE 40:  LONG-TERM FUNDING

		As at
Long-term funding by currency	January 31 2020	October 31 2019
Canadian dollar	32%	32%
U.S. dollar	37	37
Euro	21	21
British pound	7	6
Other	3	4
Total	100%	100%
Long-term funding by type
Senior unsecured medium-term notes	54%	54%
Covered bonds	31	31
Mortgage securitization[1]	11	11
Term asset-backed securities	4	4
Total	100%	100%
[1]	Mortgage securitization excludes the residential mortgage trading business.

The Bank maintains depositor concentration limits against short-term wholesale deposits so that it does not depend on small groups of depositors for funding. The Bank further limits short-term wholesale funding maturity concentration in an effort to mitigate exposures to refinancing risk during a stress event.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 37

The following table represents the remaining maturity of various sources of funding outstanding as at January 31, 2020 and October 31, 2019.

TABLE 41:  WHOLESALE FUNDING

(millions of Canadian dollars)	As at

							January 31 2020	October 31 2019
	Less than 1 month	1 to 3 months	3 to 6 months	6 months to 1 year	Over 1 to 2 years	Over 2 years	Total	Total
Deposits from banks[1]	$9,278	$4,847	$1,188	$13	$–	$–	$15,326	$11,893
Bearer deposit note	548	922	1,967	2,781	–	–	6,218	5,442
Certificates of deposit	9,544	20,751	19,185	20,808	33	–	70,321	61,995
Commercial paper	10,302	13,491	11,792	14,333	535	–	50,453	48,872
Covered bonds	–	2,314	1,834	1,466	15,082	18,433	39,129	39,873
Mortgage securitization	207	1,688	913	2,293	3,228	18,843	27,172	27,144
Legacy senior unsecured medium-term notes[2]	594	1,499	7,180	14,685	14,741	14,341	53,040	55,277
Senior unsecured medium-term notes[3]	–	–	–	–	1,653	14,098	15,751	14,407
Subordinated notes and debentures[4]	–	–	–	–	–	10,711	10,711	10,725
Term asset-backed securitization	–	742	992	1,414	1,501	1,228	5,877	5,857
Other[5]	4,597	1,125	470	246	435	2,037	8,910	11,172
Total	$35,070	$47,379	$45,521	$58,039	$37,208	$79,691	$302,908	$292,657

Of which:
Secured	$207	$4,744	$3,739	$5,173	$19,811	$38,514	$72,188	$72,884
Unsecured	34,863	42,635	41,782	52,866	17,397	41,177	230,720	219,773
Total	$35,070	$47,379	$45,521	$58,039	$37,208	$79,691	$302,908	$292,657

[1]	Includes fixed-term deposits with banks.
[2]

Includes a) senior debt issued prior to September 23, 2018; and b) senior debt issued on or after September 23, 2018 which is excluded from the bank recapitalization "bail-in" regime, including debt with an original term-to-maturity of less than 400 days.

[3]

Comprised of senior debt subject to conversion under the bank recapitalization "bail-in" regime. Excludes $2.2 billion of structured notes subject to conversion under the "bail-in" regime (October 31, 2019 – $2.2 billion).

[4]	Subordinated notes and debentures are not considered wholesale funding as they may be raised primarily for capital management purposes.
[5]	Includes fixed-term deposits from non-bank institutions (unsecured) of $8.9 billion (October 31, 2019 – $11.2 billion).

Excluding the Wholesale Banking mortgage aggregation business, the Bank's total mortgage-backed securities issuance for the three months ended

January 31, 2020, was $0.5 billion (three months ended January 31, 2019 – $0.6 billion). Other asset-backed securities issuance for the three months ended January 31, 2020, was nil (three months ended January 31, 2019 – $1.4 billion). The Bank also issued $1.3 billion of unsecured medium-term notes for the three months ended January 31, 2020 (three months ended January 31, 2019 – nil). The Bank did not issue covered bonds for the three months ended January 31, 2020 (three months ended January 31, 2019 – nil).

REGULATORY DEVELOPMENTS CONCERNING LIQUIDITY AND FUNDING

In April 2019, OSFI included in LAR revised treatment of deposit reserve and the final guidelines for the Canadian application of NSFR, which requires that Canadian D-SIBs maintain the ratio of available stable funding over required stable funding at a minimum of 100%.

These changes went into effect in January 2020 as required by LAR.

MATURITY ANALYSIS OF ASSETS, LIABILITIES, AND OFF-BALANCE SHEET COMMITMENTS

The following table summarizes on-balance sheet and off-balance sheet categories by remaining contractual maturity. Off-balance sheet commitments include contractual obligations to make future payments on operating capital lease commitments, certain purchase obligations, and other liabilities. The values of credit instruments reported in the following table represent the maximum amount of additional credit that the Bank could be obligated to extend should such instruments be fully drawn or utilized. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of expected future liquidity requirements. These contractual obligations have an impact on the Bank's short-term and long-term liquidity and capital resource needs.

The maturity analysis presented does not depict the degree of the Bank's maturity transformation or the Bank's exposure to interest rate and liquidity risk. The Bank ensures that assets are appropriately funded to protect against borrowing cost volatility and potential reductions to funding market availability. The Bank utilizes stable non-maturity deposits (chequing and savings accounts) and term deposits as the primary source of long-term funding for the Bank's non-trading assets including personal and business term loans and the stable balance of revolving lines of credit. The Bank issues long-term funding based primarily on the projected net growth of non-trading assets and raises short term funding primarily to finance trading assets. The liquidity of trading assets under stressed market conditions is considered when determining the appropriate term of the funding.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 38

TABLE 42:  REMAINING CONTRACTUAL MATURITY

(millions of Canadian dollars)	As at

	January 31, 2020
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 months to 1 year	Over 1 to 2 years	Over 2 to 5 years	Over 5 years	No specific maturity	Total

Assets
Cash and due from banks	$5,067	$6	$–	$–	$–	$–	$–	$–	$–	$5,073
Interest-bearing deposits with banks	31,682	795	639	–	–	–	–	–	941	34,057
Trading loans, securities, and other[1]	1,790	4,633	5,407	1,951	4,127	16,500	24,035	24,417	79,615	162,475
Non-trading financial assets at fair value through profit or loss	317	105	672	64	307	1,987	1,759	1,483	478	7,172
Derivatives	6,186	5,092	3,338	2,645	2,320	5,045	8,410	12,568	–	45,604
Financial assets designated at fair value through profit or loss	331	56	190	113	30	505	2,174	215	–	3,614
Financial assets at fair value through other comprehensive income	1,981	3,375	6,844	6,228	3,580	23,394	31,366	28,526	2,578	107,872
Debt securities at amortized cost, net of allowance for credit losses	692	1,220	1,447	741	2,091	8,185	51,202	69,277	(1)	134,854
Securities purchased under reverse repurchase agreements[2]	101,815	39,711	16,816	4,348	2,733	59	313	–	–	165,795
Loans
Residential mortgages	792	4,879	10,523	12,560	9,501	34,837	126,554	38,914	–	238,560
Consumer instalment and other personal	3,812	2,998	3,833	4,037	4,811	15,727	74,053	16,759	54,473	180,503
Credit card	–	–	–	–	–	–	–	–	37,169	37,169

Business and government	24,897	5,433	10,195	8,167	7,997	20,354	80,957	60,888	22,729	241,617

Total loans	29,501	13,310	24,551	24,764	22,309	70,918	281,564	116,561	114,371	697,849

Allowance for loan losses	–	–	–	–	–	–	–	–	(4,683)	(4,683)

Loans, net of allowance for loan losses	29,501	13,310	24,551	24,764	22,309	70,918	281,564	116,561	109,688	693,166
Customers' liability under acceptances	11,895	2,212	48	–	–	–	–	–	–	14,155
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	9,456	9,456
Goodwill[3]	–	–	–	–	–	–	–	–	17,047	17,047
Other intangibles[3]	–	–	–	–	–	–	–	–	2,422	2,422
Land, buildings, equipment, and other depreciable assets[3,4]	2	4	6	6	9	46	325	4,044	5,182	9,624
Deferred tax assets	–	–	–	–	–	–	–	–	1,803	1,803
Amounts receivable from brokers, dealers, and clients	26,338	–	–	–	–	–	–	–	–	26,338

Other assets	2,092	3,834	237	107	112	129	146	1,441	8,804	16,902
Total assets	$219,689	$74,353	$60,195	$40,967	$37,618	$126,768	$401,294	$258,532	$238,013	$1,457,429

Liabilities
Trading deposits	$2,659	$5,454	$4,238	$3,372	$3,177	$2,948	$3,910	$1,586	$–	$27,344
Derivatives	5,231	5,271	2,991	1,950	2,574	4,713	8,816	13,989	–	45,535
Securitization liabilities at fair value	207	412	557	387	511	1,843	7,257	1,908	–	13,082
Financial liabilities designated at fair value through profit or loss	18,084	31,780	29,253	27,149	5,192	570	–	12	–	112,040
Deposits[5,6]
Personal	5,861	9,590	9,621	7,584	7,702	9,424	9,457	24	459,392	518,655
Banks	6,956	944	482	7	7	–	3	7	8,817	17,223

Business and government	17,468	15,839	12,520	10,696	8,827	32,116	45,105	4,888	225,080	372,539

Total deposits	30,285	26,373	22,623	18,287	16,536	41,540	54,565	4,919	693,289	908,417
Acceptances	11,895	2,212	48	–	–	–	–	–	–	14,155
Obligations related to securities sold short[1]	466	1,152	1,849	1,041	639	4,061	11,596	15,466	1,218	37,488
Obligations related to securities sold under repurchase agreements[2]	108,453	14,878	2,501	269	143	52	–	–	–	126,296
Securitization liabilities at amortized cost	–	1,275	355	343	1,052	1,386	6,691	2,988	–	14,090
Amounts payable to brokers, dealers, and clients	28,162	–	–	–	–	–	–	–	–	28,162
Insurance-related liabilities	247	346	354	280	284	963	1,625	898	1,980	6,977
Other liabilities[4]	2,846	1,752	1,548	280	2,524	1,914	1,903	5,122	6,441	24,330

Subordinated notes and debentures	–	–	–	–	–	–	–	10,711	–	10,711

Equity	–	–	–	–	–	–	–	–	88,802	88,802
Total liabilities and equity	$208,535	$90,905	$66,317	$53,358	$32,632	$59,990	$96,363	$57,599	$791,730	$1,457,429
Off-balance sheet commitments
Credit and liquidity commitments[7,8]	$17,833	$21,339	$16,232	$12,480	$16,386	$28,516	$111,912	$5,828	$1,300	$231,826
Other commitments[9]	52	114	186	150	212	652	1,015	1,217	–	3,598

Unconsolidated structured entity commitments	–	680	1,438	506	456	–	–	–	–	3,080
Total off-balance sheet commitments	$17,885	$22,133	$17,856	$13,136	$17,054	$29,168	$112,927	$7,045	$1,300	$238,504
[1]	Amount has been recorded according to the remaining contractual maturity of the underlying security.
[2]	Certain contracts considered short-term are presented in 'less than 1 month' category.
[3]	Certain non-financial assets have been recorded as having 'no specific maturity'.
[4]	Upon adoption of IFRS 16, ROU assets recognized are included in 'Land, buildings, equipment, and other depreciable assets' and lease liabilities recognized are included in 'Other liabilities'.
[5]	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having 'no specific maturity'.
[6]

Includes $39 billion of covered bonds with remaining contractual maturities of $2 billion in 'over 1 month to 3 months', $2 billion in 'over 3 months to 6 months', $1 billion in 'over 9 months to 1 year', $15 billion in 'over 1 to 2 years', $16 billion in 'over 2 to 5 years', and $3 billion in 'over 5 years'.

[7]	Includes $344 million in commitments to extend credit to private equity investments.
[8]	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank's discretion at any time.
[9]	Includes various purchase commitments as well as commitments for leases not yet commenced.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 39

TABLE 42:  REMAINING CONTRACTUAL MATURITY (continued)1

(millions of Canadian dollars)	As at

	October 31, 2019
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 months to 1 year	Over 1 to 2 years	Over 2 to 5 years	Over 5 years	No specific maturity	Total

Assets
Cash and due from banks	$4,857	$6	$–	$–	$–	$–	$–	$–	$–	$4,863
Interest-bearing deposits with banks	23,412	1,137	77	–	–	–	–	–	957	25,583
Trading loans, securities, and other[2]	1,197	3,990	3,916	3,171	2,873	15,672	25,939	19,014	70,228	146,000
Non-trading financial assets at fair value through profit or loss	147	2	37	668	314	1,301	1,803	1,488	743	6,503
Derivatives	5,786	8,472	3,255	2,109	2,222	5,610	8,652	12,788	–	48,894
Financial assets designated at fair value through profit or loss	195	696	156	82	83	404	1,725	699	–	4,040
Financial assets at fair value through other comprehensive income	1,431	3,818	4,161	6,339	6,426	18,205	40,289	28,594	1,841	111,104
Debt securities at amortized cost, net of allowance for credit losses	1,878	5,233	2,254	1,050	764	8,791	45,127	65,401	(1)	130,497
Securities purchased under reverse repurchase agreements[3]	98,904	34,839	24,000	6,331	1,765	44	52	–	–	165,935
Loans
Residential mortgages	2,006	5,595	8,013	9,832	11,719	34,029	101,591	62,855	–	235,640
Consumer instalment and other personal	850	1,819	3,170	3,620	3,544	17,256	61,736	28,236	60,103	180,334
Credit card	–	–	–	–	–	–	–	–	36,564	36,564

Business and government	29,460	5,573	7,970	9,496	8,830	21,078	71,071	61,266	21,773	236,517

Total loans	32,316	12,987	19,153	22,948	24,093	72,363	234,398	152,357	118,440	689,055

Allowance for loan losses	–	–	–	–	–	–	–	–	(4,447)	(4,447)

Loans, net of allowance for loan losses	32,316	12,987	19,153	22,948	24,093	72,363	234,398	152,357	113,993	684,608
Customers' liability under acceptances	11,127	2,211	152	4	–	–	–	–	–	13,494
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	9,316	9,316
Goodwill[4]	–	–	–	–	–	–	–	–	16,976	16,976
Other intangibles[4]	–	–	–	–	–	–	–	–	2,503	2,503
Land, buildings, equipment, and other depreciable assets[4]	–	–	–	–	–	–	–	–	5,513	5,513
Deferred tax assets	–	–	–	–	–	–	–	–	1,799	1,799
Amounts receivable from brokers, dealers, and clients	20,575	–	–	–	–	–	–	–	–	20,575

Other assets	2,548	1,391	2,830	168	103	169	157	97	9,624	17,087
Total assets	$204,373	$74,782	$59,991	$42,870	$38,643	$122,559	$358,142	$280,438	$233,492	$1,415,290

Liabilities
Trading deposits	$5,837	$3,025	$4,166	$2,606	$3,185	$2,430	$4,014	$1,622	$–	$26,885
Derivatives	7,180	7,968	3,603	2,062	1,763	5,546	8,148	13,781	–	50,051
Securitization liabilities at fair value	–	668	412	494	387	1,656	7,499	1,942	–	13,058
Financial liabilities designated at fair value through profit or loss	22,193	25,370	15,799	20,496	20,907	356	1	9	–	105,131
Deposits[5,6]
Personal	5,218	8,990	9,459	7,691	7,583	9,374	9,670	21	445,424	503,430
Banks	6,771	1,459	150	1	6	–	3	7	8,354	16,751

Business and government[7]	18,576	10,049	7,569	10,482	10,670	34,130	46,188	7,594	221,538	366,796

Total deposits	30,565	20,498	17,178	18,174	18,259	43,504	55,861	7,622	675,316	886,977
Acceptances	11,127	2,211	152	4	–	–	–	–	–	13,494
Obligations related to securities sold short[2]	384	654	398	819	1,171	3,351	9,882	12,115	882	29,656
Obligations related to securities sold under repurchase agreements[3]	101,856	20,224	2,993	694	30	47	12	–	–	125,856
Securitization liabilities at amortized cost	–	513	1,274	355	342	2,098	6,586	2,918	–	14,086
Amounts payable to brokers, dealers, and clients	23,746	–	–	–	–	–	–	–	–	23,746
Insurance-related liabilities	190	315	388	330	318	940	1,612	874	1,953	6,920
Other liabilities[8]	2,845	3,142	1,334	1,293	641	3,339	1,663	138	6,609	21,004

Subordinated notes and debentures	–	–	–	–	–	–	–	10,725	–	10,725

Equity	–	–	–	–	–	–	–	–	87,701	87,701
Total liabilities and equity	$205,923	$84,588	$47,697	$47,327	$47,003	$63,267	$95,278	$51,746	$772,461	$1,415,290
Off-balance sheet commitments
Credit and liquidity commitments[9,10]	$19,388	$21,652	$18,391	$13,537	$12,034	$27,207	$111,281	$5,856	$1,294	$230,640
Operating lease commitments[11]	82	165	250	247	244	936	2,332	3,365	–	7,621
Other purchase obligations	82	182	185	206	177	753	1,031	556	–	3,172

Unconsolidated structured entity commitments	408	793	1,360	461	97	81	–	–	–	3,200
Total off-balance sheet commitments	$19,960	$22,792	$20,186	$14,451	$12,552	$28,977	$114,644	$9,777	$1,294	$244,633

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
[2]	Amount has been recorded according to the remaining contractual maturity of the underlying security.
[3]	Certain contracts considered short-term are presented in 'less than 1 month' category.
[4]	Certain non-financial assets have been recorded as having 'no specific maturity'.
[5]	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having 'no specific maturity'.
[6]

Includes $40 billion of covered bonds with remaining contractual maturities of $1 billion in less than 1 month, $2 billion in over 3 months to 6 months, $2 billion in over 6 months to 9 months, $14 billion in 'over 1 to 2 years', $18 billion in 'over 2 to 5 years', and $3 billion in 'over 5 years'.

[7]

On June 30, 2019, TD Capital Trust IV redeemed all of the outstanding $550 million TD Capital Trust IV Notes – Series 1 at a redemption price of 100% of the principal amount plus any accrued and unpaid interest payable on the date of redemption.

[8]

Includes $83 million of capital lease commitments with remaining contractual maturities of $2 million in 'less than 1 month', $4 million in '1 month to 3 months', $5 million in '3 months to 6 months', $5 million in '6 months to 9 months', $5 million in '9 months to 1 year', $22 million in 'over 1 to 2 years', $39 million in 'over 2 to 5 years', and $1 million in 'over 5 years'.

[9]	Includes $374 million in commitments to extend credit to private equity investments.
[10]	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank's discretion at any time.
[11]	Includes rental payments, related taxes, and estimated operating expenses.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 40

SECURITIZATION AND OFF-BALANCE SHEET ARRANGEMENTS

The Bank enters into securitization and off-balance sheet arrangements in the normal course of operations. The Bank is involved with structured entities (SEs) that it sponsors, as well as entities sponsored by third parties. Refer to "Securitization and Off-Balance Sheet Arrangements" section, Note 9: Transfers of Financial Assets and Note 10: Structured Entities of the Bank's 2019 Annual Report for further details. There have been no significant changes to the Bank's securitization and off-balance sheet arrangements during the quarter ended January 31, 2020.

Securitization of Bank-Originated Assets

The Bank securitizes residential mortgages, business and government loans, credit cards, and personal loans to enhance its liquidity position, to diversify sources of funding, and to optimize the management of the balance sheet.

Residential Mortgage Loans

The Bank securitizes residential mortgage loans through significant unconsolidated SEs and Canadian non-SE third parties. Residential mortgage loans securitized by the Bank may give rise to full derecognition of the financial assets depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes residential mortgage loans, the Bank may be exposed to the risks of transferred loans through retained interests.

Consumer Instalment and Other Personal Loans

The Bank securitizes consumer instalment and other personal loans through a consolidated SE. The Bank consolidates the SE as it serves as a financing vehicle for the Bank's assets, the Bank has power over the key economic decisions of the SE, and the Bank is exposed to the majority of the residual risks of the SE.

Credit Card Loans

The Bank securitizes credit card loans through an SE. The Bank consolidates the SE as it serves as a financing vehicle for the Bank's assets, the Bank has power over the key economic decisions of the SE, and the Bank is exposed to the majority of the residual risks of the SE.

Business and Government Loans

The Bank securitizes business and government loans through significant unconsolidated SEs and Canadian non-SE third parties. Business and government loans securitized by the Bank may be derecognized from the Bank's balance sheet depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through retained interests. There are no ECLs on the retained interests of the securitized business and government loans as the mortgages are all government insured.

Securitization of Third Party-Originated Assets

Significant Unconsolidated Special Purpose Entities

Multi-Seller Conduits

The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SEs, which are not consolidated by the Bank. TD's maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $10.8 billion as at January 31, 2020 (October 31, 2019 – $10.2 billion). Further, as at January 31, 2020, the Bank had committed to provide an additional $3.1 billion in liquidity facilities that can be used to support future asset-backed commercial paper in the purchase of deal-specific assets (October 31, 2019 – $3.2 billion).

All third-party assets securitized by the Bank's unconsolidated multi-seller conduits were originated in Canada and sold to Canadian securitization structures.

Off-Balance Sheet Exposure to Third Party-Sponsored Conduits

The Bank has off-balance sheet exposure to third party-sponsored conduits arising from providing liquidity facilities and funding commitments of $3.1 billion as at January 31, 2020 (October 31, 2019 – $3.8 billion). The assets within these conduits are comprised of individual notes backed by automotive loan receivables, credit card receivables, equipment receivables and trade receivables. On-balance sheet exposure to third party-sponsored conduits have been included in the financial statements.

ACCOUNTING POLICIES AND ESTIMATES

The Bank's unaudited Interim Consolidated Financial Statements have been prepared in accordance with IFRS. For details of the Bank's accounting policies under IFRS, refer to Note 2 of the Bank's first quarter 2020 Interim Consolidated Financial Statements and the 2019 Annual Consolidated Financial Statements. For details of the Bank's significant accounting judgments, estimates, and assumptions under IFRS, refer to Note 3 of the Bank's 2019 Annual Consolidated Financial Statements.

CURRENT CHANGES IN ACCOUNTING POLICY

The following new standards have been adopted by the Bank on November 1, 2019.

Leases

In January 2016, the IASB issued IFRS 16, which replaced IAS 17, Leases (IAS 17) and became effective for annual periods beginning on or after January 1, 2019, which was November 1, 2019 for the Bank.

IFRS 16 introduces a single lessee accounting model for all leases by eliminating the distinction between operating and financing leases. IFRS 16 requires lessees to recognize right-of-use (ROU) assets and lease liabilities for arrangements that meet the definition of a lease on the commencement date. The ROU asset is initially measured as the lease liability, subject to certain adjustments, if any, and is subsequently measured at such cost less accumulated depreciation and any related accumulated impairment. The lease liability is initially measured at the present value of the future lease payments over the remaining lease term and is discounted using the Bank's incremental borrowing rate. The lease term includes renewal and termination options over which the Bank is reasonably certain to exercise, and the lease liability is remeasured when there are adjustments to future lease payments, changes in the Bank's assumptions or strategies relating to the exercise of purchase, extension, or termination options, or updates to the incremental borrowing rate.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 41

ROU assets are recorded in Land, buildings, equipment, and other depreciable assets and lease liabilities are included in Other liabilities on the Interim Consolidated Balance Sheet. The Interim Consolidated Statement of Income recognizes interest expense on lease liabilities, which is calculated on an effective interest rate basis. Secondly, depreciation expense is recognized on the ROU assets, which is calculated on a straight-line basis in Non-interest expense. Previously under IAS 17, net rental expense on operating leases were recorded in Non-interest expense. The net impact of these changes shifts the timing of expense recognition. Short-term leases, which are defined as those that have a lease term of twelve months or less, and leases of low-value assets are exempt, with their payments being recognized in Non-interest expense on a straight-line basis within the Bank's Interim Consolidated Statement of Income. Lessor accounting remains substantially unchanged.

Upon transition to IFRS 16, the Bank adopted the new standard using the modified retrospective approach by recognizing the cumulative effect of the transitional impact in opening retained earnings on November 1, 2019, with no restatement of comparative periods. The Bank has applied certain permitted practical expedients including: using hindsight to determine the lease term where lease contracts contain options to extend or terminate; measuring the ROU asset retrospectively for certain leases; not reassessing contracts identified as leases under the previous accounting standards, and not applying IFRS 16 to leases of intangible assets; and applying onerous lease provisions recognized as at October 31, 2019 as an alternative to performing an impairment review on the ROU assets as at November 1, 2019.

The main impact of IFRS 16 was on the Bank's real estate leases, which were previously classified as operating leases. The Bank also leases certain equipment and other assets. On November 1, 2019, the Bank recognized $4.45 billion of ROU assets, $5.65 billion of lease liabilities, and other balance sheet adjustments and reclassifications of $0.65 billion. The decrease in retained earnings was $0.55 billion after tax. The impact to Common Equity Tier 1 (CET1) capital was a decrease of 24 basis points. The following table sets forth the adjustments to the Bank's operating lease commitments disclosed under IAS 17 as at October 31, 2019, used to derive the lease liabilities recognized by the Bank as at November 1, 2019:

(millions of Canadian dollars)	Amount
Operating lease commitments disclosed as at October 31, 2019	$7,621
Commitments for leases that have not commenced at November 1, 2019, and commitments for non-lease payments[1]	(2,363)
Effect of recognition exemption for short-term and low value leases	(56)
Effect of extension and termination options reasonably certain to be exercised and other	4,721

Effect of discounting using the incremental borrowing rate[2]	(4,278)
Lease liabilities recognized as at November 1, 2019	$5,645

[1]	Non-lease payments include taxes and estimated operating expenses.
[2]	The weighted average incremental borrowing rate was 2.8%.

Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC (IFRS Interpretations Committee) Interpretation 23, Uncertainty over Income Tax Treatments, which clarifies application of recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty over income tax treatments. The Bank adopted this interpretation on November 1, 2019 and it did not have a significant impact on the Bank.

IBOR Reform and its Effects on Financial Reporting

As a result of the effects of Interbank Offered Rates (IBOR) reform, on September 26, 2019, the IASB issued Interest Rate Benchmark Reform, Amendments to IFRS 9, IAS 39, and IFRS 7, of which the Bank adopted the applicable amendments in the fourth quarter of 2019. The amendments provide temporary exceptions from applying specific hedge accounting requirements to all hedging relationships directly affected by interest rate benchmark reform. Under the amendments, entities would apply hedge accounting requirements assuming that the interest rate benchmark is not altered, thereby enabling hedge accounting to continue during the period of uncertainty prior to the replacement of an existing interest rate benchmark with an alternative benchmark rate. The amendments also provide an exception from the requirement to discontinue hedge accounting if the actual results of the hedge do not meet the effectiveness requirements as a result of interest rate benchmark reform. Amendments were also made to IFRS 7 introducing additional disclosures related to amended IAS 39. Refer to Notes 2 and 11 of the Bank's 2019 Annual Consolidated Financial Statements for further details.

The IASB is continuing its work on its project to assess the potential financial reporting implications related to when an existing interest rate benchmark is replaced with an alternative interest rate. The Bank is continuing to monitor the IASB's developments and assess the impact of interest rate benchmark reform.

FUTURE CHANGES IN ACCOUNTING POLICIES

The following standard has been issued but is not yet effective on the date of issuance of the Bank's Interim Consolidated Financial Statements. The Bank is currently assessing the impact of the application of this standard on the Interim Consolidated Financial Statements and will adopt this standard when it becomes effective.

Insurance Contracts

In May 2017, the IASB issued IFRS 17, Insurance Contracts (IFRS 17), which replaces the guidance in IFRS 4, Insurance Contracts and establishes principles for recognition, measurement, presentation, and disclosure of insurance contracts. IFRS 17 is currently effective for the Bank's annual reporting period beginning November 1, 2021. In June 2019, the IASB issued an Exposure Draft which proposes targeted amendments to IFRS 17 including, amongst other matters, a deferral of the effective date by one year. It is expected that the IASB will finalize the amendments to the standard in mid-2020. Any change to the Bank's effective date is subject to updates of OSFI's related Advisory. The Bank is currently in the final stages of its planning activities, which includes reviewing the project plan, assessing resource requirements, and monitoring the impact of IASB changes to the IFRS 17 standard.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the most recent interim period, there have been no changes in the Bank's policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank's internal control over financial reporting.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 42

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
(As at and in millions of Canadian dollars)	January 31, 2020	October 31, 2019
ASSETS
Cash and due from banks	$5,073	$4,863
Interest-bearing deposits with banks	34,057	25,583
	39,130	30,446
Trading loans, securities, and other (Note 4)	162,475	146,000
Non-trading financial assets at fair value through profit or loss (Note 4)	7,172	6,503
Derivatives (Note 4)	45,604	48,894
Financial assets designated at fair value through profit or loss (Note 4)	3,614	4,040
Financial assets at fair value through other comprehensive income (Notes 4, 5, 6)	107,872	111,104
	326,737	316,541
Debt securities at amortized cost, net of allowance for credit losses (Notes 4, 5)	134,854	130,497
Securities purchased under reverse repurchase agreements (Note 4)	165,795	165,935
Loans (Notes 4, 6)
Residential mortgages	238,560	235,640
Consumer instalment and other personal	180,503	180,334
Credit card	37,169	36,564
Business and government	241,617	236,517
	697,849	689,055
Allowance for loan losses (Note 6)	(4,683)	(4,447)
Loans, net of allowance for loan losses	693,166	684,608
Other
Customers' liability under acceptances	14,155	13,494
Investment in TD Ameritrade (Note 7)	9,456	9,316
Goodwill (Note 9)	17,047	16,976
Other intangibles	2,422	2,503
Land, buildings, equipment, and other depreciable assets (Note 2)	9,624	5,513
Deferred tax assets	1,803	1,799
Amounts receivable from brokers, dealers, and clients	26,338	20,575
Other assets (Note 10)	16,902	17,087
	97,747	87,263
Total assets	$1,457,429	$1,415,290
LIABILITIES
Trading deposits (Notes 4, 11)	$27,344	$26,885
Derivatives (Note 4)	45,535	50,051
Securitization liabilities at fair value (Note 4)	13,082	13,058
Financial liabilities designated at fair value through profit or loss (Notes 4, 11)	112,040	105,131
	198,001	195,125
Deposits (Notes 4, 11)
Personal	518,655	503,430
Banks	17,223	16,751
Business and government	372,539	366,796
	908,417	886,977
Other
Acceptances	14,155	13,494
Obligations related to securities sold short (Note 4)	37,488	29,656
Obligations related to securities sold under repurchase agreements (Note 4)	126,296	125,856
Securitization liabilities at amortized cost (Note 4)	14,090	14,086
Amounts payable to brokers, dealers, and clients	28,162	23,746
Insurance-related liabilities	6,977	6,920
Other liabilities (Notes 2, 12)	24,330	21,004
	251,498	234,762
Subordinated notes and debentures (Note 4)	10,711	10,725
Total liabilities	1,368,627	1,327,589
EQUITY
Shareholders' Equity
Common shares (Note 13)	21,773	21,713
Preferred shares (Note 13)	5,800	5,800
Treasury shares – common (Note 13)	(131)	(41)
Treasury shares – preferred (Note 13)	(7)	(6)
Contributed surplus	161	157
Retained earnings	50,119	49,497
Accumulated other comprehensive income (loss)	11,087	10,581
Total equity	88,802	87,701
Total liabilities and equity	$1,457,429	$1,415,290

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 43

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2020	January 31 2019
Interest income[1]
Loans	$8,022	$7,902
Securities
Interest	1,717	2,120
Dividends	535	334
Deposits with banks	120	188
	10,394	10,544
Interest expense (Note 20)
Deposits	3,073	3,524
Securitization liabilities	127	151
Subordinated notes and debentures	107	95
Other (Note 2)	786	914
	4,093	4,684
Net interest income	6,301	5,860
Non-interest income
Investment and securities services	1,279	1,164
Credit fees	335	303
Net securities gain (loss) (Note 5)	10	(11)
Trading income (loss)	316	175
Income (loss) from non-trading financial instruments at fair value through profit or loss	12	11
Income (loss) from financial instruments designated at fair value through profit or loss	26	36
Service charges	735	714
Card services	620	643
Insurance revenue	1,131	1,035
Other income (loss)	(156)	68
	4,308	4,138
Total revenue	10,609	9,998
Provision for credit losses (Note 6)	919	850
Insurance claims and related expenses	780	702
Non-interest expenses
Salaries and employee benefits (Notes 14, 15)	3,033	2,852
Occupancy, including depreciation (Note 2)	438	460
Equipment, including depreciation (Note 2)	283	279
Amortization of other intangibles	202	195
Marketing and business development	194	160
Restructuring charges (recovery)	(5)	(1)
Brokerage-related and sub-advisory fees	85	83
Professional and advisory services	265	327
Other	972	1,500
	5,467	5,855
Income before income taxes and equity in net income of an investment in TD Ameritrade	3,443	2,591
Provision for (recovery of) income taxes (Note 16)	659	503
Equity in net income of an investment in TD Ameritrade (Note 7)	205	322
Net income	2,989	2,410
Preferred dividends	67	60
Net income available to common shareholders and non-controlling interests in subsidiaries	$2,922	$2,350
Attributable to:
Common shareholders	$2,922	$2,332
Non-controlling interests in subsidiaries	–	18
Earnings per share (Canadian dollars) (Note 17)
Basic	$1.61	$1.27
Diluted	1.61	1.27
Dividends per common share (Canadian dollars)	0.74	0.67
[1]

Includes $8,602 million and $8,685 million, for the three months ended January 31, 2020 and January 31, 2019, respectively, which have been calculated based on the effective interest rate method. Refer to Note 20.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 44

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME[1] (unaudited)
(millions of Canadian dollars)	For the three months ended
	January 31 2020	January 31 2019
Net income	$2,989	$2,410
Other comprehensive income (loss), net of income taxes
Items that will be subsequently reclassified to net income
Net change in unrealized gains (losses) on financial assets at fair value through other comprehensive income
Change in unrealized gains (losses) on debt securities at fair value through other comprehensive income	41	33
Reclassification to earnings of net losses (gains) in respect of debt securities at fair value through other comprehensive income	(7)	40
Reclassification to earnings of changes in allowance for credit losses on debt securities at fair value through other comprehensive income	–	–
	34	73
Net change in unrealized foreign currency translation gains (losses) on Investments in foreign operations, net of hedging activities
Unrealized gains (losses) on investments in foreign operations	345	(131)
Net gains (losses) on hedges of investments in foreign operations	(144)	19
	201	(112)
Net change in gains (losses) on derivatives designated as cash flow hedges
Change in gains (losses) on derivatives designated as cash flow hedges	485	1,315
Reclassification to earnings of losses (gains) on cash flow hedges	(185)	130
	300	1,445
Items that will not be subsequently reclassified to net income
Actuarial gains (losses) on employee benefit plans	(152)	(302)
Change in net unrealized gains (losses) on equity securities designated at fair value through other comprehensive income	32	(52)
Change in fair value due to credit risk on financial liabilities designated at fair value through profit or loss	(61)	(10)
	(181)	(364)
Total other comprehensive income (loss), net of income taxes	354	1,042
Total comprehensive income (loss)	$3,343	$3,452
Attributable to:
Common shareholders	$3,276	$3,374
Preferred shareholders	67	60
Non-controlling interests in subsidiaries	–	18
[1] The amounts are net of income tax provisions (recoveries) presented in the following table.

Income Tax Provisions (Recoveries) in the Interim Consolidated Statement of Comprehensive Income
(millions of Canadian dollars)	For the three months ended
	January 31 2020	January 31 2019
Change in unrealized gains (losses) on debt securities at fair value through other comprehensive income	$16	$7
Less: Reclassification to earnings of net losses (gains) in respect of debt securities at fair value through other comprehensive income	3	(15)
Less: Reclassification to earnings of changes in allowance for credit losses on debt securities at fair value through other comprehensive income	–	–
Unrealized gains (losses) on investments in foreign operations	–	–
Net gains (losses) on hedges of investments in foreign operations	(52)	7
Change in gains (losses) on derivatives designated as cash flow hedges	185	435
Less: Reclassification to earnings of losses (gains) on cash flow hedges	83	(76)
Actuarial gains (losses) on employee benefit plans	(54)	(109)
Change in net unrealized gains (losses) on equity securities designated at fair value through other comprehensive income	12	(19)
Change in fair value due to credit risk on financial liabilities designated at fair value through profit or loss	(22)	(4)
Total income taxes	$(1)	$408

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 45

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (unaudited)
(millions of Canadian dollars)	For the three months ended
	January 31, 2020	January 31, 2019
Common shares (Note 13)
Balance at beginning of period	$21,713	$21,221
Proceeds from shares issued on exercise of stock options	41	28
Shares issued as a result of dividend reinvestment plan	69	99
Shares issued in connection with acquisitions (Note 13)	–	366
Purchase of shares for cancellation and other	(50)	(53)
Balance at end of period	21,773	21,661
Preferred shares (Note 13)
Balance at beginning of period	5,800	5,000
Issue of shares	–	350
Balance at end of period	5,800	5,350
Treasury shares – common (Note 13)
Balance at beginning of period	(41)	(144)
Purchase of shares	(2,276)	(2,343)
Sale of shares	2,186	2,348
Balance at end of period	(131)	(139)
Treasury shares – preferred (Note 13)
Balance at beginning of period	(6)	(7)
Purchase of shares	(38)	(33)
Sale of shares	37	37
Balance at end of period	(7)	(3)
Contributed surplus
Balance at beginning of period	157	193
Net premium (discount) on sale of treasury shares	(5)	(32)
Issuance of stock options, net of options exercised	(1)	(1)
Other	10	(2)
Balance at end of period	161	158
Retained earnings
Balance at beginning of period	49,497	46,145
Impact on adoption of IFRS 16, Leases (IFRS 16) (Note 2)	(553)	n/a [1]
Impact on adoption of IFRS 15, Revenue from Contracts with Customers (IFRS 15)	n/a	(41)
Net income attributable to shareholders	2,989	2,392
Common dividends	(1,339)	(1,227)
Preferred dividends	(67)	(60)
Share issue expenses and others	–	(4)
Net premium on repurchase of common shares, redemption of preferred shares, and other	(256)	(260)
Actuarial gains (losses) on employee benefit plans	(152)	(302)
Realized gains (losses) on equity securities designated at fair value through other comprehensive income	–	17
Balance at end of period	50,119	46,660
Accumulated other comprehensive income (loss)
Net unrealized gain (loss) on debt securities at fair value through other comprehensive income:
Balance at beginning of period	323	245
Other comprehensive income (loss)	34	73
Allowance for credit losses	–	–
Balance at end of period	357	318
Net unrealized gain (loss) on equity securities designated at fair value through other comprehensive income:
Balance at beginning of period	(40)	55
Other comprehensive income (loss)	32	(35)
Reclassification of loss (gain) to retained earnings	–	(17)
Balance at end of period	(8)	3
Change in fair value due to credit risk on financial liabilities designated at fair value through profit or loss:
Balance at beginning of period	14	–
Other comprehensive income (loss)	(61)	(10)
Balance at end of period	(47)	(10)
Net unrealized foreign currency translation gain (loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of period	8,793	8,826
Other comprehensive income (loss)	201	(112)
Balance at end of period	8,994	8,714
Net gain (loss) on derivatives designated as cash flow hedges:
Balance at beginning of period	1,491	(2,487)
Other comprehensive income (loss)	300	1,445
Balance at end of period	1,791	(1,042)
Total accumulated other comprehensive income	11,087	7,983
Total shareholders' equity	88,802	81,670
Non-controlling interests in subsidiaries
Balance at beginning of period	–	993
Net income attributable to non-controlling interests in subsidiaries	–	18
Redemption of non-controlling interests in subsidiaries	–	(1,000)
Other	–	(11)
Balance at end of period	–	–
Total equity	$88,802	$81,670
[1]	Not applicable.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 46

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
(millions of Canadian dollars)	For the three months ended
	January 31 2020	January 31 2019
Cash flows from (used in) operating activities
Net income before income taxes, including equity in net income of an investment in TD Ameritrade	$3,648	$2,913
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses (Note 6)	919	850
Depreciation	291	144
Amortization of other intangibles	202	195
Net securities losses (gains) (Note 5)	(10)	11
Equity in net income of an investment in TD Ameritrade (Note 7)	(205)	(322)
Deferred taxes	126	141
Changes in operating assets and liabilities
Interest receivable and payable (Notes 10, 12)	(79)	(76)
Securities sold under repurchase agreements	440	1,373
Securities purchased under reverse repurchase agreements	140	(5,051)
Securities sold short	7,832	(588)
Trading loans and securities	(16,475)	5,827
Loans net of securitization and sales	(9,448)	(2,884)
Deposits	21,899	(34,246)
Derivatives	(1,226)	6,297
Non-trading financial assets at fair value through profit or loss	(669)	231
Financial assets and liabilities designated at fair value through profit or loss	7,335	26,727
Securitization liabilities	28	(1,021)
Current taxes	(258)	(764)
Brokers, dealers and clients amounts receivable and payable	(1,347)	(2,178)
Other	(2,476)	(886)
Net cash from (used in) operating activities	10,667	(3,307)
Cash flows from (used in) financing activities
Redemption or repurchase of subordinated notes and debentures	(64)	44
Common shares issued (Note 13)	36	24
Repurchase of common shares (Note 13)	(306)	(313)
Preferred shares issued (Note 13)	–	346
Sale of treasury shares (Note 13)	2,218	2,353
Purchase of treasury shares (Note 13)	(2,314)	(2,376)
Dividends paid	(1,337)	(1,188)
Redemption of non-controlling interests in subsidiaries	–	(1,000)
Distributions to non-controlling interests in subsidiaries	–	(11)
Repayment of lease liabilities[1]	(143)	–
Net cash from (used in) financing activities	(1,910)	(2,121)
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(8,474)	(951)
Activities in financial assets at fair value through other comprehensive income (Note 5)
Purchases	(7,415)	(4,359)
Proceeds from maturities	9,537	7,585
Proceeds from sales	1,795	2,470
Activities in debt securities at amortized cost (Note 5)
Purchases	(15,101)	(5,977)
Proceeds from maturities	11,144	5,903
Proceeds from sales	164	1,116
Net purchases of land, buildings, equipment, and other depreciable assets	(212)	(173)
Net cash acquired from (paid for) divestitures and acquisitions	–	(536)
Net cash from (used in) investing activities	(8,562)	5,078
Effect of exchange rate changes on cash and due from banks	15	(4)
Net increase (decrease) in cash and due from banks	210	(354)
Cash and due from banks at beginning of period	4,863	4,735
Cash and due from banks at end of period	$5,073	$4,381
Supplementary disclosure of cash flows from operating activities
Amount of income taxes paid (refunded) during the period	$726	$1,167
Amount of interest paid during the period	4,235	4,705
Amount of interest received during the period	9,922	10,155
Amount of dividends received during the period	490	356
[1]	Prior to the adoption of IFRS 16, repayments of finance lease liabilities were included in "Net cash from (used in) operating activities".

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 47

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 1:  NATURE OF OPERATIONS

CORPORATE INFORMATION

The Toronto-Dominion Bank is a bank chartered under the Bank Act. The shareholders of a bank are not, as shareholders, liable for any liability, act, or default of the bank except as otherwise provided under the Bank Act. The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). The Bank was formed through the amalgamation on February 1, 1955, of The Bank of Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869). The Bank is incorporated and domiciled in Canada with its registered and principal business offices located at 66 Wellington Street West, Toronto, Ontario. TD serves customers in three business segments operating in a number of locations in key financial centres around the globe: Canadian Retail, U.S. Retail, and Wholesale Banking.

BASIS OF PREPARATION

The accompanying Interim Consolidated Financial Statements and accounting principles followed by the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), including the accounting requirements of the Office of the Superintendent of Financial Institutions (OSFI) Canada. The Interim Consolidated Financial Statements are presented in Canadian dollars, unless otherwise indicated.

These Interim Consolidated Financial Statements were prepared on a condensed basis in accordance with International Accounting Standard 34, Interim Financial Reporting using the accounting policies as described in Note 2 of the Bank's 2019 Annual Consolidated Financial Statements except for the changes in accounting policies described in Note 2 of this report. Certain comparative amounts have been revised to conform with the presentation adopted in the current period.

The preparation of the Interim Consolidated Financial Statements requires that management make estimates, assumptions, and judgments regarding the reported amount of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities, as further described in Note 3 of the Bank's 2019 Annual Consolidated Financial Statements and Note 3 of this report. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

The Bank's Interim Consolidated Financial Statements have been prepared using uniform accounting policies for like transactions and events in similar circumstances. All intercompany transactions, balances, and unrealized gains and losses on transactions are eliminated on consolidation.

The Interim Consolidated Financial Statements for the three months ended January 31, 2020, were approved and authorized for issue by the Bank's Board of Directors, in accordance with a recommendation of the Audit Committee, on February 26, 2020.

As the Interim Consolidated Financial Statements do not include all of the disclosures normally provided in the Annual Consolidated Financial Statements, they should be read in conjunction with the Bank's 2019 Annual Consolidated Financial Statements and the accompanying Notes, and the shaded sections of the 2019 Management's Discussion and Analysis (MD&A). Certain disclosures are included in the shaded sections of the "Managing Risk" section of the MD&A in this report, as permitted by IFRS, and form an integral part of the Interim Consolidated Financial Statements. The Interim Consolidated Financial Statements were prepared under a historical cost basis, except for certain items carried at fair value as discussed in Note 2 of the Bank's 2019 Annual Consolidated Financial Statements.

NOTE 2:  CURRENT AND FUTURE CHANGES IN ACCOUNTING POLICIES

CURRENT CHANGES IN ACCOUNTING POLICY

The following new standards have been adopted by the Bank on November 1, 2019.

Leases

In January 2016, the IASB issued IFRS 16, which replaced IAS 17, Leases (IAS 17) and became effective for annual periods beginning on or after January 1, 2019, which was November 1, 2019 for the Bank.

IFRS 16 introduces a single lessee accounting model for all leases by eliminating the distinction between operating and financing leases. IFRS 16 requires lessees to recognize right-of-use (ROU) assets and lease liabilities for arrangements that meet the definition of a lease on the commencement date. The ROU asset is initially measured as the lease liability, subject to certain adjustments, if any, and is subsequently measured at such cost less accumulated depreciation and any related accumulated impairment. The lease liability is initially measured at the present value of the future lease payments over the remaining lease term and is discounted using the Bank's incremental borrowing rate. The lease term includes renewal and termination options over which the Bank is reasonably certain to exercise, and the lease liability is remeasured when there are adjustments to future lease payments, changes in the Bank's assumptions or strategies relating to the exercise of purchase, extension, or termination options, or updates to the incremental borrowing rate. ROU assets are recorded in Land, buildings, equipment, and other depreciable assets and lease liabilities are included in Other liabilities on the Interim Consolidated Balance Sheet. The Interim Consolidated Statement of Income recognizes interest expense on lease liabilities, which is calculated on an effective interest rate basis. Secondly, depreciation expense is recognized on the ROU assets, which is calculated on a straight-line basis in Non-interest expense. Previously under IAS 17, net rental expense on operating leases were recorded in Non-interest expense. The net impact of these changes shifts the timing of expense recognition. Short-term leases, which are defined as those that have a lease term of twelve months or less, and leases of low-value assets are exempt, with their payments being recognized in Non-interest expense on a straight-line basis within the Bank's Interim Consolidated Statement of Income. Lessor accounting remains substantially unchanged.

Upon transition to IFRS 16, the Bank adopted the new standard using the modified retrospective approach by recognizing the cumulative effect of the transitional impact in opening retained earnings on November 1, 2019, with no restatement of comparative periods. The Bank has applied certain permitted practical expedients including: using hindsight to determine the lease term where lease contracts contain options to extend or terminate; measuring the ROU asset retrospectively for certain leases; not reassessing contracts identified as leases under the previous accounting standards, and not applying IFRS 16 to leases of intangible assets; and applying onerous lease provisions recognized as at October 31, 2019 as an alternative to performing an impairment review on the ROU assets as at November 1, 2019.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 48

The main impact of IFRS 16 was on the Bank's real estate leases, which were previously classified as operating leases. The Bank also leases certain equipment and other assets. On November 1, 2019, the Bank recognized $4.45 billion of ROU assets, $5.65 billion of lease liabilities, and other balance sheet adjustments and reclassifications of $0.65 billion. The decrease in retained earnings was $0.55 billion after tax. The impact to Common Equity Tier 1 (CET1) capital was a decrease of 24 basis points. The following table sets forth the adjustments to the Bank's operating lease commitments disclosed under IAS 17 as at October 31, 2019, used to derive the lease liabilities recognized by the Bank as at November 1, 2019:

(millions of Canadian dollars)	Amount
Operating lease commitments disclosed as at October 31, 2019	$7,621
Commitments for leases that have not commenced at November 1, 2019, and commitments for non-lease payments[1]	(2,363)
Effect of recognition exemption for short-term and low value leases	(56)
Effect of extension and termination options reasonably certain to be exercised and other	4,721
Effect of discounting using the incremental borrowing rate[2]	(4,278)
Lease liabilities recognized as at November 1, 2019	$5,645
[1]	Non-lease payments include taxes and estimated operating expenses.
[2]	The weighted average incremental borrowing rate was 2.8%.

Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC (IFRS Interpretations Committee) Interpretation 23, Uncertainty over Income Tax Treatments, which clarifies application of recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty over income tax treatments. The Bank adopted this interpretation on November 1, 2019 and it did not have a significant impact on the Bank.

IBOR Reform and its Effects on Financial Reporting

As a result of the effects of Interbank Offered Rates (IBOR) reform, on September 26, 2019, the IASB issued Interest Rate Benchmark Reform, Amendments to IFRS 9, IAS 39, and IFRS 7, of which the Bank adopted the applicable amendments in the fourth quarter of 2019. The amendments provide temporary exceptions from applying specific hedge accounting requirements to all hedging relationships directly affected by interest rate benchmark reform. Under the amendments, entities would apply hedge accounting requirements assuming that the interest rate benchmark is not altered, thereby enabling hedge accounting to continue during the period of uncertainty prior to the replacement of an existing interest rate benchmark with an alternative benchmark rate. The amendments also provide an exception from the requirement to discontinue hedge accounting if the actual results of the hedge do not meet the effectiveness requirements as a result of interest rate benchmark reform. Amendments were also made to IFRS 7 introducing additional disclosures related to amended IAS 39. Refer to Notes 2 and 11 of the Bank's 2019 Annual Consolidated Financial Statements for further details.

The IASB is continuing its work on its project to assess the potential financial reporting implications related to when an existing interest rate benchmark is replaced with an alternative interest rate. The Bank is continuing to monitor the IASB's developments and assess the impact of interest rate benchmark reform.

FUTURE CHANGES IN ACCOUNTING POLICIES

The following standard has been issued but is not yet effective on the date of issuance of the Bank's Interim Consolidated Financial Statements. The Bank is currently assessing the impact of the application of this standard on the Interim Consolidated Financial Statements and will adopt this standard when it becomes effective.

Insurance Contracts

In May 2017, the IASB issued IFRS 17, Insurance Contracts (IFRS 17), which replaces the guidance in IFRS 4, Insurance Contracts and establishes principles for recognition, measurement, presentation, and disclosure of insurance contracts. IFRS 17 is currently effective for the Bank's annual reporting period beginning November 1, 2021. In June 2019, the IASB issued an Exposure Draft which proposes targeted amendments to IFRS 17 including, amongst other matters, a deferral of the effective date by one year. It is expected that the IASB will finalize the amendments to the standard in mid-2020. Any change to the Bank's effective date is subject to updates of OSFI's related Advisory. The Bank is currently in the final stages of its planning activities, which includes reviewing the project plan, assessing resource requirements, and monitoring the impact of IASB changes to the IFRS 17 standard.

NOTE 3:  SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES, AND ASSUMPTIONS

The estimates used in the Bank's accounting policies are essential to understanding its results of operations and financial condition. Some of the Bank's policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank's Interim Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates, and adopting new accounting standards are well-controlled and occur in an appropriate and systematic manner. Refer to Note 3 of the Bank's 2019 Annual Consolidated Financial Statements for a description of significant accounting judgments, estimates, and assumptions, in addition to those described below.

Leases

The Bank applies judgment in determining the appropriate lease term on a lease-by-lease basis. All facts and circumstances that create an economic incentive to exercise a renewal option or to not exercise a termination option including investments in major leaseholds, branch performance and past business practice are considered. The periods covered by renewal or termination options are only included in the lease term if it is reasonably certain that the Bank will exercise the options; management considers "reasonably certain" to be a high threshold. Changes in the economic environment or changes in the industry may impact the Bank's assessment of lease term, and any changes in the Bank's estimate of lease terms may have a material impact on the Bank's Interim Consolidated Balance Sheet and Interim Consolidated Statement of Income.

In determining the carrying amount of ROU assets and lease liabilities, the Bank is required to estimate the incremental borrowing rate specific to each leased asset or portfolio of leased assets if the interest rate implicit in the lease is not readily determinable. The Bank determines the incremental borrowing rate of each leased asset or portfolio of leased assets by incorporating the Bank's creditworthiness, the security, term, and value of the ROU asset, and the economic environment in which the leased asset operates. The incremental borrowing rates are subject to change mainly due to changes in the macroeconomic environment.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 49

NOTE 4:  FAIR VALUE MEASUREMENTS

There have been no significant changes to the Bank's approach and methodologies used to determine fair value measurements during the three months ended January 31, 2020. Refer to Note 5 of the Bank's 2019 Annual Consolidated Financial Statements for a description of the valuation techniques and inputs used in the fair value measurement of the Bank's financial instruments.

Carrying Value and Fair Value of Financial Instruments not carried at Fair Value

The fair values in the following table exclude assets that are not financial instruments, such as land, buildings and equipment, as well as goodwill and other intangible assets, including customer relationships, which are of significant value to the Bank.

Financial Assets and Liabilities not carried at Fair Value1

(millions of Canadian dollars)	As at
	January 31, 2020		October 31, 2019
	Carrying value	Fair value	Carrying value	Fair value
FINANCIAL ASSETS
Debt securities at amortized cost, net of allowance for credit losses
Government and government-related securities	$81,265	$81,672	$78,275	$78,374
Other debt securities	53,589	53,910	52,222	52,370
Total debt securities at amortized cost, net of allowance for credit losses	134,854	135,582	130,497	130,744
Total loans, net of allowance for loan losses	693,166	698,403	684,608	688,154
Total financial assets not carried at fair value	$828,020	$833,985	$815,105	$818,898

FINANCIAL LIABILITIES
Deposits	$908,417	$914,044	$886,977	$892,597
Securitization liabilities at amortized cost	14,090	14,283	14,086	14,258
Subordinated notes and debentures	10,711	11,438	10,725	11,323
Total financial liabilities not carried at fair value	$933,218	$939,765	$911,788	$918,178

[1]	This table excludes financial assets and liabilities where the carrying amount is a reasonable approximation of fair value.

Fair Value Hierarchy and Valuation of Assets and Liabilities Classified as Level 3

IFRS requires disclosure of a three-level hierarchy for fair value measurements based upon the observability of inputs to the valuation of an asset or liability as of the measurement date. Refer to Note 5 of the Bank's 2019 Annual Consolidated Financial Statements for a description of the three levels.

There have been no significant changes to the valuation techniques, unobservable inputs, and sensitivities during the three months ended January 31, 2020. The significant valuation techniques and significant unobservable inputs used in the fair value measurements of Level 3 financial assets and financial liabilities are described and quantified within the "Valuation of Assets and Liabilities Classified as Level 3" section in Note 5 of the Bank's 2019 Annual Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 50

The following table presents the levels within the fair value hierarchy for each of the assets and liabilities measured at fair value on a recurring basis as at January 31, 2020 and October 31, 2019.

Fair Value Hierarchy for Assets and Liabilities Measured at Fair Value on a Recurring Basis

(millions of Canadian dollars)									As at
	January 31, 2020					October 31, 2019
	Level 1	Level 2	Level 3	Total	[1]	Level 1	Level 2	Level 3	Total	[1]

FINANCIAL ASSETS AND COMMODITIES

Trading loans, securities, and other[2]
Government and government-related securities
Canadian government debt
Federal	$868	$8,672	$–	$9,540		$395	$10,521	$–	$10,916
Provinces	–	8,312	8	8,320		–	8,510	8	8,518
U.S. federal, state, municipal governments, and agencies debt	–	25,232	–	25,232		–	19,133	–	19,133
Other OECD government guaranteed debt	–	6,033	–	6,033		–	4,132	–	4,132
Mortgage-backed securities	–	1,636	–	1,636		–	1,746	–	1,746
Other debt securities
Canadian issuers	–	5,422	–	5,422		–	5,129	3	5,132
Other issuers	–	14,001	9	14,010		–	13,547	1	13,548
Equity securities
Common shares	67,055	17	–	67,072		56,058	61	–	56,119
Preferred shares	69	–	–	69		57	–	–	57
Trading loans	–	12,541	–	12,541		–	12,482	–	12,482
Commodities	12,228	354	–	12,582		13,761	437	–	14,198
Retained interests	–	18	–	18		–	19	–	19

	80,220	82,238	17	162,475		70,271	75,717	12	146,000
Non-trading financial assets at fair value through profit or loss
Securities	234	4,236	500	4,970		229	3,985	493	4,707
Loans	–	2,197	5	2,202		–	1,791	5	1,796

	234	6,433	505	7,172		229	5,776	498	6,503
Derivatives
Interest rate contracts	16	14,630	–	14,646		22	14,794	–	14,816
Foreign exchange contracts	29	26,804	4	26,837		24	30,623	3	30,650
Credit contracts	–	15	–	15		–	16	–	16
Equity contracts	1	1,717	617	2,335		1	1,298	589	1,888
Commodity contracts	253	1,509	9	1,771		266	1,246	12	1,524

	299	44,675	630	45,604		313	47,977	604	48,894
Financial assets designated at fair value through profit or loss

Securities[2]	–	3,614	–	3,614		–	4,040	–	4,040

	–	3,614	–	3,614		–	4,040	–	4,040

Financial assets at fair value through other comprehensive income
Government and government-related securities
Canadian government debt
Federal	–	9,036	–	9,036		–	9,663	–	9,663
Provinces	–	13,381	–	13,381		–	12,927	–	12,927
U.S. federal, state, municipal governments, and agencies debt	–	40,307	–	40,307		–	40,737	–	40,737
Other OECD government guaranteed debt	–	12,433	–	12,433		–	14,407	–	14,407
Mortgage-backed securities	–	5,028	–	5,028		–	5,437	–	5,437
Other debt securities
Asset-backed securities	–	14,214	–	14,214		–	15,888	–	15,888
Non-agency collateralized mortgage obligation portfolio	–	218	–	218		–	247	–	247
Corporate and other debt	–	8,217	24	8,241		–	7,810	24	7,834
Equity securities
Common shares	1,095	1	1,518	2,614		89	2	1,507	1,598
Preferred shares	205	–	45	250		198	–	44	242

Loans	–	2,150	–	2,150		–	2,124	–	2,124

	1,300	104,985	1,587	107,872		287	109,242	1,575	111,104

Securities purchased under reverse repurchase agreements	–	6,582	–	6,582		–	4,843	–	4,843

FINANCIAL LIABILITIES

Trading deposits	–	23,135	4,209	27,344		–	22,793	4,092	26,885
Derivatives
Interest rate contracts	14	14,530	85	14,629		19	14,404	83	14,506
Foreign exchange contracts	25	24,907	4	24,936		21	29,374	4	29,399
Credit contracts	–	412	–	412		–	420	–	420
Equity contracts	–	2,328	1,641	3,969		–	2,877	1,514	4,391

Commodity contracts	359	1,202	28	1,589		266	1,040	29	1,335

	398	43,379	1,758	45,535		306	48,115	1,630	50,051

Securitization liabilities at fair value	–	13,082	–	13,082		–	13,058	–	13,058

Financial liabilities designated at fair value through profit or loss	–	112,035	5	112,040		–	105,110	21	105,131

Obligations related to securities sold short[2]	1,218	36,267	3	37,488		878	28,778	–	29,656
Obligations related to securities sold under repurchase agreements	–	3,043	–	3,043		–	2,973	–	2,973

[1]	Fair value is the same as carrying value.
[2]	Balances reflect the reduction of securities owned (long positions) by the amount of identical securities sold but not yet purchased (short positions).

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 51

The Bank's policy is to record transfers of assets and liabilities between the different levels of the fair value hierarchy using the fair values as at the end of each reporting period. Assets are transferred between Level 1 and Level 2 depending on if there is sufficient frequency and volume in an active market.

There were no significant transfers between Level 1 and Level 2 during the three months ended January 31, 2020 and January 31, 2019.

Movements of Level 3 instruments

Significant transfers into and out of Level 3 occur mainly due to the following reasons:

•	Transfers from Level 3 to Level 2 occur when techniques used for valuing the instrument incorporate significant observable market inputs or broker-dealer quotes which were previously not observable.
•

Transfers from Level 2 to Level 3 occur when an instrument's fair value, which was previously determined using valuation techniques with significant observable market inputs, is now determined using valuation techniques with significant unobservable inputs.

Due to the unobservable nature of the inputs used to value Level 3 financial instruments, there may be uncertainty about the valuation of these instruments. The fair value of Level 3 instruments may be drawn from a range of reasonably possible alternatives. In determining the appropriate levels for these unobservable inputs, parameters are chosen so that they are consistent with prevailing market evidence and management judgment.

The following tables reconcile changes in fair value of all assets and liabilities measured at fair value using significant Level 3 unobservable inputs for the three months ended January 31.

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)	Fair value as at November 1 2019	Total realized and unrealized gains (losses)		Movements		Transfers		Fair value as at January 31 2020	Change in unrealized gains (losses) on instruments still held[5]
		Included in income[1]	Included in OCI[2,3]	Purchases/ Issuances	Sales/ Settlements[4]	Into Level 3	Out of Level 3

FINANCIAL ASSETS

Trading loans, securities, and other
Government and government- related securities
Canadian government debt
Provinces	$8	$–	$–	$–	$–	$–	$–	$8	$–
Other debt securities
Canadian issuers	3	–	–	–	(1)	–	(2)	–	–
Other issuers	1	–	–	–	(1)	9	–	9	–

	12	–	–	–	(2)	9	(2)	17	–
Non-trading financial assets at fair value through profit or loss
Securities	493	8	–	25	(26)	–	–	500	3
Loans	5	–	–	–	–	–	–	5	–

	498	8	–	25	(26)	–	–	505	3

Financial assets at fair value through other comprehensive income
Government and government- related securities
Other OECD government guaranteed debt	–	–	–	–	–	–	–	–	–
Other debt securities
Asset-backed securities	–	–	–	–	–	–	–	–	–
Corporate and other debt	24	–	–	–	–	–	–	24	–
Equity securities
Common shares	1,507	–	–	9	2	–	–	1,518	1

Preferred shares	44	–	1	–	–	–	–	45	1
	$1,575	$–	$1	$9	$2	$–	$–	$1,587	$2

FINANCIAL LIABILITIES

Trading deposits[6]	$(4,092)	$(105)	$–	$(712)	$700	$–	$–	$(4,209)	$(45)
Derivatives[7]
Interest rate contracts	(83)	(10)	–	–	8	–	–	(85)	(5)
Foreign exchange contracts	(1)	(1)	–	–	1	1	–	–	–
Equity contracts	(925)	(133)	–	(31)	65	–	–	(1,024)	(134)

Commodity contracts	(17)	(3)	–	–	1	–	–	(19)	(6)

	(1,026)	(147)	–	(31)	75	1	–	(1,128)	(145)

Financial liabilities designated at fair value through profit or loss	(21)	7	–	(39)	48	–	–	(5)	7

Obligations related to securities sold short	–	–	–	–	–	(3)	–	(3)	–

[1]	Gains (losses) on financial assets and liabilities are recognized within Non-interest income on the Interim Consolidated Statement of Income.
[2]	Other comprehensive income.
[3]	Includes realized gains/losses transferred to retained earnings on disposal of equities designated at fair value through other comprehensive income (FVOCI).
[4]	Includes foreign exchange.
[5]	Changes in unrealized gains (losses) on financial assets at FVOCI are recognized in accumulated other comprehensive income (AOCI).
[6]	Issuances and repurchases of trading deposits are reported on a gross basis.
[7]

As at January 31, 2020, consists of derivative assets of $0.6 billion (November 1, 2019 – $0.6 billion) and derivative liabilities of $1.7 billion (November 1, 2019 – $1.6 billion), which have been netted in this table for presentation purposes only.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 52

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities1

(millions of Canadian dollars)	Fair value as at November 1 2018	Total realized and unrealized gains (losses)		Movements		Transfers		Fair value as at January 31 2019	Change in unrealized gains (losses) on instruments still held[5]
		Included in income[2]	Included in OCI[3]	Purchases/ Issuances	Sales/ Settlements[4]	Into Level 3	Out of Level 3

FINANCIAL ASSETS

Trading loans, securities, and other
Government and government- related securities
Canadian government debt
Provinces	$3	$–	$–	$–	$(3)	$–	$–	$–	$–
Other debt securities
Canadian issuers	1	–	–	–	–	–	–	1	–
Other issuers	16	1	–	–	(8)	1	(1)	9	1

	20	1	–	–	(11)	1	(1)	10	1
Non-trading financial assets at fair value through profit or loss
Securities	408	2	2	71	(9)	21	–	495	(1)

Loans	19	1	–	1	–	–	–	21	1

	427	3	2	72	(9)	21	–	516	–

Financial assets at fair value through other comprehensive income
Government and government- related securities
Other OECD government guaranteed debt	200	1	9	–	–	–	–	210	9
Other debt securities
Asset-backed securities	562	–	(3)	–	–	–	–	559	(3)
Corporate and other debt	24	–	(1)	–	–	–	–	23	(1)
Equity securities
Common shares	1,492	–	1	5	(3)	–	–	1,495	1

Preferred shares	135	–	(2)	–	(75)	–	(1)	57	(8)
	$2,413	$1	$4	$5	$(78)	$–	$(1)	$2,344	$(2)

FINANCIAL LIABILITIES

Trading deposits[6]	$(3,024)	$(99)	$–	$(295)	$(47)	$–	$–	$(3,465)	$(80)
Derivatives[7]
Interest rate contracts	(63)	(3)	–	–	2	–	–	(64)	(4)
Foreign exchange contracts	1	(1)	–	–	2	–	–	2	–
Equity contracts	(624)	(105)	–	(38)	68	–	–	(699)	(103)

Commodity contracts	27	(38)	–	–	3	–	–	(8)	(26)

	(659)	(147)	–	(38)	75	–	–	(769)	(133)

Financial liabilities designated at fair value through profit or loss	(14)	23	–	(17)	5	–	–	(3)	17

Obligations related to securities sold short	–	–	–	–	–	–	–	–	–

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
[2]	Gains (losses) on financial assets and liabilities are recognized within Non-interest income on the Interim Consolidated Statement of Income.
[3]	Includes realized gains/losses transferred to retained earnings on disposal of equities designated at FVOCI.
[4]	Includes foreign exchange.
[5]	Changes in unrealized gains (losses) on financial assets at FVOCI are recognized in AOCI.
[6]	Issuances and repurchases of trading deposits are reported on a gross basis.
[7]

As at January 31, 2019, consists of derivative assets of $0.5 billion (November 1, 2018 – $0.5 billion) and derivative liabilities of $1.3 billion (November 1, 2018 – $1.2 billion), which have been netted in this table for presentation purposes only.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 53

NOTE 5:  SECURITIES

Unrealized Securities Gains (Losses)

The following table summarizes the unrealized gains and losses as at January 31, 2020 and October 31, 2019.

Unrealized Gains (Losses) for Securities at Fair Value Through Other Comprehensive Income

(millions of Canadian dollars)							As at
			January 31, 2020				October 31, 2019
	Cost/ amortized cost[1]	Gross unrealized gains	Gross unrealized (losses)	Fair value	Cost/ amortized cost[1]	Gross unrealized gains	Gross unrealized (losses)	Fair value

Securities at Fair Value Through Other Comprehensive Income
Government and government-related securities
Canadian government debt
Federal	$8,963	$74	$(1)	$9,036	$9,603	$62	$(2)	$9,663
Provinces	13,325	91	(35)	13,381	12,890	77	(40)	12,927
U.S. federal, state, municipal governments, and agencies debt	40,232	115	(40)	40,307	40,703	86	(52)	40,737
Other OECD government guaranteed debt	12,412	26	(5)	12,433	14,394	21	(8)	14,407

Mortgage-backed securities	5,007	22	(1)	5,028	5,407	31	(1)	5,437

	79,939	328	(82)	80,185	82,997	277	(103)	83,171
Other debt securities
Asset-backed securities	14,232	35	(53)	14,214	15,890	29	(31)	15,888
Non-agency collateralized mortgage obligation portfolio	218	–	–	218	247	–	–	247

Corporate and other debt	8,227	33	(19)	8,241	7,832	27	(25)	7,834

	22,677	68	(72)	22,673	23,969	56	(56)	23,969

Total debt securities	102,616	396	(154)	102,858	106,966	333	(159)	107,140
Equity securities
Common shares	2,576	72	(34)	2,614	1,594	31	(27)	1,598

Preferred shares	302	4	(56)	250	302	4	(64)	242

	2,878	76	(90)	2,864	1,896	35	(91)	1,840
Total securities at fair value through other comprehensive income	$105,494	$472	$(244)	$105,722	$108,862	$368	$(250)	$108,980

[1]	Includes the foreign exchange translation of amortized cost balances at the period-end spot rate.

Equity Securities Designated at Fair Value Through Other Comprehensive Income

The Bank designated certain equity securities shown in the following table as equity securities at FVOCI. The designation was made because the investments are held for purposes other than trading.

Equity Securities Designated at Fair Value Through Other Comprehensive Income

(millions of Canadian dollars)		As at	For the three months ended
	January 31, 2020	October 31, 2019	January 31, 2020	January 31, 2019
		Fair value	Dividend income recognized
Common shares	$2,614	$1,598	$27	$20
Preferred shares	250	242	3	4
Total	$2,864	$1,840	$30	$24

The Bank disposed of equity securities in line with the Bank's investment strategy with a fair value of $5 million during the three months ended January 31, 2020 (three months ended January 31, 2019 – $179 million). The Bank realized a cumulative gain (loss) of nil during the three months ended January 31, 2020 (three months ended January 31, 2019 – $24 million) on disposal of these equity securities and recognized dividend income of nil during the three months ended January 31, 2020 and January 31, 2019.

Securities Net Realized Gains (Losses)

(millions of Canadian dollars)	For the three months ended
	January 31 2020	January 31 2019
Debt securities at amortized cost	$–	$44
Debt securities at fair value through other comprehensive income	10	(55)
Total	$10	$(11)

Credit Quality of Debt Securities

The Bank evaluates non-retail credit risk on an individual borrower basis, using both a borrower risk rating and facility risk rating, as detailed in the shaded area of the "Managing Risk" section of the 2019 MD&A. This system is used to assess all non-retail exposures, including debt securities.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 54

The following table provides the gross carrying amounts of debt securities measured at amortized cost and debt securities at FVOCI by internal risk ratings for credit risk management purposes, presenting separately those debt securities that are subject to Stage 1, Stage 2, and Stage 3 allowances.

Debt Securities by Risk Ratings

(millions of Canadian dollars)										As at
	January 31, 2020					October 31, 2019
	Stage 1	Stage 2		Stage 3	Total	Stage 1	Stage 2		Stage 3	Total
Debt securities
Investment grade	$235,661	$–	$	n/a	$235,661	$235,475	$–	$	n/a	$235,475
Non-Investment grade	1,936	116		n/a	2,052	2,109	54		n/a	2,163
Watch and classified	n/a	–		n/a	–	n/a	–		n/a	–
Default	n/a	n/a		–	–	n/a	n/a		–	–
Total debt securities	237,597	116		–	237,713	237,584	54		–	237,638
Allowance for credit losses on debt securities at amortized cost	1	–		–	1	1	–		–	1
Debt securities, net of allowance	$237,596	$116		$–	$237,712	$237,583	$54		$–	$237,637

As at both January 31, 2020 and October 31, 2019, the allowance for credit losses on debt securities was $4 million, comprised of $1 million for debt securities at amortized cost (DSAC) and $3 million for debt securities at FVOCI. For the three months ended January 31, 2020 and January 31, 2019, the Bank reported a provision of credit losses of nil on DSAC and debt securities at FVOCI.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 55

NOTE 6:  LOANS, IMPAIRED LOANS, AND ALLOWANCE FOR CREDIT LOSSES

The following table provides the gross carrying amounts of loans and credit risk exposures on loan commitments and financial guarantee contracts by internal risk ratings for credit risk management purposes, presenting separately those that are subject to Stage 1, Stage 2, and Stage 3 allowances.

Loans by Risk Ratings

(millions of Canadian dollars)										As at
	January 31, 2020					October 31, 2019
	Stage 1	Stage 2		Stage 3	Total	Stage 1	Stage 2		Stage 3	Total
Residential mortgages[1,2,3]
Low Risk	$184,100	$56	$	n/a	$184,156	$181,748	$77	$	n/a	$181,825
Normal Risk	44,383	292		n/a	44,675	43,988	248		n/a	44,236
Medium Risk	5,847	461		n/a	6,308	5,817	433		n/a	6,250
High Risk	1,031	1,494		279	2,804	964	1,454		366	2,784
Default	n/a	n/a		617	617	n/a	n/a		545	545

Total	235,361	2,303		896	238,560	232,517	2,212		911	235,640

Allowance for loan losses	30	28		56	114	28	26		56	110

Loans, net of allowance	235,331	2,275		840	238,446	232,489	2,186		855	235,530
Consumer instalment and other personal[4]
Low Risk	92,920	965		n/a	93,885	92,601	953		n/a	93,554
Normal Risk	46,441	927		n/a	47,368	46,878	973		n/a	47,851
Medium Risk	27,461	904		n/a	28,365	27,576	879		n/a	28,455
High Risk	7,212	2,610		571	10,393	6,971	2,435		618	10,024

Default	n/a	n/a		492	492	n/a	n/a		450	450

Total	174,034	5,406		1,063	180,503	174,026	5,240		1,068	180,334

Allowance for loan losses	698	407		185	1,290	690	384		175	1,249

Loans, net of allowance	173,336	4,999		878	179,213	173,336	4,856		893	179,085
Credit card
Low Risk	7,549	37		n/a	7,586	7,188	48		n/a	7,236
Normal Risk	10,984	85		n/a	11,069	10,807	82		n/a	10,889
Medium Risk	11,220	280		n/a	11,500	11,218	275		n/a	11,493
High Risk	4,785	1,713		383	6,881	4,798	1,670		355	6,823

Default	n/a	n/a		133	133	n/a	n/a		123	123

Total	34,538	2,115		516	37,169	34,011	2,075		478	36,564

Allowance for loan losses	743	565		367	1,675	732	521		322	1,575

Loans, net of allowance	33,795	1,550		149	35,494	33,279	1,554		156	34,989
Business and government[1,2,3,5]
Investment grade or Low/Normal Risk	122,964	187		n/a	123,151	120,940	153		n/a	121,093
Non-Investment grade or Medium Risk	122,818	5,177		n/a	127,995	119,256	5,298		n/a	124,554
Watch and classified or High Risk	1,001	4,753		110	5,864	951	4,649		158	5,758

Default	n/a	n/a		912	912	n/a	n/a		730	730

Total	246,783	10,117		1,022	257,922	241,147	10,100		888	252,135

Allowance for loan losses	678	653		273	1,604	672	648		193	1,513

Loans, net of allowance	246,105	9,464		749	256,318	240,475	9,452		695	250,622

Total loans[5,6]	690,716	19,941		3,497	714,154	681,701	19,627		3,345	704,673

Total allowance for loan losses[6]	2,149	1,653		881	4,683	2,122	1,579		746	4,447

Total loans, net of allowance[5,6]	$688,567	$18,288		$2,616	$709,471	$679,579	$18,048		$2,599	$700,226
[1]

As at January 31, 2020, impaired loans with a balance of $140 million (October 31, 2019 – $127 million) did not have a related allowance for loan losses. An allowance was not required for these loans as the balance relates to loans where the realizable value of the collateral exceeded the loan amount.

[2]

As at January 31, 2020, excludes trading loans and non-trading loans at fair value through profit or loss (FVTPL) with a fair value of $13 billion (October 31, 2019 – $12 billion) and $2 billion (October 31, 2019 – $2 billion), respectively.

[3]	As at January 31, 2020, includes insured mortgages of $87 billion (October 31, 2019 – $88 billion).
[4]	As at January 31, 2020, includes Canadian government-insured real estate personal loans of $13 billion (October 31, 2019 – $13 billion).
[5]

As at January 31, 2020, includes loans that are measured at FVOCI of $2 billion (October 31, 2019 – $2 billion) and customers' liability under acceptances of $14 billion (October 31, 2019 – $13 billion).

[6]

As at January 31, 2020, Stage 3 includes acquired credit-impaired (ACI) loans of $290 million (October 31, 2019 – $313 million) and a related allowance for loan losses of $10 million (October 31, 2019 – $12 million), which have been included in the "Default" risk rating category as they were impaired at acquisition.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 56

Loans by Risk Ratings – Off-Balance Sheet Credit Instruments[1]
(millions of Canadian dollars)										As at
				January 31, 2020					October 31, 2019
	Stage 1	Stage 2		Stage 3	Total	Stage 1	Stage 2		Stage 3	Total
Retail Exposures[2]
Low Risk	$232,110	$734	$	n/a	$232,844	$227,757	$732	$	n/a	$228,489
Normal Risk	69,002	581		n/a	69,583	67,245	570		n/a	67,815
Medium Risk	13,713	301		n/a	14,014	13,204	277		n/a	13,481
High Risk	1,855	879		–	2,734	1,869	854		–	2,723
Default	n/a	n/a		–	–	n/a	n/a		–	–
Non-Retail Exposures[3]
Investment grade	182,138	–		n/a	182,138	179,650	–		n/a	179,650
Non-Investment grade	66,868	3,916		n/a	70,784	64,553	3,397		n/a	67,950
Watch and classified	14	2,266		–	2,280	2	2,126		–	2,128

Default	n/a	n/a		297	297	n/a	n/a		108	108
Total off-balance sheet credit instruments	565,700	8,677		297	574,674	554,280	7,956		108	562,344
Allowance for off-balance sheet credit instruments	317	278		18	613	293	277		15	585
Total off-balance sheet credit instruments, net of allowance	$565,383	$8,399		$279	$574,061	$553,987	$7,679		$93	$561,759
[1]	Exclude mortgage commitments.
[2]

As at January 31, 2020, includes $318 billion (October 31, 2019 – $311 billion) of personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank's discretion at any time.

[3]	As at January 31, 2020, includes $42 billion (October 31, 2019 – $41 billion) of the undrawn component of uncommitted credit and liquidity facilities.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 57

The changes to the Bank's allowance for loan losses, as at and for the three months ended January 31, 2020 and January 31, 2019, are shown in the following tables.

Allowance for Loan Losses1

(millions of Canadian dollars)	For the three months ended
	January 31, 2020				January 31, 2019
	Stage 1	Stage 2	Stage 3 [2]	Total	Stage 1	Stage 2	Stage 3 [2]	Total
Residential Mortgages
Balance at beginning of period	$28	$26	$56	$110	$24	$34	$52	$110
Provision for credit losses
Transfer to Stage 1[3]	6	(6)	–	–	13	(12)	(1)	–
Transfer to Stage 2	(1)	4	(3)	–	(1)	3	(2)	–
Transfer to Stage 3	–	(3)	3	–	(1)	(2)	3	–
Net remeasurement due to transfers[4]	(3)	2	–	(1)	(4)	1	–	(3)
New originations or purchases[5]	5	n/a	–	5	3	n/a	–	3
Net repayments[6]	–	–	–	–	–	(1)	–	(1)
Derecognition of financial assets (excluding disposals and write-offs)[7]	(1)	(1)	(5)	(7)	(1)	(1)	(4)	(6)
Changes to risk, parameters, and models[8]	(4)	6	11	13	(8)	8	11	11
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(7)	(7)	–	–	(7)	(7)
Recoveries	–	–	1	1	–	–	–	–
Foreign exchange and other adjustments	–	–	–	–	–	–	–	–
Balance at end of period	$30	$28	$56	$114	$25	$30	$52	$107
Consumer Instalment and Other Personal
Balance, including off-balance sheet instruments, at beginning of period	$717	$417	$175	$1,309	$599	$392	$180	$1,171
Provision for credit losses
Transfer to Stage 1[3]	84	(78)	(6)	–	83	(78)	(5)	–
Transfer to Stage 2	(36)	48	(12)	–	(29)	39	(10)	–
Transfer to Stage 3	(3)	(36)	39	–	(5)	(52)	57	–
Net remeasurement due to transfers[4]	(35)	43	3	11	(34)	40	3	9
New originations or purchases[5]	78	n/a	–	78	66	n/a	–	66
Net repayments[6]	(24)	(8)	(3)	(35)	(21)	(7)	(3)	(31)
Derecognition of financial assets (excluding disposals and write-offs)[7]	(21)	(11)	(5)	(37)	(20)	(26)	(15)	(61)
Changes to risk, parameters, and models[8]	(33)	64	256	287	(41)	106	222	287
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(342)	(342)	–	–	(306)	(306)
Recoveries	–	–	79	79	–	–	60	60
Foreign exchange and other adjustments	1	1	1	3	–	(1)	–	(1)
Balance, including off-balance sheet instruments, at end of period	728	440	185	1,353	598	413	183	1,194
Less: Allowance for off-balance sheet instruments[9]	30	33	–	63	25	43	–	68
Balance at end of period	$698	$407	$185	$1,290	$573	$370	$183	$1,126
Credit Card[10]
Balance, including off-balance sheet instruments, at beginning of period	$934	$673	$322	$1,929	$819	$580	$341	$1,740
Provision for credit losses
Transfer to Stage 1[3]	161	(155)	(6)	–	199	(141)	(58)	–
Transfer to Stage 2	(55)	68	(13)	–	(56)	71	(15)	–
Transfer to Stage 3	(8)	(133)	141	–	(8)	(167)	175	–
Net remeasurement due to transfers[4]	(62)	84	12	34	(56)	79	14	37
New originations or purchases[5]	35	n/a	–	35	30	n/a	–	30
Net repayments[6]	70	7	12	89	39	2	(35)	6
Derecognition of financial assets (excluding disposals and write-offs)[7]	(25)	(29)	(103)	(157)	(20)	(21)	(64)	(105)
Changes to risk, parameters, and models[8]	(101)	210	369	478	(80)	233	377	530
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(452)	(452)	–	–	(418)	(418)
Recoveries	–	–	84	84	–	–	71	71
Foreign exchange and other adjustments	3	3	1	7	(2)	(1)	1	(2)
Balance, including off-balance sheet instruments, at end of period	952	728	367	2,047	865	635	389	1,889
Less: Allowance for off-balance sheet instruments[9]	209	163	–	372	469	323	–	792
Balance at end of period	$743	$565	$367	$1,675	$396	$312	$389	$1,097
[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
[2]	Includes allowance for loan losses related to ACI loans.
[3]	Transfers represent stage transfer movements prior to expected credit loss (ECL) remeasurement.
[4]	Represents the remeasurement between twelve-month and lifetime ECLs due to stage transfers, excluding the change to risk, parameters, and models.
[5]	Represents the increase in the allowance resulting from loans that were newly originated, purchased, or renewed.
[6]	Represents the changes in the allowance related to cash flow changes associated with new draws or repayments on loans outstanding.
[7]	Represents the decrease in the allowance resulting from loans that were fully repaid and excludes the decrease associated with loans that were disposed or fully written off.
[8]	Represents the change in the allowance related to changes in risk including changes to macroeconomic factors, level of risk, associated parameters, and models.
[9]	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Consolidated Balance Sheet.
[10]

Credit cards are considered impaired and migrate to Stage 3 when they are 90 days past due and written off at 180 days past due. Refer to Note 2 of the Bank's 2019 Annual Consolidated Financial Statements for further details.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 58

Allowance for Loan Losses (continued)[1,2]
(millions of Canadian dollars)	For the three months ended
	January 31, 2020				January 31, 2019
	Stage 1	Stage 2	Stage 3 [3]	Total	Stage 1	Stage 2	Stage 3 [3]	Total
Business and Government
Balance, including off-balance sheet instruments, at beginning of period	$736	$740	$208	$1,684	$736	$690	$131	$1,557
Provision for credit losses
Transfer to Stage 1[4]	42	(41)	(1)	–	44	(42)	(2)	–
Transfer to Stage 2	(24)	29	(5)	–	(30)	32	(2)	–
Transfer to Stage 3	(9)	(60)	69	–	(1)	(25)	26	–
Net remeasurement due to transfers[4]	(18)	34	(3)	13	(13)	20	1	8
New originations or purchases[4]	110	n/a	–	110	109	n/a	–	109
Net repayments[4]	(8)	(8)	(8)	(24)	7	(12)	(4)	(9)
Derecognition of financial assets (excluding disposals and write-offs)[4]	(81)	(109)	(40)	(230)	(94)	(110)	(12)	(216)
Changes to risk, parameters, and models[4]	6	147	104	257	(33)	153	66	186
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(47)	(47)	–	–	(35)	(35)
Recoveries	–	–	18	18	–	–	11	11
Foreign exchange and other adjustments	2	3	(4)	1	–	(1)	(2)	(3)
Balance, including off-balance sheet instruments, at end of period	756	735	291	1,782	725	705	178	1,608
Less: Allowance for off-balance sheet instruments[4]	78	82	18	178	79	124	6	209
Balance at end of period	678	653	273	1,604	646	$581	$172	1,399
Total Allowance for Loan Losses at end of period	$2,149	$1,653	$881	$4,683	$1,640	$1,293	$796	$3,729
[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
[2]	Includes the allowance for loan losses related to customers' liability under acceptances.
[3]	Includes allowance for loan losses related to ACI loans.
[4]	For explanations regarding this line item, refer to the "Allowance for Loan Losses" table on the previous page in this Note.

The allowance for credit losses on all remaining financial assets is not significant.

FORECLOSED ASSETS

Foreclosed assets are repossessed non-financial assets where the Bank gains title, ownership, or possession of individual properties, such as real estate properties, which are managed for sale in an orderly manner with the proceeds used to reduce or repay any outstanding debt. The Bank does not generally occupy foreclosed properties for its business use. The Bank predominantly relies on third-party appraisals to determine the carrying value of foreclosed assets. Foreclosed assets held-for-sale were $114 million as at January 31, 2020 (October 31, 2019 – $121 million), and were recorded in Other assets on the Interim Consolidated Balance Sheet.

LOANS PAST DUE BUT NOT IMPAIRED

A loan is classified as past due when a borrower has failed to make a payment by the contractual due date. The following table summarizes loans that are contractually past due but not impaired as at January 31, 2020 and October 31, 2019.

Loans Past Due but not Impaired[1,2]
(millions of Canadian dollars)								As at
	January 31, 2020				October 31, 2019
	1-30 days	31-60 days	61-89 days	Total	1-30 days	31-60 days	61-89 days	Total
Residential mortgages	$1,485	$379	$162	$2,026	$1,709	$404	$111	$2,224
Consumer instalment and other personal	6,295	854	296	7,445	6,038	845	266	7,149
Credit card	1,335	343	229	1,907	1,401	351	229	1,981

Business and government	1,266	626	123	2,015	1,096	858	60	2,014
Total	$10,381	$2,202	$810	$13,393	$10,244	$2,458	$666	$13,368
[1]	Includes loans that are measured at FVOCI.
[2]	Balances exclude ACI loans.

NOTE 7:  INVESTMENT IN ASSOCIATES AND JOINT VENTURES

INVESTMENT IN TD AMERITRADE HOLDING CORPORATION

The Bank has significant influence over TD Ameritrade Holding Corporation (TD Ameritrade) and accounts for its investment in TD Ameritrade using the equity method. The Bank's equity share in TD Ameritrade's earnings, excluding dividends, is reported on a one-month lag basis. The Bank takes into account changes in the subsequent period that would significantly affect the results.

As at January 31, 2020, the Bank's reported investment in TD Ameritrade was 43.27% (October 31, 2019 – 43.19%) of the outstanding shares of TD Ameritrade with a fair value of $15 billion (US$11 billion) (October 31, 2019 – $12 billion (US$9 billion)) based on the closing price of US$47.48 (October 31, 2019 – US$38.38) on the New York Stock Exchange.

During the three months ended January 31, 2020, TD Ameritrade repurchased 1.8 million shares (for the year ended October 31, 2019 – 21.5 million shares). Pursuant to the Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, if stock repurchases by TD Ameritrade cause the Bank's ownership percentage to exceed 45%, the Bank is required to use reasonable efforts to sell or dispose of such excess stock, subject to the Bank's commercial judgment as to the optimal timing, amount, and method of sales with a view to maximizing proceeds from such sales. However, in the event that stock repurchases by TD Ameritrade cause the Bank's ownership percentage to exceed 45%, the Bank has no absolute obligation to reduce its ownership percentage to 45%. In addition, stock repurchases by TD Ameritrade cannot result in the Bank's ownership percentage exceeding 47%.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 59

Pursuant to the Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, the Bank has the right to designate five of twelve members of TD Ameritrade's Board of Directors. The Bank's designated directors currently include the Bank's Group President and Chief Executive Officer and four independent directors of TD or TD's U.S. subsidiaries.

TD Ameritrade has no significant contingent liabilities to which the Bank is exposed. During the three months ended January 31, 2020 and January 31, 2019, TD Ameritrade did not experience any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

The condensed financial statements of TD Ameritrade, based on its consolidated financial statements, are included in the following tables.

Condensed Consolidated Balance Sheets[1]
(millions of Canadian dollars)		As at
	December 31 2019	September 30 2019
Assets
Receivables from brokers, dealers, and clearing organizations	$2,287	$3,212
Receivables from clients, net	28,039	27,156
Other assets, net	27,217	27,303
Total assets	$57,543	$57,671
Liabilities
Payable to brokers, dealers, and clearing organizations	$3,285	$4,357
Payable to clients	36,196	35,650
Other liabilities	6,486	6,205

Total liabilities	45,967	46,212

Stockholders' equity[2]	11,576	11,459
Total liabilities and stockholders' equity	$57,543	$57,671

[1]	Customers' securities are reported on a settlement date basis whereas the Bank reports customers' securities on a trade date basis.
[2]

The difference between the carrying value of the Bank's investment in TD Ameritrade and the Bank's share of TD Ameritrade's stockholders' equity is comprised of goodwill, other intangibles, and the cumulative translation adjustment.

Condensed Consolidated Statements of Income
(millions of Canadian dollars, except as noted)	For the three months ended
	December 31 2019	December 31 2018
Revenues
Net interest revenue	$474	$497

Fee-based and other revenue	1,230	1,506

Total revenues	1,704	2,003
Operating expenses
Employee compensation and benefits	437	419

Other	579	532

Total operating expenses	1,016	951

Other expense (income)	40	24
Pre-tax income	648	1,028

Provision for income taxes	148	230
Net income[1]	$500	$798
Earnings per share – basic (Canadian dollars)	$0.92	$1.42
Earnings per share – diluted (Canadian dollars)	0.92	1.41

[1]

The Bank's equity share of net income of TD Ameritrade is based on the published consolidated financial statements of TD Ameritrade after converting into Canadian dollars and is subject to adjustments relating to the amortization of certain intangibles.

NOTE 8: SIGNIFICANT OR PENDING ACQUISITIONS

TD Ameritrade Holding Corporation and The Charles Schwab Corporation

On November 25, 2019, the Bank announced its support for the acquisition of TD Ameritrade, of which the Bank is a major shareholder, by The Charles Schwab Corporation, through a definitive agreement announced by those companies. The transaction is expected to close in the second half of calendar 2020, subject to all applicable closing conditions having been satisfied. Refer to Note 35 of the Bank's 2019 Annual Consolidated Financial Statements for a discussion of the announced transaction.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 60

NOTE 9: GOODWILL

Goodwill by Segment

(millions of Canadian dollars)	Canadian Retail	U.S. Retail[1]	Wholesale Banking	Total
Carrying amount of goodwill as at November 1, 2018	$2,403	$13,973	$160	$16,536
Additions	432	–	–	432
Foreign currency translation adjustments and other	1	7	–	8

Carrying amount of goodwill as at October 31, 2019[2]	$2,836	$13,980	$160	$16,976
Additions	–	–	–	–
Foreign currency translation adjustments and other	4	67	–	71
Carrying amount of goodwill as at January 31, 2020[2]	$2,840	$14,047	$160	$17,047

[1]	Goodwill predominantly relates to U.S. personal and commercial banking.
[2]	Accumulated impairment as at January 31, 2020 was nil and October 31, 2019 was nil.

NOTE 10: OTHER ASSETS

Other Assets

(millions of Canadian dollars)		As at

	January 31 2020	October 31 2019
Accounts receivable and other items	$8,929	$9,069
Accrued interest	2,416	2,479
Current income tax receivable	2,572	2,468
Defined benefit asset	13	13
Insurance-related assets, excluding investments	1,779	1,761

Prepaid expenses	1,193	1,297
Total	$16,902	$17,087

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 61

NOTE 11: DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal. These deposits are in general chequing accounts.

Notice deposits are those for which the Bank can legally require notice prior to withdrawal. These deposits are in general savings accounts.

Term deposits are those payable on a fixed date of maturity purchased by customers to earn interest over a fixed period. The terms are from one day to ten years. The deposits are generally term deposits, guaranteed investment certificates, senior debt, and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at January 31, 2020, was $320 billion (October 31, 2019 – $309 billion).

Certain deposit liabilities are classified as Trading deposits on the Interim Consolidated Balance Sheet and accounted for at fair value with the change in fair value recognized on the Interim Consolidated Statement of Income.

Certain deposits have been designated at FVTPL on the Interim Consolidated Balance Sheet to reduce an accounting mismatch from related economic hedges. These deposits are accounted for at fair value with the change in fair value recognized on the Interim Consolidated Statement of Income, except for the amount of change in fair value attributable to changes in the Bank's own credit risk, which is recognized on the Interim Consolidated Statement of Comprehensive Income.

Deposits
(millions of Canadian dollars)								As at
	By Type			By Country			January 31 2020	October 31 2019
	Demand	Notice	Term[1]	Canada	United States	International	Total	Total
Personal	$15,046	$444,345	$59,264	$240,357	$278,274	$24	$518,655	$503,430
Banks[2]	8,432	385	8,406	13,813	198	3,212	17,223	16,751
Business and government[3]	81,885	143,216	147,438	271,608	97,469	3,462	372,539	366,796
Trading[2]	–	–	27,344	15,369	3,037	8,938	27,344	26,885
Designated at fair value through profit or loss[2,4]	–	–	112,022	39,306	57,495	15,221	112,022	105,100
Total	$105,363	$587,946	$354,474	$580,453	$436,473	$30,857	$1,047,783	$1,018,962
Non-interest-bearing deposits included above
In domestic offices							$45,017	$43,887
In foreign offices							53,276	53,381
Interest-bearing deposits included above
In domestic offices							535,436	530,608
In foreign offices							414,044	391,076
U.S. federal funds deposited[2]							10	10
Total[3,5]							$1,047,783	$1,018,962
[1]

Includes $17,992 million (October 31, 2019 – $16,589 million) of senior debt which is subject to the bank recapitalization "bail-in" regime. This regime provides certain statutory powers to the Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares in the event that the Bank becomes non-viable.

[2]	Includes deposits and advances with the Federal Home Loan Bank.
[3]	As at January 31, 2020, includes $39 billion relating to covered bondholders (October 31, 2019 – $40 billion) and $1 billion (October 31, 2019 – $1 billion) due to TD Capital Trust lV.
[4]

Financial liabilities designated at FVTPL on the Interim Consolidated Balance Sheet consist of deposits designated at FVTPL and $18 million (October 31, 2019 – $31 million) of loan commitments and financial guarantees designated at FVTPL.

[5]

As at January 31, 2020, includes deposits of $599 billion (October 31, 2019 – $580 billion) denominated in U.S. dollars and $56 billion (October 31, 2019 – $52 billion) denominated in other foreign currencies.

NOTE 12: OTHER LIABILITIES

Other Liabilities[1]
(millions of Canadian dollars)	As at
	January 31 2020	October 31 2019
Accounts payable, accrued expenses, and other items	$3,901	$5,163
Accrued interest	1,251	1,393
Accrued salaries and employee benefits	2,092	3,245
Cheques and other items in transit	1,351	1,042
Current income tax payable	15	169
Deferred tax liabilities	193	193
Defined benefit liability	3,036	2,781
Lease liabilities	5,646	66
Liabilities related to structured entities	5,876	5,857

Provisions	969	1,095
Total	$24,330	$21,004
[1]	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 62

NOTE 13: EQUITY

The following table summarizes the shares issued and outstanding, and treasury shares held as at January 31, 2020 and October 31, 2019.

Common and Preferred Shares Issued and Outstanding and Treasury Shares Held
(millions of shares and millions of Canadian dollars)	January 31, 2020		October 31, 2019
	Number of shares	Amount	Number of shares	Amount
Common Shares
Balance as at beginning of year	1,812.5	$21,713	1,830.4	$21,221
Proceeds from shares issued on exercise of stock options	0.8	41	2.3	124
Shares issued as a result of dividend reinvestment plan	0.9	69	4.8	357
Shares issued in connection with acquisitions[1]	–	–	5.0	366

Purchase of shares for cancellation and other	(4.2)	(50)	(30.0)	(355)
Balance as at end of period – common shares	1,810.0	$21,773	1,812.5	$21,713
Preferred Shares – Class A2
Balance as at beginning of year	232.0	$5,800	200.0	$5,000

Shares issued	–	–	32.0	800
Balance as at end of period – preferred shares	232.0	$5,800	232.0	$5,800
Treasury shares – common[3]
Balance as at beginning of year	0.6	$(41)	2.1	$(144)
Purchase of shares	30.5	(2,276)	132.3	(9,782)

Sale of shares	(29.3)	2,186	(133.8)	9,885
Balance as at end of period – treasury shares – common	1.8	$(131)	0.6	$(41)
Treasury shares – preferred[3]
Balance as at beginning of year	0.3	$(6)	0.3	$(7)
Purchase of shares	1.8	(38)	7.0	(151)

Sale of shares	(1.8)	37	(7.0)	152
Balance as at end of period – treasury shares – preferred	0.3	$(7)	0.3	$(6)

[1]

During the three months ended January 31, 2019, the Bank issued 4.7 million shares for $342 million that form part of the consideration paid for Greystone Capital Management Inc., the parent company of Greystone Managed Investments Inc. (Greystone), as well as 0.3 million shares issued for $24 million as share-based compensation to replace share-based payment awards of Greystone. Refer to Note 13 of the Bank's 2019 Annual Consolidated Financial Statements for a discussion on the acquisition of Greystone.

[2]

On January 16, 2020, the Bank announced that none of its 20 million Non-Cumulative 5-Year Rate Reset Preferred Shares non-viability contingent capital (NVCC), Series 5 (the "Series 5 Shares") would be converted on January 31, 2020, into Non-Cumulative Floating Rate Preferred Shares NVCC, Series 6. As previously announced on January 2, 2020, the dividend rate for the Series 5 Shares for the 5-year period from and including January 31, 2020, to but excluding January 31, 2025, will be 3.876%.

[3]	When the Bank purchases its own shares as part of its trading business, they are classified as treasury shares and the cost of these shares is recorded as a reduction in equity.

Normal Course Issuer Bid

On December 19, 2019, the Bank announced that the Toronto Stock Exchange (TSX) and OSFI have approved the Bank's previously announced normal course issuer bid (NCIB) to repurchase for cancellation up to 30 million of its common shares. The new NCIB commenced on December 24, 2019. During the three months ended January 31, 2020, the Bank repurchased 4.2 million common shares under the current NCIB, at an average price of $73.51 per share for a total amount of $306 million.

The Bank's prior NCIB to repurchase up to 20 million of its common shares commenced on June 18, 2019 and was terminated on December 23, 2019. The Bank has repurchased all 20 million of its common shares under the prior NCIB, at an average price of $75.35 per share for a total amount of $1.5 billion.

NOTE 14: SHARE-BASED COMPENSATION

For the three months ended January 31, 2020, the Bank recognized compensation expense for stock option awards of $3.9 million (three months ended January 31, 2019 – $3.3 million). For the three months ended January 31, 2020, 2.1 million (three months ended January 31, 2019 – 2.2 million) options were granted by the Bank at a weighted-average fair value of $5.55 per option (January 31, 2019 – $5.64 per option).

The following table summarizes the assumptions used for estimating the fair value of options for the three months ended January 31.

Assumptions Used for Estimating the Fair Value of Options

(in Canadian dollars, except as noted)	For the three months ended
	January 31 2020	January 31 2019
Risk-free interest rate	1.59%	2.03%
Expected option life	6.3 years	6.3 years
Expected volatility[1]	12.90%	12.64%
Expected dividend yield	3.50%	3.48%

Exercise price/share price	$72.84	$69.39

[1]	Expected volatility is calculated based on the average daily volatility measured over a historical period corresponding to the expected option life.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 63

NOTE 15:  EMPLOYEE BENEFITS

The following table summarizes expenses for the Bank's principal pension and non-pension post-retirement defined benefit plans and the Bank's significant other defined benefit pension and retirement plans, for the three months ended January 31.

Defined Benefit Plan Expenses
(millions of Canadian dollars)	Principal pension plans		Principal non-pension post-retirement benefit plan		Other pension and retirement plans[1]
	For the three months ended
	Jan. 31 2020	Jan. 31 2019	Jan. 31 2020	Jan. 31 2019	Jan. 31 2020	Jan. 31 2019
Net employee benefit expenses
Service cost – benefits earned	$117	$81	$4	$4	$2	$2
Net interest cost on net defined benefit liability	4	(3)	5	5	7	8
Defined benefit administrative expenses	2	3	–	–	1	2
Total	$123	$81	$9	$9	$10	$12

[1]

Includes Canada Trust defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance retirement plans, and supplemental employee retirement plans. Other employee benefit plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes. The TD Banknorth defined benefit pension plan was frozen as of December 31, 2008, and no service credits can be earned after that date. Certain TD Auto Finance defined benefit pension plans were frozen as of April 1, 2012, and no service credits can be earned after March 31, 2012.

The following table summarizes expenses for the Bank's defined contribution plans for the three months ended January 31.

Defined Contribution Plan Expenses
(millions of Canadian dollars)	For the three months ended
	January 31 2020	January 31 2019
Defined contribution pension plans[1]	$44	$40
Government pension plans[2]	117	106
Total	$161	$146

[1]	Includes defined contribution portion of the TD Pension Plan (Canada) and TD Bank, N.A. defined contribution 401(k) plan.
[2]	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

CASH FLOWS

The following table summarizes the Bank's contributions to its principal pension and non-pension post-retirement defined benefit plans and the Bank's significant other defined benefit pension and retirement plans during the three months ended January 31.

Defined Benefit Plan Contributions
(millions of Canadian dollars)	For the three months ended
	January 31 2020	January 31 2019
Principal pension plans	$80	$83
Principal non-pension post-retirement benefit plan	3	4
Other pension and retirement plans[1]	14	9
Total	$97	$96

[1]

Includes Canada Trust defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance retirement plans, and supplemental employee retirement plans. Other employee benefit plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes.

As at January 31, 2020, the Bank expects to contribute an additional $262 million to its principal pension plans, $15 million to its principal non-pension post-retirement benefit plan, and $29 million to its other pension and retirement plans by the end of the fiscal year. However, future contribution amounts may change upon the Bank's review of current contribution levels during fiscal 2020.

NOTE 16:  INCOME TAXES

The Canada Revenue Agency (CRA), Revenu Québec Agency (RQA) and Alberta Tax and Revenue Administration (ATRA) are denying certain dividend deductions claimed by the Bank. During the quarter ended January 31, 2020, the ATRA reassessed the Bank for $18 million of additional income tax and interest in respect of its 2014 taxation year. To date, the CRA has reassessed the Bank for $793 million of income tax and interest for the years 2011 to 2014, the RQA has reassessed the Bank for $6 million for the year 2013, and the ATRA has reassessed the Bank for $33 million for the years 2011 to 2014. In total, the Bank has been reassessed for $832 million of income tax and interest. The Bank expects the CRA, RQA, and ATRA to reassess subsequent years on the same basis. The Bank is of the view that its tax filing positions were appropriate and intends to challenge all reassessments.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 64

NOTE 17:  EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted earnings per share is calculated using the same method as basic earnings per share except that certain adjustments are made to net income attributable to common shareholders and the weighted-average number of shares outstanding for the effects of all dilutive potential common shares that are assumed to be issued by the Bank.

The following table presents the Bank's basic and diluted earnings per share for the three months ended January 31.

Basic and Diluted Earnings Per Share
(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2020	January 31 2019
Basic earnings per share
Net income attributable to common shareholders	$2,922	$2,332
Weighted-average number of common shares outstanding (millions)	1,810.9	1,833.1
Basic earnings per share (Canadian dollars)	$1.61	$1.27
Diluted earnings per share
Net income attributable to common shareholders	$2,922	$2,332
Net income available to common shareholders including impact of dilutive securities	2,922	2,332
Weighted-average number of common shares outstanding (millions)	1,810.9	1,833.1
Effect of dilutive securities Stock options potentially exercisable (millions)[1]	2.7	3.1
Weighted-average number of common shares outstanding – diluted (millions)	1,813.6	1,836.2
Diluted earnings per share (Canadian dollars)[1]	$1.61	$1.27

[1]

For the three months ended January 31, 2020, no outstanding options were excluded from the computation of diluted earnings per share. For the three months ended January 31, 2019, the computation of diluted earnings per share excluded average options outstanding of 1.8 million with a weighted-average exercise price of $72.64, as the option price was greater than the average market price of the Bank's common shares.

NOTE 18:  CONTINGENT LIABILITIES

Other than as described below, there have been no new significant events or transactions as previously identified in Note 27 of the Bank's 2019 Annual Consolidated Financial Statements.

LITIGATION

In the ordinary course of business, the Bank and its subsidiaries are involved in various legal and regulatory actions. The Bank establishes legal provisions when it becomes probable that the Bank will incur a loss and the amount can be reliably estimated. The Bank also estimates the aggregate range of reasonably possible losses (RPL) in its legal and regulatory actions (that is, those which are neither probable nor remote), in excess of provisions. As at January 31, 2019, the Bank's RPL is from zero to approximately $544 million (October 31, 2019 – from zero to approximately $606 million). The Bank's provisions and RPL represent the Bank's best estimates based upon currently available information for actions for which estimates can be made, but there are a number of factors that could cause the Bank's provisions and/or RPL to be significantly different from its actual or reasonably possible losses. For example, the Bank's estimates involve significant judgment due to the varying stages of the proceedings, the existence of multiple defendants in many proceedings whose share of liability has yet to be determined, the numerous yet-unresolved issues in many of the proceedings, some of which are beyond the Bank's control and/or involve novel legal theories and interpretations, the attendant uncertainty of the various potential outcomes of such proceedings, and the fact that the underlying matters will change from time to time. In addition, some actions seek very large or indeterminable damages.

In management's opinion, based on its current knowledge and after consultation with counsel, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the consolidated financial condition or the consolidated cash flows of the Bank. However, because of the factors listed above, as well as other uncertainties inherent in litigation and regulatory matters, there is a possibility that the ultimate resolution of legal or regulatory actions may be material to the Bank's consolidated results of operations for any particular reporting period.

Stanford Litigation – On May 3, 2019, two groups of plaintiffs comprising more than 950 investors in certificates of deposit issued by Stanford International Bank, Limited filed motions to intervene in The Official Stanford Investors Committee's case against the Bank and the other bank defendants. On September 18, 2019, the Court denied the motions to intervene. On October 14, 2019, one group of plaintiffs (comprising 147 investors) filed a notice of appeal to the Fifth Circuit, and on January 24, 2020, appellants filed their brief with the Fifth Circuit.

On November 26, 2019, the U.S. Receiver for the Stanford Receivership Estate filed a motion to enjoin the Texas state court action in the United States District Court for the Northern District of Texas. On January 15, 2020, the court granted the U.S. Receiver's motion to enjoin the Texas state court action.

Overdraft Litigation – On June 26, 2019, the Court issued an order preliminarily approving settlement of all claims consolidated in Multi-District Litigation (MDL) 2613 on a class-wide basis and directing notice to settlement class members. One class member submitted an objection to the terms of the settlement. On January 9, 2020, the Court issued an order granting final approval of the settlement, certifying the six settlement classes for settlement purposes only, and overruling the class member objection. On January 24, 2020, the Court entered a final judgment dismissing with prejudice any and all cases and claims consolidated in MDL 2613.

Consumer Class Actions – The Bank, along with several other Canadian financial institutions, is a defendant in a number of matters brought by consumers alleging provincial class claims in connection with various fees, interest rate calculations, and credit decisions. The cases are in various stages of maturity. In one matter, Masella v. The Toronto-Dominion Bank, the Quebec Superior Court approved the settlement of the action on October 17, 2019.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 65

NOTE 19:  SEGMENTED INFORMATION

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking businesses, Canadian credit cards, TD Auto Finance Canada, and Canadian wealth and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and business banking operations, U.S. credit cards, TD Auto Finance U.S., U.S. wealth business, and the Bank's investment in TD Ameritrade; and Wholesale Banking. The Bank's other activities are grouped into the Corporate segment.

Refer to Note 29 of the Bank's 2019 Annual Consolidated Financial Statements for additional segment disclosures.

The following table summarizes the segment results for the three months ended January 31.

Results by Business Segment1

(millions of Canadian dollars)	Canadian Retail		U.S. Retail		Wholesale Banking[2]		Corporate[2]			Total
	For the three months ended
	Jan. 31 2020	Jan. 31 2019	Jan. 31 2020	Jan. 31 2019	Jan. 31 2020	Jan. 31 2019	Jan. 31 2020	Jan. 31 2019	Jan. 31 2020	Jan. 31 2019
Net interest income (loss)	$3,167	$3,044	$2,196	$2,247	$357	$173	$581	$396	$6,301	$5,860

Non-interest income (loss)	3,088	2,944	706	701	689	409	(175)	84	4,308	4,138

Total revenue	6,255	5,988	2,902	2,948	1,046	582	406	480	10,609	9,998
Provision for (recovery of) credit losses	391	310	319	306	17	7	192	227	919	850
Insurance claims and related expenses	780	702	–	–	–	–	–	–	780	702

Non-interest expenses	2,636	3,084	1,593	1,611	652	602	586	558	5,467	5,855

Income (loss) before income taxes	2,448	1,892	990	1,031	377	(27)	(372)	(305)	3,443	2,591
Provision for (recovery of) income taxes	659	513	45	102	96	(10)	(141)	(102)	659	503

Equity in net income of an investment in TD Ameritrade	–	–	201	311	–	–	4	11	205	322
Net income (loss)	$1,789	$1,379	$1,146	$1,240	$281	$(17)	$(227)	$(192)	$2,989	$2,410
Total assets	$456,591	$434,994	$451,892	$415,611	$484,276	$407,624	$64,670	$64,277	$1,457,429	$1,322,506

[1]

The retailer program partners' share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners' net share) recorded in Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to the Bank under the agreements.

[2]	Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB). The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.

NOTE 20:  INTEREST INCOME AND EXPENSE

The following table presents interest income and interest expense by basis of accounting measurement. Refer to Note 2 of the 2019 Annual Consolidated Financial Statements for the type of instruments measured at amortized cost and FVOCI.

Interest Income and Expense1

(millions of Canadian dollars)		For the three months ended
	January 31, 2020		January 31, 2019
	Interest income	Interest expense	Interest income	Interest expense
Measured at amortized cost[2]	$7,957	$2,517	$7,825	$2,928

Measured at FVOCI	645	–	860	–
	8,602	2,517	8,685	2,928

Not measured at amortized cost or FVOCI[3]	1,792	1,576	1,859	1,756
Total	$10,394	$4,093	$10,544	$4,684

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
[2]	Includes interest expense on lease liabilities for the three months ended January 31, 2020 of $39 million upon adoption of IFRS 16 on November 1, 2019.
[3]	Includes interest income, interest expense, and dividend income for financial instruments that are measured or designated at FVTPL and equities designated at FVOCI.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 66

NOTE 21:  REGULATORY CAPITAL

The Bank manages its capital under guidelines established by OSFI. The regulatory capital guidelines measure capital in relation to credit, market, and operational risks. The Bank has various capital policies, procedures, and controls which it utilizes to achieve its goals and objectives.

During the three months ended January 31, 2020, the Bank complied with the OSFI Basel III guidelines related to capital ratios and the leverage ratio. Effective January 1, 2016, OSFI's target CET1, Tier 1, and Total Capital ratios for Canadian banks designated as domestic systemically important banks (D-SIBs) includes a 1% common equity capital surcharge bringing the targets to 8%, 9.5%, and 11.5%, respectively. On November 22, 2019, the Bank was designated a global systemically important bank (G-SIB). The OSFI target includes the greater of the D-SIB or G-SIB surcharge, both of which are currently 1%. In addition, on June 25, 2018, OSFI provided greater transparency related to previously undisclosed Pillar 2 CET1 capital buffers through the introduction of the public Domestic Stability Buffer which is held by D-SIBs against Pillar 2 risks. The current buffer is set at 2% of total risk-weighted assets (RWA) and must be met with CET1 Capital, effectively raising the CET1 target to 10%.

The following table summarizes the Bank's regulatory capital positions as at January 31, 2020 and October 31, 2019.

Regulatory Capital Position

(millions of Canadian dollars, except as noted)	As at
	January 31 2020	October 31 2019
Capital
Common Equity Tier 1 Capital	$55,689	$55,042
Tier 1 Capital	62,329	61,683
Total Capital	74,773	74,122
Risk-weighted assets used in the calculation of capital ratios	476,012	455,977
Capital and leverage ratios
Common Equity Tier 1 Capital ratio	11.7%	12.1%
Tier 1 Capital ratio	13.1	13.5
Total Capital ratio	15.7	16.3
Leverage ratio	4.0	4.0

NOTE 22:  RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the "Managing Risk" section of the MD&A relating to market, liquidity, and insurance risks are an integral part of the Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 67

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:

Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports

Transfer Agent:

AST Trust Company (Canada)
P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

inquiries@astfinancial.com or

www.astfinancial.com/ca-en

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar:

Computershare
P.O. Box 505000

Louisville, KY 40233, or

Computershare

462 South 4th Street, Suite 1600

Louisville, KY 40202

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610
www.computershare.com/investor

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com. Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

Normal Course Issuer Bid

On December 19, 2019, the Bank announced that the TSX and OSFI approved the Bank's Normal Course Issuer Bid (NCIB) to repurchase for cancellation up to 30 million of the Bank's common shares. Pursuant to the Notice of Intention filed with the TSX, the NCIB ends on December 23, 2020, such earlier date as the Bank may determine or such earlier date as the Bank may complete its purchases. A copy of the Notice may be obtained without charge by contacting TD Shareholder Relations by phone at 416-944-6367 or 1-866-756-8936 or by e-mail at tdshinfo@td.com.

General Information

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week: 1-866-567-8888

French: 1-866-233-2323

Cantonese/Mandarin: 1-800-328-3698

Telephone device for the hearing impaired (TTY): 1-800-361-1180

Website: www.td.com

Email: customer.service@td.com

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on February 27, 2020. The call will be audio webcast live through TD's website at 2:00 p.m. ET. The call and audio webcast will feature presentations by TD executives on the Bank's financial results for the first quarter, discussions of related disclosures, and will be followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor on February 27, 2020, by approximately 12:00 p.m. ET. A listen-only telephone line is available at 416-641-6150 or 1-866-696-5894 (toll free) and the passcode is 2727354.

The audio webcast and presentations will be archived at www.td.com/investor. Replay of the teleconference will be available from 5:00 p.m. ET on February 27, 2020, until 11:59 p.m. ET on March 6, 2020, by calling 905-694-9451 or 1-800-408-3053 (toll free). The passcode is 3336790.

Annual Meeting

Thursday, April 2, 2020

Design Exchange

Toronto, Ontario

TD BANK GROUP • FIRST QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 68